                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's 2005 annual report.

     This annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the Registrant's plan to continue to strengthen its exploration and development business in China and further consolidate its resources foundation;

     - the Registrant's plan to continue to promote the construction of key refining facilities to improve the competitiveness and profitability of the refining segment;

     - the Registrant's plan to continue to speed up construction of infrastructure for oil and gas storage and transportation

     - the Registrant's plan to continue to expand its international businesses and enlarge the scale of its overseas oil and gas production;

     - the Registrant's plan to continue to ensure safety and protect the environment and to realize notable improvements in these areas; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                               2005 ANNUAL REPORT

FINANCIAL AND OPERATING SUMMARY

Output of crude oil for 2005 was 822.9 million barrels, representing an increase of 1.1% from 2004. Output of marketable natural gas for 2005 was 1,119.5 billion cubic feet, representing an increase of 27.8% from 2004. Total output of crude oil and natural gas for 2005 was 1,009.5 million barrels of oil equivalent, representing an increase of 5.1% from 2004.

Consolidated turnover for 2005 was RMB552,229 million, representing an increase of 39.0% from 2004.

Consolidated net profit* for 2005 was RMB133,362 million, representing an increase of 28.4% from 2004.

Basic and diluted earnings per share attributable to equity holders of the Company for 2005 were RMB0.75, representing an increase of RMB 0.16 from 2004. The Board of Directors has proposed a final dividend attributable to equity holders of the Company for 2005 of RMB0.180325 per share.

----------
* Consolidated net profit is profit attributable to the equity holders of the Company.

                                    CONTENTS

COMPANY PROFILE
CHAIRMAN'S REPORT
FINANCIAL HIGHLIGHTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS
CORPORATE GOVERNANCE REPORT
DIRECTORS' REPORT
REPORT OF THE SUPERVISORY COMMITTEE
BUSINESS OPERATING REVIEW
INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES
REPORT OF INTERNATIONAL AUDITORS
FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
CORPORATE INFORMATION
MAJOR EVENTS IN 2005

                                 COMPANY PROFILE

     PetroChina Company Limited (the "COMPANY") was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC" or "CHINA") on November 5,1999 as part of the restructuring of the China National Petroleum Corporation ("CNPC"). In the restructuring, CNPC injected into the Company most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

     The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas related activities, including:

     - the exploration, development, production and sales of crude oil and natural gas;

     - the refining, transportation, storage and marketing of crude oil and petroleum products;

     - the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and

     - the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

     The American Depositary Shares (the "ADSS") and H shares of the Company were listed on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited ("HKSE") on April 6, 2000 and April 7, 2000, respectively.

Registered Chinese Name of the Company:             (Chinese Characters)
English Name of the Company:                        PetroChina Company Limited
Legal Representative of the Company:                Chen Geng
Secretary to the Board:                             Li Huaiqi
Legal Address of the Company:                       World Tower
                                                    16 Andelu Dongcheng District, Beijing
                                                    The People's Republic of China

Postal Code:                                        100011
Telephone:                                          (8610) 8488 6270
Facsimile:                                          (8610) 8488 6260
Places of Listing:
H shares: The Stock Exchange of Hong Kong Limited   Code: 857
ADS: The New York Stock Exchange, Inc.              Symbol: PTR

                                CHAIRMAN'S REPORT

Dear Shareholders,

     I am pleased to submit to you the annual report of PetroChina Company Limited (the "COMPANY") for the year ended December 31, 2005.

REVIEW OF RESULTS OF OPERATIONS

     The Company is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC. The Company is engaged in a broad range of petroleum-related activities.

     In 2005, faced with a rapid growth of demand for oil and gas in the PRC, the Company made its best endeavours to organize its resources with a view to achieve a stronger balance of production, transportation and sales, maximize the supply of oil and chemical products to the market, and ensure safe and steady gas supply. The Company's

                                     (photo)
results of operation improved significantly. The overall strength of the Company has improved notably. In 2005, profit before taxation of the Company was RMB193.822 billion, representing an increase of 28.2% from the corresponding period of the preceding year. Net profit was RMB133.362 billion, representing an increase of 28.4% from the corresponding period of the preceding year. The Exploration and Production segment continued to be an important pillar for the increase in the Company's profits. The Refining and Marketing segment, however, recorded losses because the increase in prices of refined products was much lower than that of crude oil in China. The realised profits of the Chemicals and Marketing segment decreased as compared with those for the preceding year as a result of an increase in prices of raw materials. Profits of the Natural Gas and Pipeline segment continued to grow as a result of a dramatic increase in the production and sales volume of natural gas.

     The basic and diluted earnings per share of the Company were RMB0.75.

     The Board of Directors of the Company recommends a final dividend of RMB0.180325 per share for 2005 (together with the interim dividend of RMB0.157719 per share, the annual dividend for 2005 will be RMB0.338044), subject to the approval of the shareholders in the annual general meeting to be held on May 26, 2006.

BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

     The second extraordinary general meeting of the Company was held in Beijing on November 8, 2005. Article 89 of the Articles of Association of the Company provides that "directors shall be elected at the shareholders' meeting for a term of three years and may serve consecutive terms if re-elected upon the expiry of their term of office". The term of office of six directors expired on November 18, 2005. One director resigned for reason of work adjustment. Pursuant to the provisions of Articles 51(2) and (13) of the Company's Articles of Association regarding "election and replacement of directors" and "review of proposals presented by shareholders representing 5% or more of the voting shares of the Company" at shareholders' meetings, a resolution for the re-election and election of seven more Directors was considered and approved at the meeting. It was resolved that Mr Su Shulin, Mr Gong Huazhang, Mr Chee-Chen Tung and Mr Liu Hongru be re-elected as Directors and Mr Wang Yilin, Mr Zeng Yukang and Mr Jiang Fan be elected as Directors. A resolution for the re-election and election of four more Supervisors was considered and approved at the meeting. It was resolved that Mr Wen Qingshan and Mr Wu Zhipan be re-elected as Supervisors of the Company and Mr Wang Fucheng and Mr Li Yongwu be elected as Supervisors of the Company. In addition, Mr Qin Gang was elected as the Staff Representative Supervisor through the procedures for the election of staff representative of the Company. Please see the section headed "Brief Biography of Directors, Secretary, Supervisors and Senior Management" in the "Report of Directors" for the brief biography of each of the directors and supervisors.

     The Board of Directors currently consists of thirteen Directors, including three independent non-executive Directors. The Supervisory Committee consists of seven Supervisors, including two independent Supervisors.

     On November 28, 2005, the first meeting of the Third Term of the Board of Directors of the Company was held in Beijing. The re-appointment of Mr Su Shulin and the appointment of Mr Duan Wende as Senior Vice Presidents of the Company were approved. Mr Wang Guoliang was re-appointed as Financial Controller. Mr Liao Yongyuan, Mr Jia Chengzao and Mr Hu Wenrui were appointed as Vice Presidents. In the first meeting of the Third Term of the Supervisory Committee held on November 8, 2005, Mr Wang Fucheng was elected as Chairman of the Supervisory Committee.

     I would like to take this opportunity to express my gratitude to Mr Ren Chuanjun, Mr Wang Fucheng, Mr Zou Haifeng, Mr Li Kecheng, Mr Zhang Youcai, Mr Sun Chongren and Mr Liu Baohe for their contribution to the Company during their terms of office. I would also like to congratulate Mr Wang Yilin, Mr Zeng Yukang and Mr Jiang Fan for being elected as Directors of the Company, Mr Wang Fucheng, Mr Li Yongwu and Mr Qin Gang for being elected as Supervisors of the Company, Mr Duan Wende for being elected as Senior Vice President of the Company, and Mr Liao Yongyuan, Mr Jia Chengzao and Mr Hu Wenrui for being elected as Vice Presidents of the Company. I would also like to give my heartfelt thanks to all shareholders for their support and members of the Board of Directors and the Supervisory Committee and all staff of the Company for their close co-operation and hard work.

STANDARDIZED OPERATIONS AND BUSINESS PROSPECTS

     The Company strictly follows the laws and regulations of its places of listing and operates steadily and manages in a scientific manner within the regulatory framework. The value of the Company in the international capital market appreciates continuously. The price of the Company's shares hit new highs. In 2005, the total market capitalization of the Company's H shares surpassed HK$1,000 billion. The average price of the Company's H shares was HK$5.5 per share, representing an increase of 41% from that of the previous year.

     The Company has continued to place top priority in oil and gas exploration. In 2005, the Company continued to enhance its efforts in exploration and exploitation of oil and gas reserves and achieved significant results in oil and gas exploration. The business foundation of steady development in eastern China and rapid development in western China is further consolidated. Crude oil production has been increasing steadily for four consecutive years. The natural gas output increased rapidly. In 2005, marketable natural gas output was 1,119.5 billion cubic feet, doubling that for 2000.

     There was rapid development in refinery and petrochemical businesses as well as in marketing business. The Company has become ever more competitive in the market and its operating efficiency has achieved new improvements. In the production of refined oil, the production units made efforts to overcome the adversities caused by the gap between the prices of refined products from the prices of crude oil by coordinating the allocation of resources and optimizing the production process. Business scale and layout and product mix have become more rationalized. Products have become more diversified. Quality of oil products and the percentage of high value-added products have increased sharply. In the marketing of refined oil, integrated management of production and marketing was carried out and a nationwide sales network was built up, with a view to adapting to market changes proactively and stabilizing market supply. In the marketing of chemicals, the Company has managed to grasp the market opportunity to take advantage of its competitive edge in centralized marketing by promoting sales at favourable prices. The Company achieved breakthrough in its efforts at soliciting institutional and big clients. Optimization of logistics and reform of the marketing mechanism were carried out in an orderly manner. Marketing management was strengthened and became more standardized. Key technological upgrading and construction of refining and petrochemical bases in the refinery and petrochemical arena were smoothly completed and there was new progress in the adjustment of the structure of the refinery and petrochemical businesses.

     Key natural gas and pipeline construction was carried out in an orderly manner. Construction period and quality were effectively guaranteed. Natural gas transmission via the second Shaanxi-Beijing Pipeline commenced ahead of schedule. Six compressor stations for the West-East Gas Pipeline Project were completed and put into operation. The Xiangtan branch line of the Zhongxian-Wuhan Pipeline was completed and went into operation successfully. The trunk line of the Jining line connecting the West-East Gas Pipeline and the second Shaanxi-Beijing Pipeline was completed. Natural gas production capacity was enhanced. As a result, production and sales of natural gas were enhanced dramatically. Safe and steady supply of natural gas was ensured. Integration of resources, market and efficiency was achieved.

     Capital markets operation and asset restructuring were carried out and control of financial risks was enhanced. The Company grasped the favourable market window and issued new H shares for the first time. The proceeds from the H shares issue will be used for business development of the Company. The Company made a general offer to acquire for cash all the outstanding shares in Jilin Chemical, Jinzhou Petrochemical and Liaohe Jinma, the three listed subsidiaries of the Company, and withdrew the listing status for their respective A Shares, H Shares and ADSs. The offer has resolved the issue of competition within the Group and has regularized connected transactions. In 2005, the Company and CNPC jointly provided capital (each provided 50%) to set up (Chinese Characters) (Zhong You Kan Tan Kai Fa Company Limited) ("NEWCO") to integrate overseas oil exploration and development businesses. This is conducive to enhancing the overall advantages and promoting the implementation of the going international strategy. At the same time, the internal control mechanism was strengthened and standardized management was further advocated. The Company's capability to prevent risks was further enhanced.

     The Company always emphasizes the "human-oriented" concept in its operations and management. The Company has taken initiatives in achieving safety and environmental protection. It has also endeavoured to build itself up as an enterprise of harmony. Through the active promotion of events relating to the "Year of Safety in Production", the Company has established and perfected its HSE management system. The Company has strengthened supervision and management and technological training in respect of safety and environmental protection. The Company has made more capital contributions and focused on rectifying and eliminating hidden environmental risks. The Company has intensified its basic work at the grassroots units and improved the quality of safety regulatory institutions at the grassroots level. The Company has devised contingency plans for the handling of material incidents. The Company has improved its capability for ensuring safety in production. The Company has propagated hygienic production, enhanced on-the-spot management and environmental protection efforts, and promoted harmony between energy production and the environment.

     Looking forward in 2006, China may be able to maintain high economic growth and low inflation, and a growth of approximately 8% in the GDP in 2006. The rapid development of the national economy will increase the market demand for oil and petrochemicals and provide ample room for development for the oil and petrochemical industry. However, the implementation of macroeconomic control measures and the Chinese government's general policy to establish a frugal society in an attempt to achieve scientific development for China will lower the demand for energy effectively and slow down the growth of demand for oil and gas. China will adopt more stringent land and environmental protection policies and enhance law enforcement and regulation. China will also carry out reforms in the oil and gas pricing mechanism, energy tax and the exchange rate mechanism at a proper time. Looking forward, the Company will operate in complicated and ever changing circumstances and face more fierce competition. As such, the Company needs to react in a positive manner, carry out steady operation, emphasize the implementation of the strategies of resources, market orientation and internationalization and gain initiatives in development efforts.

     The Company will continue to strengthen its exploration and development businesses in China and further consolidate its resources foundation. The Company will focus on realizing stable development in eastern China and rapid development in western China. The Company will insist on placing equal emphasis on oil and gas businesses. It will continue to give priority to oil and gas exploration and perfect its oilfield development efforts in order to ensure steady and increased crude oil production, rapid increase in natural gas production, and accelerate the establishment of a larger scale, enhanced supply and safer natural gas production base.

     The Company will continue to promote the construction of key refining facilities to improve the competitiveness and profitability of the refining segment. The refining business structure will be optimized and the efficiency of the marketing network will be improved in order to accelerate the pursuit of economies of scale for leading products. In the chemicals business, the Company will insist on making optimized arrangements, enhancing development of leading new products, developing high quality and high value-added products, and improving the competitiveness of leading products.

     The Company will continue to speed up construction of infrastructure for oil and gas storage and transportation, perfect gas transmission pipelines and networks, construct interconnection lines linking up main gas transmission lines such as the West-East Gas Pipeline Project and the second Shaanxi-Beijing Pipeline, construct a gas transmission network in eastern and western China, speed up the construction of compressor stations and underground storage in order to ensure safe and steady supply in the market.

     The Company will continue to expand its international businesses and enlarge the scale of its overseas oil and gas production. Building on its existing oil and gas projects, the Company will lay stress on key areas and regions, enhance oil and gas exploration and exploitation, and strongly advocate the rapid development of its overseas businesses.

     In international trade, the Company has to proactively diversify the sources of import of resources, make arrangements to facilitate the import of crude oil from foreign countries such as Russia and Kazakhstan, develop sour and heavy crude oil sources and make preparations for the planned introduction of natural gas, LNG and other resources into China.

     The Company will continue to ensure safety and protect the environment and to realize notable improvements in these areas. The Company will firmly assure safety in production, improve the code and rules of operation, provide more education and training, make further capital contributions to the course of rectifying hidden environmental risks, emphasize and ensure safety in production in key and strategic production process and facilities, intensify its efforts in eliminating sources of pollution and reducing hidden environmental risks, promote the efficient operation of the HSE management system, and build itself up as an enterprise of harmony.

     In future, the Company will persist in enhancing the Company's value and strive to maximize the benefit and value for its shareholders. The Company will lay stress on its principal businesses, strive to enhance its creative capability, promote economic growth, establish a long-term effective mechanism for safety and environmental protection, and achieve a sustainable, effective, steady and well-coordinated development of the Company.

                                                                       Chen Geng
                                                           Chairman of the Board
                                                                Beijing, the PRC
                                                                  March 20, 2006

                              FINANCIAL HIGHLIGHTS

                                                         AS AT OR YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------
                                                 2001       2002       2003       2004       2005
                                               --------   --------   --------   --------   --------
                                                                    RMB MILLION
TURNOVER                                        245,536    249,386    310,431    397,354    552,229
                                               --------   --------   --------   --------   --------
OPERATING EXPENSES
Purchases, services and other                   (78,737)   (71,383)   (89,741)  (114,249)  (200,321)
Employee compensation costs                     (14,833)   (16,665)   (20,044)   (22,934)   (29,675)
Exploration expenses, including
   exploratory dry holes                         (7,361)    (8,203)   (10,624)   (12,090)   (15,566)
Depreciation, depletion and amortisation        (34,139)   (37,680)   (41,952)   (48,362)   (51,305)
Selling, general and administrative expenses    (22,765)   (23,930)   (25,982)   (28,302)   (36,538)
Employees redundancy costs and shut down
   of manufacturing facilities                     (487)    (2,121)    (2,355)      (220)        --
Taxes other than income taxes                   (14,401)   (15,366)   (16,821)   (19,943)   (23,616)
Property, plant and equipment revaluation
   loss                                              --         --       (602)        --         --
Other expense, net                                  (32)       (59)      (598)      (116)    (3,037)
                                               --------   --------   --------   --------   --------
TOTAL OPERATING EXPENSES                       (172,755)  (175,407)  (208,719)  (246,216)  (360,058)
                                               --------   --------   --------   --------   --------
PROFIT FROM OPERATIONS                           72,781     73,979    101,712    151,138    192,171
                                               --------   --------   --------   --------   --------
FINANCE COSTS
Exchange gain                                       393        179        224        225        942
Exchange loss                                      (160)      (609)      (260)      (217)      (854)
Interest income                                     873        663        973      1,373      1,924
Interest expense                                 (5,104)    (4,068)    (2,889)    (2,896)    (2,762)
                                               --------   --------   --------   --------   --------
TOTAL FINANCE COSTS                              (3,998)    (3,835)    (1,952)    (1,515)      (750)
                                               --------   --------   --------   --------   --------
SHARE OF PROFIT OF ASSOCIATES                       247        169        933      1,621      2,401
                                               --------   --------   --------   --------   --------
PROFIT BEFORE TAXATION                           69,030     70,313    100,693    151,244    193,822
TAXATION                                        (23,617)   (22,939)   (28,796)   (43,598)   (54,180)
                                               --------   --------   --------   --------   --------
PROFIT FOR THE YEAR                              45,413     47,374     71,897    107,646    139,642
                                               ========   ========   ========   ========   ========
ATTRIBUTABLE TO:
Equity holders of the Company                    45,431     46,766     69,835    103,843    133,362
Minority interests                                  (18)       608      2,062      3,803      6,280
                                               --------   --------   --------   --------   --------
                                                 45,413     47,374     71,897    107,646    139,642
                                               ========   ========   ========   ========   ========
BASIC AND DILUTED EARNINGS PER SHARE
   FOR PROFIT ATTRIBUTABLE TO EQUITY
   HOLDERS OF THE COMPANY DURING THE
   YEAR (RMB)(2)                                   0.26       0.27       0.40       0.59       0.75
                                               ========   ========   ========   ========   ========
NON CURRENT ASSETS
Property, plant and equipment                   372,369    404,135    442,311    485,612    563,890
Long term investments                             5,872      6,055      9,405     11,504     13,608
Advance operating lease payments                  5,404      6,267      7,286     12,307     16,235
Intangible and other assets                       2,379      2,769      3,027      3,020      5,011
Time deposits with maturities over one year       2,980      3,498      3,485      3,751      3,428
                                               --------   --------   --------   --------   --------
                                                389,004    422,724    465,514    516,194    602,172
                                               --------   --------   --------   --------   --------
CURRENT ASSETS
Inventories                                      29,117     29,352     30,064     47,377     62,733
Accounts receivable                               8,265      6,544      4,115      3,842      4,630
Prepaid expenses and other current assets        25,030     19,618     18,845     24,704     25,701
Investments in collateralized loans               2,636        420     24,224     33,217        235
Time deposits with maturities over three
   months but within one year                     3,262      2,621      2,648      1,425      1,691

                                                         AS AT OR YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------
                                                 2001       2002       2003       2004       2005
                                               --------   --------   --------   --------   --------
                                                                    RMB MILLION
Cash and cash equivalents                        20,252     19,532     11,613     11,688     80,905
                                               --------   --------   --------   --------   --------
TOTAL CURRENT ASSETS                             88,562     78,087     91,509    122,253    175,895
                                               --------   --------   --------   --------   --------
CURRENT LIABILITIES
Accounts payable and accrued liabilities         54,888     59,950     66,700     73,072     99,758
Taxes payable                                    14,571     11,348     21,320     22,516     25,391
Short-term borrowings                            28,011     23,185     34,328     34,937     28,689
                                               --------   --------   --------   --------   --------
                                                 97,470     94,483    122,348    130,525    153,838
                                               --------   --------   --------   --------   --------
NET CURRENT ASSETS/ (LIABILITIES)                (8,908)   (16,396)   (30,839)    (8,272)    22,057
                                               --------   --------   --------   --------   --------
TOTAL ASSETS LESS CURRENT LIABILITIES           380,096    406,328    434,675    507,922    624,229
                                               ========   ========   ========   ========   ========
EQUITY
Equity attributable to equity holders of the
   Company
Share capital                                   175,824    175,824    175,824    175,824    179,021
Retained earnings                                34,105     57,358     88,152    143,115    203,812
Reserves                                         81,835     84,456     93,952    108,834    132,556
                                               --------   --------   --------   --------   --------
                                                291,764    317,638    357,928    427,773    515,389
Minority interests                                6,646      6,672      8,966     15,199     28,278
                                               --------   --------   --------   --------   --------
TOTAL EQUITY                                    298,410    324,310    366,894    442,972    543,667
                                               --------   --------   --------   --------   --------
NON CURRENT LIABILITIES
Long-term borrowings                             72,042     68,894     51,601     44,648     44,570
Other long-term obligations                       1,402      1,707      2,010      2,481      1,046
Asset retirement obligations                        544        585        735        919     14,187
Deferred taxation                                 7,698     10,832     13,435     16,902     20,759
                                               --------   --------   --------   --------   --------
                                                 81,686     82,018     67,781     64,950     80,562
                                               --------   --------   --------   --------   --------
                                                380,096    406,328    434,675    507,922    624,229
                                               ========   ========   ========   ========   ========
Other financial data
Capital expenditures                            (62,092)   (75,496)   (86,373)   (98,946)  (124,801)
Net cash generated by operating activities       83,864     98,989    139,570    141,691    203,885
Net cash used for investing activities          (62,027)   (73,732)  (102,549)  (102,276)   (91,576)
Net cash used for financing activities
   (provided by financing activities)           (28,817)   (26,488)   (35,593)   (39,586)   (42,634)
Fixed assets, net of accumulated
   depreciation                                 372,369    404,135    442,311    485,612    563,890
Total assets                                    477,566    500,811    557,023    638,447    778,067
Equity attributable to equity holders of the
   Company                                      291,764    317,638    357,928    427,773    515,389

NOTE:

(1) The Company acquired the assets, liabilities and equities of the refined products sales enterprises and refining and chemical businesses of CNPC in 2002 and 2005 respectively, and acquired 50% equity interests in Newco in 2005. The accounting statements for the Group in all relevant periods have been restated in a manner similar to a uniting of interests to reflect the acquisitions.

(2) As at December 31, 2001, 2002, 2003 and 2004 respectively, basic and diluted earnings per share was calculated by dividing the net profit with the number of shares issued for this financial year of 175.82 billion. As at December 31, 2005, basic and diluted earnings per share was calculated by dividing net profit with the weighted average number of shares issued for this financial year of 176.77 billion.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries ("GROUP") and the notes thereto.

OVERVIEW

     For the twelve months ended December 31, 2005, profit before taxation of the Group was RMB193,822 million, representing an increase of 28.2% compared with the corresponding period in the previous year. Net profit was RMB133,362 million, representing an increase of 28.4% compared with the corresponding period in the previous year. The performance results and the comprehensive strengths of the Group have increased dramatically. The increase in profit was primarily due to the Group's ability to take full advantage of the opportunities presented by persistently high oil prices and strong market demand by strengthening its efforts in exploration and development resulting in a continuous growth of crude oil and natural gas production; stable market supplies resulting from earnest efforts in refining and marketing and an increase in operating efficiency; continuously accelerating the pace of natural gas production; an orderly construction of the infrastructure of crude oil and natural gas pipelines; the strengthening of the management of the operations of the Group and the continuous efforts in technological and managerial innovations.

                                     (photo)

     For the twelve months ended December 31, 2005, the Group's basic and diluted earnings per share were RMB0.75.

     TWELVE MONTHS ENDED DECEMBER 31, 2005 COMPARED WITH TWELVE MONTHS ENDED DECEMBER 31, 2004 CONSOLIDATED OPERATING RESULTS

     -    Turnover

     Turnover increased 39.0% from RMB397,354 million for the twelve months ended December 31, 2004 to RMB552,229 million for the twelve months ended December 31, 2005. This was primarily due to the increases in the selling prices and sales volume of crude oil, gasoline, diesel and other main products as well as the increase in the sales volume of natural gas.

     -    Operating Expenses

     Operating expenses increased 46.2% from RMB246,216 million for the twelve months ended December 31, 2004 to RMB360,058 million for the twelve months ended December 31, 2005. This was primarily due to an increase in the purchase cost of crude oil, refined products and other raw materials and ancillary materials from external suppliers and an increase in the employee compensation costs.

     -    Purchases, Services and Other Expenses

     Purchases, services and other expenses increased 75.3% from RMB114,249 million for the twelve months ended December 31, 2004 to RMB200,321 million for the twelve months ended December 31, 2005. This was primarily due to (1) an increase in the purchase expenses of crude oil from external suppliers resulted from an increase in crude oil prices and an increase in the purchase volume of crude oil by the Group's refineries; and (2) an increase in the oil and gas production costs resulted from an increase in the rate of water and tariff of electricity and the prices of other production materials in the PRC as well as an expansion of the production scale of the Group. In addition, the increase in the purchase expenses was also resulted from an increase in the refined product supply operation in the year.

     -    Employee Compensation Costs

     Employee compensation costs rose 29.4% from RMB22,934 million for the twelve months ended December 31, 2004 to RMB29,675 million for the twelve months ended December 31, 2005. This was primarily due to an increase in employees' salaries and welfare expenses as a result of strong results of operations achieved by the Group, and an increase in labour costs resulted from further development of the Group's retail network.

     -    Exploration Expenses

     Exploration expenses increased 28.8% from RMB12,090 million for the twelve months ended December 31, 2004 to RMB15,566 million for the twelve months ended December 31, 2005. This was primarily due to an appropriate increase in investments in exploration of crude oil and natural gas by the Group in a high oil price environment.

     -    Depreciation, Depletion and Amortization

     Depreciation, depletion and amortization increased 6.1% from RMB48,362 million for the twelve months ended December 31, 2004 to RMB51,305 million for the twelve months ended December 31, 2005. This was primarily due to an increase in the provision for depreciation and depletion resulted from an increase in the average amount of property, plant and equipment.

     -    Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 29.1% from RMB28,302 million for the twelve months ended December 31, 2004 to RMB36,538 million for the twelve months ended December 31, 2005. This was primarily due to an increase in transportation and other related costs resulted from an increase in freights for railway transportation in 2005 and an increase in the sales volume of refined and petrochemical products.

     -    Taxes other than Income Tax

     Taxes other than income tax increased 18.4% from RMB19,943 million for the twelve months ended December 31, 2004 to RMB23,616 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel by the Group's refineries, an increase in compensation fees for mineral resources due to an increase in crude oil and natural gas revenue, and an increase in natural resource tax due to an increase in natural resource tax rates by the PRC government in 2005.

     -    Profit from Operations

     As a result of the factors discussed above, profit from operations increased 27.1% from RMB151,138 million for the twelve months ended December 31, 2004 to RMB192,171 million for the twelve months ended December 31, 2005.

     -    Net Exchange Gain

     Net exchange gain increased ten times from RMB8 million for the twelve months ended December 31, 2004 to RMB88 million for the twelve months ended December 31, 2005. The increase in net exchange gain was primarily due to the appreciation of Renminbi in 2005.

     -    Net Interest Expenses

     Net interest expenses decreased 45.0% from RMB1,523 million for the twelve months ended December 31, 2004 to RMB838 million for the twelve months ended December 31, 2005. This decrease was primarily due to a decrease in interest expenses resulted from the decrease in the average outstanding borrowings and an increase in interest income resulted from sufficient cash flow generated from operating activities.

     -    Profit Before Taxation

     Profit before taxation rose 28.2% from RMB151,244 million for the twelve months ended December 31, 2004 to RMB193,822 million for the twelve months ended December 31, 2005.

     -    Taxation

     Taxation increased 24.3% from RMB43,598 million for the twelve months ended December 31, 2004 to RMB54,180 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in taxable profits.

     -    Net Profit

     As a result of the factors discussed above, net profit increased 28.4% from RMB103,843 million for the twelve months ended December 31, 2004 to RMB133,362 million for the twelve months ended December 31, 2005.

                                     (photo)

SEGMENT INFORMATION

     The Group operates a wide range of petroleum and related activities through four primary business segments: Exploration and Production Segment, Refining and Marketing Segment, Chemicals and Marketing Segment, and Natural Gas and Pipeline Segment.

     EXPLORATION AND PRODUCTION

     THE BUSINESS OF THE EXPLORATION AND PRODUCTION SEGMENT INCLUDES THE EXPLORATION, DEVELOPMENT, PRODUCTION AND MARKETING OF PETROLEUM AND NATURAL GAS.

     -    Turnover

     Turnover increased 44.1% from RMB233,948 million for the twelve months ended December 31, 2004 to RMB337,208 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the prices and sales volume of crude oil and an increase in the sales volume of natural gas. The average realized crude oil price of the Group in 2005 was US$48.37 per barrel, representing an increase of US$14.65 per barrel or 43.4% from US$33.72 per barrel compared with the corresponding period in the previous year.

     Intersegment sales increased 50.4% from RMB180,129 million for the twelve months ended December 31, 2004 to RMB270,943 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the prices of crude oil and an increase in the intersegment sales volume of crude oil and natural gas.

     -    Operating Expenses

     Operating expenses increased 24.5% from RMB103,735 million for the twelve months ended December 31, 2004 to RMB129,128 million for the twelve months ended December 31, 2005. The increase was primarily due to increases in purchase expenses, exploration expenses and staff costs.

     -    Profit from Operations

     Profit from operations increased 59.8% from RMB130,213 million for the twelve months ended December 31, 2004 to RMB208,080 million for the twelve months ended December 31, 2005.

     REFINING AND MARKETING

     The business of the Refining and Marketing Segment includes refining, transportation, storage and marketing of crude oil and petroleum products.

     -    Turnover

     Turnover rose 44.6% from RMB296,427 million for the twelve months ended December 31, 2004 to RMB428,494 million for the twelve months ended December 31, 2005. The increase was due to an increase in the prices and sales volume of key products, of which:

     Sales revenue from gasoline increased 43.6% from RMB76,919 million for the twelve months ended December 31, 2004 to RMB110,438 million for the twelve months ended December 31, 2005. The average realized selling price of gasoline surged 19.2% from RMB3,542 per ton for the twelve months ended December 31, 2004 to RMB4,221 per ton for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB17,763 million. The sales volume of gasoline increased 20.5% from 21.71 million tons for the twelve months ended December 31, 2004 to 26.16 million tons for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB15,756 million.

     Sales revenue from diesel increased 29.5% from RMB136,649 million for the twelve months ended December 31, 2004 to RMB176,999 million for the twelve months ended December 31, 2005. The average realized selling price of diesel increased 17.0% from RMB3,165 per ton for the twelve months ended December 31, 2004 to RMB3,702 per ton for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB25,674 million. The sales volume of diesel increased 10.7% from 43.18 million tons for the twelve months ended December 31, 2004 to 47.81 million tons for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB14,676 million.

     Sales revenue from kerosene increased 27.2% from RMB5,881 million for the twelve months ended December 31, 2004 to RMB7,480 million for the twelve months ended December 31, 2005.

     Intersegment sales revenue increased 51.0% from RMB21,862 million for the twelve months ended December 31, 2004 to RMB33,019 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in selling prices and intersegment sales volume of key products.

     -    Operating Expenses

     Operating expenses increased 57.6% from RMB284,536 million for the twelve months ended December 31, 2004 to RMB448,304 million for the twelve months ended December 31, 2005. The

                                     (photo)

                                     (photo)
increase was primarily due to an increase in the purchase expenses of crude oil and refined products from external suppliers, and an increase in selling and administrative expenses. In addition, the increase in the purchase expenses was also resulted from an increase in the refined product supply operation in the year.

     -    Profit/(loss) from Operations

     Loss from operations amounted to RMB19,810 million for the twelve months ended December 31, 2005, while profit from operations amounted to RMB11,891 million for the twelve months ended December 31, 2004. This decrease was primarily due to the increase in the domestic price of refined products being much lower than the increase in the price of crude oil in 2005.

     CHEMICALS AND MARKETING

     The business of the Chemicals and Marketing Segment consists of the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products.

     -    Turnover

     Turnover rose 29.4% from RMB57,179 million for the twelve months ended December 31, 2004 to RMB73,978 million for the twelve months ended December 31, 2005. The growth in turnover was primarily due to an increase in the sales volume and selling prices of key chemical products.

     -    Operating Expenses

     Operating expenses increased 42.8% from RMB49,524 million for the twelve months ended December 31, 2004 to RMB70,702 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the purchase expenses for direct materials and an increase in selling and administrative expenses.

     -    Profit from Operations

     Profit from operations decreased 57.2% from RMB7,655 million for the twelve months ended December 31, 2004 to RMB3,276 million for the twelve months ended December 31, 2005. The decrease was primarily due to an increase in the prices of raw materials in 2005.

                                     (photo)

     NATURAL GAS AND PIPELINE

     The business of the Natural Gas and Pipeline Segment consists of the delivery of natural gas, crude oil and refined products, and the sale of natural gas.

     -    Turnover

     Turnover increased 43.6% from RMB18,255 million for the twelve months ended December 31, 2004 to RMB26,214 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the sales volume and selling prices of natural gas, and an increase in the volume of natural gas from pipeline transmission and the prices for pipeline transmission.

     -    Operating Expenses

     Operating expenses increased 46.5% from RMB15,720 million for the twelve months ended December 31, 2004 to RMB23,031 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in expenses for the purchase of natural gas and an increase in depreciation charges.

     -    Profit from Operations

     Profit from operations increased 25.6% from RMB2,535 million for the twelve months ended December 31, 2004 to RMB3,183 million for the twelve months ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

     For the twelve months ended December 31, 2005, the Group's primary sources of capital were cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. The Group's capital was primarily used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders.

     As at December 31, 2005, short-term borrowings made up approximately 4.7% of the Group's capital employed as compared with approximately 6.7% as at December 31, 2004. The Group's ability to obtain adequate financing may be affected by the financial position, the results of operations and the conditions of the domestic and foreign capital markets. The Group must seek approvals from the relevant PRC government authorities before raising capital in the domestic and foreign capital markets. In general, the Group must obtain the PRC government's approvals for any project involving significant capital investments in the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

     The Group plans to fund its capital expenditures and related investments principally from cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. For the twelve months ended December 31, 2005, net cash generated from operating activities was RMB203,885 million. As at December 31, 2005, the Group had RMB80,905 million in cash and cash equivalents. Cash and cash equivalents were primarily Renminbi (with Renminbi accounting for approximately 79.6%, United States Dollar accounting for approximately 12.3% and Hong Kong Dollar accounting for approximately 8.1%).

     The table below sets forth the cash flow of the Group for the twelve months ended December 31, 2005 and 2004, respectively and the cash and cash equivalents as at the end of each period.

                                                   YEARS ENDED DECEMBER 31,
                                                  -------------------------
                                                      2005          2004
                                                  -----------   -----------
                                                  RMB MILLION   RMB MILLION
Net cash from operating activities                  203,885       141,691
Net cash used for investing activities              (91,576)     (102,276)
Net cash used for financing activities              (42,634)      (39,586)
Currency translation differences                       (458)          246
Cash and cash equivalents as at the end of year      80,905        11,688

CASH FLOWS FROM OPERATING ACTIVITIES

     The net cash flow of the Group generated from operating activities for the twelve months ended December 31, 2005 was RMB203,885 million, which represents an increase of 43.9% compared with the RMB141,691 million generated for the twelve months ended December 31, 2004. This increase was primarily due to a dramatic increase in profits for the period as well as an increase in the account payables for the period.

     For the twelve months ended December 31, 2005, the Group had a working capital of RMB22,057 million compared with a working capital deficit of RMB8,272 million for the twelve months ended December 31, 2004. The increase in working capital was primarily due to an increase in cash and cash equivalents resulted from a dramatic increase in sales revenues for the period, and an increase in inventories resulted from an expansion of the scale of sales and an increase in selling prices.

CASH USED FOR FINANCING ACTIVITIES

     The net borrowings of the Group as at December 31, 2005 and December 31, 2004 are as follows:

                                            YEARS ENDED DECEMBER 31,
                                           -------------------------
                                               2005          2004
                                           -----------   -----------
                                           RMB MILLION   RMB MILLION
Short-term borrowings (including current
   portion of long-term borrowings)           28,689        34,937
Long-term borrowings                          44,570        44,648
                                             -------        ------
Total borrowings                              73,259        79,585
                                             -------        ------
Less:
Cash and cash equivalents                     80,905        11,688
                                             -------        ------
   Net borrowings                             (7,646)       67,897
                                             =======        ======

     The maturity profile of the long-term borrowings of the Group is as follows:

                                         PRINCIPAL AS AT     PRINCIPAL AS AT
                                        DECEMBER 31, 2005   DECEMBER 31, 2004
                                        -----------------   -----------------
                                           RMB MILLION         RMB MILLION
To be repaid within one year                  15,325              18,962
To be repaid within one to two years          18,373              10,145
To be repaid within two to five years         14,942              27,072
To be repaid after five years                 11,255               7,431
                                              ------              ------
                                              59,895              63,610
                                              ======              ======

     Of the total borrowings of the Group as at December 31, 2005, approximately 27.0% were fixed-rate borrowings and approximately 73.0% were floating-rate borrowings. Of the borrowings as at December 31, 2005, approximately 72.1% were denominated in Renminbi, approximately 27.1% were denominated in United States Dollar, approximately 0.2% were denominated in British Pound Sterling, approximately 0.3% were denominated in Japanese Yen, and approximately 0.3% were denominated in Euro.

     As at December 31, 2005, the amount of borrowings owed to China Petroleum Finance Company Limited ("CNPC FINANCE") was RMB27,319 million, the amount of borrowings owed to state-owned banks and other state-owned non-banking financial institutions was RMB31,178 million and the amount of borrowings owed to other related parties was RMB62 million.

     As at December 31, 2005, the amount of short-term and long-term borrowings owed to CNPC Finance was RMB520 million and RMB26,799 million, respectively.

     The net cash used for financing activities of the Group for the twelve months ended December 31, 2005 increased 7.7% compared with the twelve months ended December 31, 2004. The increase was primarily due to an increase in payments of dividends to shareholders of the Company as compared with the corresponding period of last year.

     As at December 31, 2005, borrowings of the Group consisted of RMB1,108 million (RMB2,269 million as at December 31, 2004) secured loans (finance leases and bank borrowings), most of which were secured over certain of the Group's property and time deposits with maturities over one year.

     As at December 31, 2005, the debt to capitalization ratio (debt to capitalization ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 11.9% (15.2% as at December 31, 2004).

CAPITAL EXPENDITURES

     The table below sets out our capital expenditures by the business segments of the Group for the twelve months ended December 31, 2005, the twelve months ended December 31, 2004 and the estimated value for 2006 respectively. For the twelve months ended December 31, 2005, capital expenditures of the Group increased 26.1% to RMB124,801 million from RMB98,946 million for the twelve months ended December 31, 2004. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and development and petrochemical projects in 2005 as well as an increase in prices of steel products, fuel oil, water, electricity and other production materials.

                                                   YEARS ENDED DECEMBER 31,
                             --------------------------------------------------------------------
                                     2005                   2004           2006 (ESTIMATED VALUE)
                             --------------------   --------------------   ----------------------
SEGMENT                      RMB MILLION      %     RMB MILLION      %      RMB MILLION      %
-------                      -----------   ------   -----------   ------    -----------   ------
Exploration and Production      83,214*     66.68     62,868*      63.54       93,500*     62.75
Refining and Marketing          16,454      13.18     17,684       17.87       23,700      15.91
Chemicals and Marketing         13,569      10.87      4,319        4.37       15,300      10.27
Natural Gas and Pipeline        11,137       8.92     13,901       14.05       15,300      10.27
Others                             427       0.35        174        0.17        1,200       0.80
                               -------     ------     ------      ------      -------     ------
   Total                       124,801     100.00     98,946      100.00      149,000     100.00
                               =======     ======     ======      ======      =======     ======

Note: * If the investments portion related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2004 and 2005, and the estimate of the same for the entire 2006 would be RMB70,217 million, RMB92,233 million and RMB104,500 million, respectively.

     -    Exploration and Production

     A majority of the Group's capital expenditures is related to the Exploration and Production segment. For the twelve months ended December 31, 2005, capital expenditures in relation to the Exploration and Production segment amounted to RMB83,214 million, including RMB16,499 million for exploration activities and RMB59,113 million for development activities. For the twelve months ended December 31, 2004, capital expenditures in relation to this segment totalled RMB62,868 million, including RMB11,744 million for exploration activities and RMB45,832 million for development activities. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and development which reflects the targets of the Group in stabilizing the production of crude oil in eastern China, rapidly developing the business in western China and accelerating the development of natural gas business.

     The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2006 will amount to RMB93,500 million. Approximately RMB20,000 million will be used for oil and gas exploration, and RMB73,500 million will be used for oil and gas development. Exploration and development will be mainly carried out in seven basins including the Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Chaidamu basins.

     -    Refining and Marketing

     Capital expenditures for the Group's Refining and Marketing segment for the twelve months ended December 31, 2005 amounted to RMB16,454 million, of which RMB9,565 million was spent on the expansion of the retail sales network of refined products and storage infrastructure facilities for oil products, and RMB6,889 million was spent on renovation of refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2004 were RMB17,684 million. The decrease in capital expenditures was primarily due to a decrease in investments in the building up of sales network as compared with that of the corresponding period of last year.

     The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2006 will amount to RMB23,700 million, which include approximately RMB15,200 million for construction and expansion of refining facilities; and approximately RMB8,500 million for investments in the building up of the sales network for refined products.

     -    Chemicals and Marketing

     Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2005 and 2004 amounted to RMB13,569 million and RMB4,319 million, respectively. The increase was primarily due to an increase in investments in the ethylene projects in Jilin Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical and in the PTA projects in Liaoyang Petrochemical.

     The Group anticipates that capital expenditures for the Chemicals and Marketing segment for the twelve months ending December 31, 2006 will amount to RMB15,300 million, which is expected to be used primarily for upgrading the ethylene facilities in Jilin Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical and the construction of the PTA project in Liaoyang Petrochemical.

     -    Natural Gas and Pipeline

     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2005 amounted to RMB11,137 million. The Group spent RMB10,413 million of these expenditures on the construction of long distance pipelines, of which RMB6,083 million were spent on the West-East Gas Pipeline project. For the twelve months ended December 31, 2004, capital expenditures in the segment totalled RMB13,901 million. The decrease in capital expenditures was primarily due to a decrease in investments in the second Shaanxi-Beijing Pipeline project.

     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2006 will amount to RMB15,300 million, which are expected to be used primarily for increasing transmission capacity by the West-East Gas Pipeline project and for construction of underground natural gas storage facilities and pipelines for crude oil and refined products.

     -    Others

     Non-segment-specific capital expenditures for the twelve months ended December 31, 2005 and for the twelve months ended December 31, 2004 were RMB427 million and RMB174 million, respectively. These capital expenditures were mainly used for non-segment-specific equipment purchases and research and development activities.

     The Group anticipates that its non-segment-specific capital expenditures for the twelve months ending December 31, 2006 will amount to approximately RMB1.2 billion, which is expected to be used primarily for scientific research activities and for construction of ERP and other information system.

MATERIAL INVESTMENT

     The Group did not hold any material external investment for the year ended December 31, 2005.

MATERIAL ACQUISITIONS OR DISPOSALS

     In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refinery and petrochemical businesses owned by CNPC's wholly-owned subsidiaries, Dayuan and Qingyang, at a consideration of RMB9 million. Under the Listing Rules, the above transaction constitutes a connected transaction of the Company. The details of the transaction were announced on March 30, 2005.

     In August 2005, the shareholders of the Company approved the acquisition and transfer agreements relating to the Company's acquisition of a 50% ownership interest in Newco. Newco was formed in 2005 and was wholly owned by CNODC and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into Newco and the Company contributed to Newco its wholly-owned subsidiary, PetroChina International Limited ("PTRI"), and cash amounting to approximately RMB20,162 million, which is the difference between the cash contribution of RMB20,741 million payable by the Company according to the acquisition agreement and cash consideration of RMB579 million for PTRI receivable by the Company.

     The Board resolution dated October 26, 2005 approved the Company's acquisition of 150 million outstanding A shares from minority interests of Jinzhou Petrochemical at a price of RMB4.25 per share through tender offers. As at December 31, 2005, the Company acquired 117,486,753 A shares (representing approximately 14.92% of the total share capital of Jinzhou Petrochemical) at a total cash consideration of approximately RMB500 million. After the acquisition, the Company owns 95.87% of the total share capital of Jinzhou Petrochemical. The difference between the acquisition consideration and the book value of the acquired assets and liabilities will be included in the equity interests. Jinzhou Petrochemical was delisted on January 4, 2006 upon approval of the China Securities Regulatory Commission.

     The Board resolution dated October 26, 2005 approved the Company's acquisition of 200 million outstanding A shares and 964.778 million H shares (including ADSs) respectively from minority interests of Jilin Chemical Industrial Company Limited ("JILIN Chemical") at prices of RMB5.25 per A share and HK$2.80 per H share, respectively, through tender offers. The tender offers were completed in February 2006 and the impacts of the acquisitions will be reflected in the annual consolidated financial statements of the Group as at December 31, 2006.

     The Board resolution dated October 26, 2005 also approved the Company's acquisition of 200 million outstanding A shares from minority interests of Liaohe Jinma at a price of RMB8.80 per share through tender offers. As at December 31, 2005, the Company acquired 172,315,428 A shares (representing approximately 15.67% of the total share capital of Liaohe Jinma) at a total cash consideration of approximately RMB1,519 million. Upon completion of the acquisition, the Company owns 97.48% of the total share capital of Liaohe Jinma. The difference between the acquisition consideration and the book value of the acquired assets and liabilities will be recorded in equity interests. Liaohe Jinma was delisted on January 4, 2006 upon approval of the China Securities Regulatory Commission.

     The Company has entered into two acquisition agreements with two wholly owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, on December 6, 2005 for the acquisition of shares representing 15.56% and 20.17%, respectively, from them in Petrochina Fuel Oil Company Limited ("FUEL OIL COMPANY"), a 55.43% subsidiary of the Company, for an aggregate cash consideration of RMB559 million. The Fuel Oil Company is principally engaged in the business of investment and development of fuel oil in the upstream and downstream areas in the PRC. Upon completion of the above acquisitions, the Company's interest in the Fuel Oil Company will be increased and it is expected that the management of the Fuel Oil Company will be strengthened.

EVENTS AFTER THE BALANCE SHEET DATE

     As discussed above, the Company acquired, by tender offers, all the outstanding A shares and H shares (including ADSs) from minority interests of Jilin Chemical. In February 2006 when the relevant offer periods expired, the Company acquired 908,113,053 H shares (including ADSs) and 157,700,200 A shares of Jilin Chemical (representing 29.93% of the total share capital of Jilin Chemical in aggregate) at an aggregate consideration of approximately RMB3,372 million. Jilin Chemical was delisted from the HKSE, the New York Stock Exchange and Shenzhen Stock Exchange on January 23, 2006, February 15, 2006 and February 20, 2006, respectively.

FOREIGN EXCHANGE RATE RISK

     The PRC government reformed the Renminbi exchange rate regime on July 21, 2005. A managed floating exchange rate regime under which the exchange rate for Renminbi is adjusted with reference to a basket of currencies and based on the demand and supply for Renminbi is implemented. However, the exchange rate for Renminbi in the capital account is yet to be liberalized. The exchange rates of Renminbi are affected by the domestic and international economic and political environment, and the supply and demand for Renminbi. In future, the exchange rate of Renminbi against other currencies may differ from the current ones significantly. As Renminbi is the base currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impact on the results of operations of the Group. An appreciation of Renminbi against United States Dollar will decrease the turnover of the Group but may lower the cost incurred by the Group in acquiring imported raw materials and equipment. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost incurred by the Group in acquiring imported materials and equipment as well as the foreign currency-denominated obligations of the Group. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies.

COMMODITY PRICE RISK

     The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by the global as well as regional supply and demand conditions. The prices of onshore crude oil are determined with reference to international prices of crude oil. A decline in the prices of crude oil and refined products could adversely affect the Group's financial performance. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, during 2004 and 2005, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

INDUSTRY RISK

     Like other oil and gas companies in China, the Group's operating activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards etc, is expected to have an impact on the Group's operating activities. As a result, the Group may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximizing its profitability. Any future changes in the PRC governmental policies on the oil and gas industry may also affect the Group's business operations.

EMPLOYEES AND EMPLOYEE COMPENSATION

     -    Number of employees

     As at December 31, 2005 and December 31, 2004, the Group had 439,220 and 424,175 employees, respectively. The table below sets out the number of employees by business segment as at December 31, 2005:

                             NUMBER OF   PERCENTAGE OF
SEGMENT                      EMPLOYEES     TOTAL (%)
-------                      ---------   -------------
Exploration and Production    247,258          56.3
Refining and Marketing        117,260          26.7
Chemicals and Marketing        60,272          13.7
Natural Gas and Pipeline       10,760           2.5
Other *                         3,670           0.8
                              -------        ------
   Total                      439,220        100.00
                              =======        ======

Notes: * "Other" includes staff of the Company's headquarters, specialized subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Oil Refining and Petrochemical Technological Research Centres and other units.

     -    Employee Compensation

     The total employee compensation payable by the Group for the twelve months ended December 31, 2005 was RMB19,351 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff for the realization of best results.

     The Company's senior management remuneration system links senior management financial interests (including those of executive directors and supervisors) with the Group's results of operations and the market performance of its shares. All members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                BASIC     STOCK APPRECIATION   PERFORMANCE
                             SALARY (%)       RIGHTS (%)        BONUS (%)
                             ----------   ------------------   -----------
Chairman                         30               70                 0
President                        25               60                15
Vice President                   25               60                15
Department General Manager       25               50                25

     Details of the directors' and supervisors' emoluments as at December 31, 2005 and December 31, 2004 were as follows (for remuneration for each of the directors and supervisors on a named basis, please see note 10 to the consolidated financial statements of the Group in this annual report):

                                              2005      2004
                                            -------   -------
                                            RMB'000   RMB'000
Fee for directors and supervisors              897       120
Salaries, allowances and other benefits      4,031     2,012
Contribution to retirement benefit scheme       57        43
                                             -----     -----
                                             4,985     2,175
                                             =====     =====

     The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

                    2005     2004
                   Number   Number
                   ------   ------
Nil-RMB1,000,000      25       24
                     ===      ===

     Upon exercise of their stock options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

     -    Training Programs

     The training program of the Company for 2005 has been geared towards achieving the development strategy and operating objectives of the Company. In line with the strategic requirement for "a strong corporation with highly talented personnel", the Company has targeted high-calibre, skilful and international staff in its training program with a focus on the training of the "core" and "backbone" personnel and strived to build a proficient operating and management team, a technology innovation team and a skilful operators' team to ensure the supply of talents required for the continuous and stable development of the Company.

     -    Medical Insurance

     Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing have joined the basic medical insurance scheme organized by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other local subsidiaries and branches of the Group have also participated in their respective local basic medical insurance schemes.

     As basic medical insurance is organized by local authorities, the dates of implementation, rates of contribution and reimbursement methods vary with the localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees.

     In accordance with the relevant regulations of the PRC government, the Group has given permission to local subsidiaries and branches which have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at no more than 4% of the total salaries and will be booked as cost.

CONTINGENT LIABILITIES

     Information on the Group's contingent liabilities as at December 31, 2005 is as follows:

     -    Bank and other guarantees

     As at December 31, 2005, the Group had contingent liabilities in respect of guarantees made to CNPC Finance, a subsidiary of CNPC, from which it is anticipated that no material liabilities will arise.

                                             2005          2004
                                         -----------   -----------
                                         RMB MILLION   RMB MILLION
Guarantees of borrowings of associates       187           203
                                             ===           ===

     -    Environmental liabilities

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operations of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

     -    Legal contingencies

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting legal liabilities will not have a material adverse effect on the financial position of the Group.

     -    Leasing of land, roads and buildings

     According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

     - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of collectively-owned land on which 116 service stations owned by the Company are located; and

     - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

     As at December 31, 2005, CNPC had obtained formal land use right certificates in relation to 27,400 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively owned land. The Directors of the Company confirm that the use of, and the conduct of the relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained, or the fact that the relevant governmental procedures have not been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

                                     (photo)

     -    Group insurance

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in the PRC. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the results of operations but will not have a material adverse effect on the financial position of the Group.

     -    Others

     On November 13, 2005, explosions occurred at the dianil plant of a branch of the Company located in the Jilin Province. The impact of the accident is undergoing government investigation. The incident shows that the Company needs further strengthening of its operational safety and environmental protection. The Company has realized the seriousness of the issue and has stepped up its efforts in securing operational safety and environmental protection. The Company will bear resultant liabilities caused by the explosions based on the results of the investigation.

                                     (photo)

                           CORPORATE GOVERNANCE REPORT

     The Company has always duly complied with the regulatory provisions of the jurisdictions in which its shares are listed, standardized its operations and promoted the continuous improvement of the level of corporate governance. In 2005, the Company commenced a series of work with outstanding results in respect of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in Hong Kong and the Sarbanes-Oxley Act in the United States. The Company amended its Articles of Association and the Work Manual of the Board of Directors. The Company also formulated the Organizational and Work Rules of the Audit Committee. As a result, the information disclosure system and related work processes have been further improved. Under the guidance of the above regulatory documentation, efficient checks and balances mechanism was achieved within the Company through coordination among the shareholders' general meeting, the Board of Directors and its related special board committees, the Supervisory Committee and the management headed by the President. The internal management and operation of the Company were further standardized. The Company's management is stable and pragmatic and abides by its undertakings. The Company provides updated, accurate, complete and reliable information with respect to the Company to all market participants and regulatory authorities and by so doing enhances the value of the Company continuously.

     The Company's website (www.petrochina.com.cn) contains information on corporate governance and mechanism for assessment of performance and for incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences in corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual. You may access such information by following these steps:

     (1) From our main web page, click "Investor Relations"

     (2) Next, click "Corporate Governance Structure"

     (3) Finally, click on the information you are looking for.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

     The interim report of the Company dated August 24, 2005 discloses that the composition of the Examination and Remuneration Committee is not in compliance with B.1.1 of the Code of Corporate Governance Practices (the "CODE") set out in Appendix 14 of the Listing Rules. The Company has already appointed an additional independent non-executive director in the Examination and Remuneration Committee in November 2005 and such committee is now composed of a majority of independent non-executive directors in compliance with the provisions of the Code. Save as described above, since the listing of the H shares of the Company on the HKSE, the Company has complied with the Code applicable to the relevant reporting period.

SECURITIES TRANSACTIONS BY DIRECTORS

     The Company has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Listing Rules in respect of the dealings of the Company's shares by its directors. The Directors and the Supervisors have confirmed that they have complied with the requirements under the Model Code.

BOARD OF DIRECTORS

     Pursuant to the Work Manual of the Board of Directors, the Board of Directors convened 4 ordinary meetings, 4 extraordinary meetings and 11 meetings of special committees and passed 37 Board resolutions and 10 opinions of committees were submitted during the reporting period.

     The members of the Company's Board of Directors and the rate of attendance of Directors at ordinary Board meetings are as follows (Note 2):

POSITION                              NAME                   ATTENDANCE RATE (%)
--------                              ----                   -------------------
Chairman                              Chen Geng              100 (50 of which by proxy)
Vice Chairman                         Jiang Jiemin           100
Executive Directors                   Su Shulin              100 (25 of which by proxy)
                                      Duan Wende             100 (75 of which by proxy)
Non-executive Directors               Zheng Hu               100
                                      Zhou Jiping            100 (25 of which by proxy)
                                      Wang Yilin (Note 1)    100
                                      Zeng Yukang (Note 1)   100
                                      Gong Huazhang          100 (25 of which by proxy)
                                      Jiang Fan (Note 1)     100
Independent Non-executive Directors   Chee-Chen Tung         100 (25 of which by proxy)
                                      Liu Hongru             100 (50 of which by proxy)
                                      Franco Bernabe         100 (25 of which by proxy)

     Notes:

     Note 1. Wang Yilin, Zeng Yukang and Jiang Fan only became Directors on November 8, 2005. They only attended the first meeting of the Third Term of the Board of Directors.

     Note 2. Ren Chuanjun, Wang Fucheng and Zou Haifeng resigned on November 8, 2005. Their attendance rates of ordinary Board meetings during the year were 67%, 100% and 100% respectively.

     There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the chief executive officer.

OPERATIONS OF THE BOARD OF DIRECTORS

     The Company's Board of Directors is elected by the Company's shareholders' general meeting through voting and is held accountable to the shareholders' general meeting. The Board of Directors is the highest decision-making authority during the adjournment of the shareholders' general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management staff, ensure that the Company's interests are protected and are accountable to the shareholders. The Board of Directors makes decisions on certain important matters, including strategic proposals and long and medium-term planning; annual business plans and investment plans; annual financial budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; interim and annual financial reports; preliminary distribution plans in respect of interim profit and full year profit; and material issues involving development, acquisition or corporate reorganization of the Company. The Directors and the Board of Directors of the Company carry out corporate governance duties in respect of the Company in a serious and responsible manner. The Directors are elected following the procedures for election and appointment of Directors provided for in the Articles of Association of the Company. The Directors attend Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company, communicate with shareholders, and strengthen and consolidate itself.

     The Company has established a system of independent directors. There are three independent non-executive Directors in the Board of Directors, in compliance with the minimum number of independent non-executive Directors required under the Listing Rules. The Company has received a confirmation of independence from each of the three independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the three non-executive Directors are completely independent of the Company, its majority shareholders and its affiliates and comply fully with the requirements concerning independent non-executive Directors under the Listing Rules. Mr Liu Hongru, an independent non-executive director of the Company, has appropriate accounting and financial expertise as required under Rule 3.10 of the Listing Rules. Please see the Brief Biography of the Directors, a section under the Board of Directors' Report for biographical details of Mr Liu Hongru. The three independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously, protect the rights and interests of minority shareholders independently and objectively, and provide checks and balances in the decision-making of the Board of Directors according to the Articles of Association of the Company and the relevant requirements under the applicable laws and regulations.

     The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in the special committees focus their studies on particular issues according to their areas of expertise and make recommendations for the improvement of the corporate governance level of the Company.

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     Mr Chen Geng is the Chairman of the Board of Directors of the Company. Mr Jiang Jiemin is the Vice Chairman and President of the Company. Pursuant to the Articles of Association of the Company, the primary duties and responsibilities of the Chairman are chairing the shareholders' general meetings and convening and holding meetings of the Board of Directors, checking the implementation of Board resolutions, signing share certificates issued by the Company, and other duties and power authorized under the Articles of Association and by the Board of Directors. The key duties and responsibilities of the President are taking care of production, operation and management matters, organizing the implementation of Board resolutions, organizing the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Financial Controller and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorized by the Articles of Association and the Board of Directors.

TERM OF OFFICE OF NON-EXECUTIVE DIRECTORS

     Pursuant to the Company's Articles of Association, the Directors shall be elected by the shareholders' general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

REMUNERATION OF DIRECTORS

     The Examination and Remuneration Committee of the Company comprises two independent non-executive Directors, Mr Liu Hongru as chief committee member and Mr Chee-Chen Tung as member, and a non-executive Director, Mr Zheng Hu. This is in compliance with the provisions of the Code. Since the listing of the Company in 2000, there have been three changes to the composition of the Examination and Remuneration Committee. The Work Manual of the Board of Directors of the Company specifies the duties and responsibilities and work system of the Examination and Remuneration Committee. The terms of reference of the Examination and Remuneration Committee are included in the Work Manual of the Board of Directors and set out in the Company's website (www.petrochina.com.cn).

     The main duties and responsibilities of the Examination and Remuneration Committee are organizing appraisal of the President and submitting a report to the Board of Directors, supervising the appraisals of Senior Vice Presidents, Vice Presidents, the Financial Controller and other senior officers under the leadership of the President, studying the incentive scheme, remuneration system and stock option plan of the Company, monitor and assess the effects of their implementation, and put forward opinions on reform and improvement.

     The Examination and Remuneration Committee held two meetings in 2005. All of the three members (Liu Hongru, Zheng Hu and Zou Haifeng) attended the 9th meeting of the Examination and Remuneration Committee of the Second Term of the Board of Directors. The 1st meeting of the Examination and Remuneration Committee of the Third Term of the Board of Directors was held by way of circulation.

     A summary of the work of the Examination and Remuneration Committee of the Company in 2005 is as follows:

     The 9th meeting of the Examination and Remuneration Committee of the Second Term of the Board of Directors reviewed the "Report on the Examination of the Completion of Performance Targets by the President's Team in 2004 and the Formulation of Performance Contracts in 2005". The 1st meeting of the Examination and Remuneration Committee of the Third Term of the Board of Directors reviewed the "Resolution on the Modification of the Standard Basic Remuneration and Annual Performance Remuneration of the President's Work Team".

NOMINATION OF DIRECTORS

     Pursuant to the Company's Articles of Association, election and replacement of Directors shall be proposed to the shareholders' general meeting for approval. Shareholders whose shareholding represents 5% or more of the voting shares of the Company are entitled to make such proposal and request the Board of Directors to authorize the Chairman to consolidate a list of the director candidates nominated by the shareholders who are entitled to make a proposal. As authorized by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents, including but not limited to invitations to serve as Director, confirmation letters, resume of candidates and letters of resignations. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the director candidates. The director candidates will sign the confirmation letters. At the same time, resigning Directors are required to sign resignation letters. Pursuant to the Company's Articles of Association, the Company is required to issue a notice of the shareholders' meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the Listing Rules, the list, resume and emoluments of the director candidates must be set out in the circular to shareholders to facilitate the making of discretionary voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders or the independent shareholders present in person or by proxy in the shareholders' general meeting.

     The Company has not established a Nomination Committee.

AUDITORS' REMUNERATION

     The external auditors of the Company are PricewaterhouseCoopers (Certified Public Accountants, Hong Kong). It provides auditing services to the Company. During the reporting period, the Company paid an aggregate of RMB50 million to its auditors as fees for their professional audit services.

     In the annual general meeting of shareholders for 2004 held on May 26, 2005, the renewal of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers as domestic and international auditors respectively for the Company in 2005 was approved, and the Board of Directors was authorized to determine the remuneration for the auditors in 2005.

AUDIT COMMITTEE

     The Audit Committee of the Company comprises one non-executive director and three independent non-executive directors. Under the Organizational and Work Rules of the Audit Committee, the chairman of the Committee must be an independent non-executive director and all resolutions of the Committee must be approved by the independent non-executive directors.

     In the Organizational and Work Rules of the Audit Committee discussed and adopted in the 10th meeting of the Second Term of the Board of Directors held on June 8, 2005, the terms of reference of the Audit Committee are clarified and reinforced in accordance with the requirements under the Listing Rules. The responsibilities of the Audit Committee of the Company are set out in the Company's website (www.petrochina.com.cn).

     The major responsibilities of the Audit Committee of the Company are supervising the completeness and the process of the financial reporting of the Company to ensure true, fair and transparent disclosure of financial information; evaluating the effectiveness of the internal control and risk management framework; inspecting and monitoring the internal audit functions; reviewing and monitoring the appointment and work of external auditors, including the conduct of annual reviews on the performance of external auditors, and, in conjunction with the Supervisory Committee, submitting proposals for the appointment, renewal of appointment and dismissal of external auditors and the fees for audit services to the shareholders' general meeting; receiving, keeping and dealing with complaints regarding accounting, internal control or audit matters that the Company is aware of; receiving and dealing with employees' complaints or anonymous reports regarding accounting or audit matters and ensuring the confidentiality of such complaints or reports; and performing other responsibilities as may be required under the Listing Rules from time to time.

     During the reporting period, the Audit Committee held three regular meetings. The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The members of the Audit Committee and their rate of attendance of meetings are as follows:

POSITION   NAME             ATTENDANCE RATE (%)
--------   ----             -------------------
Chairman   Franco Bernabe           100
Member     Chee-Chen Tung            67
Member     Liu Hongru               100
Member     Gong Huazhang            100

     The following are the work reports prepared by the Audit Committee in respect of the performance of its responsibilities relating to the interim and annual results and the review of the internal supervision and control system and the performance of the other responsibilities set out in the Code during the reporting period:

     the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Report for 2004

     the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2004 the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Financial Report for 2005 and Other Matters

     the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Profit Distribution Plan for 2005

SHAREHOLDERS AND SHAREHOLDERS' GENERAL MEETINGS

     To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Company convenes the shareholders' general meeting every year pursuant to its Articles of Association. In the shareholders' general meeting for 2004 held on May 26, 2005, 6 ordinary resolutions and 2 special resolutions authorizing the amendment of the Company's Articles of Association and the granting of the general mandate to the Board of Directors to issue the Company's shares were passed and approved. In the first extraordinary shareholders' meeting held on August 16, 2005, 4 ordinary resolutions including 1 resolution on the acquisition of additional interest in Newco were passed and approved. In the second extraordinary shareholders' meeting held on November 8, 2005, 16 resolutions were passed and approved relating to the election of Directors of the Company, the election of the Supervisors of the Company, and the application by the Company to the HKSE for the renewal of ongoing connected transactions and related caps between 2006 and 2008. Pursuant to the relevant provisions of the Listing Rules, as the controlling shareholder and a connected person of the Company, CNPC has waived its right to vote for or against the 4 resolutions passed in the first extraordinary shareholders' meeting and certain part of the third resolution passed in the second extraordinary shareholders' meeting. Such resolutions were passed by more than half of the voting shares represented by the independent shareholders present in the meetings in person or by proxy. The independent non-executive Directors of the Company have conducted annual review to ensure sufficient disclosures have been made of the details, examination and approval procedures, and performance of the connected transactions.

SUPERVISORS AND THE SUPERVISORY COMMITTEE

     The Supervisory Committee of the Company is accountable to the shareholders' general meeting. Its members comprise a supervisor elected by the employees' representatives and two independent non-executive Supervisors. The Supervisors have discharged their duties conscientiously in accordance with the provisions of the Company's Articles of Association, attended all Board meetings and persistently reported their work to the shareholders' general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, managers and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.

                                DIRECTORS' REPORT

     The Board of Directors of the Company is pleased to present its directors' report together with the audited financial statements of the Group for the year ended December 31, 2005.

KEY ACTIVITIES OF THE GROUP AND GEOGRAPHICAL ANALYSIS

     The Group is engaged in a broad range of petroleum-related activities, including:

     - the exploration, development, production and sales of crude oil and natural gas;

     - the refining, transportation, storage and marketing of crude oil and petroleum products;

     - the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products; and

     - the transmission of natural gas, crude oil and refined products, and sales of natural gas.

     The operating segment information on the above areas is set out in note 40 to the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

     The businesses of the principal subsidiaries in which the Company had material interest and which could significantly affect the results or assets of the Group are set out in note 18 to the financial statements prepared in accordance with IFRS.

SHARE CAPITAL STRUCTURE

     The Company issued 15,824,176,200 H shares (including H shares underlying
ADSs) in April 2000. At the same time, CNPC offered 1,758,241,800 shares held by it in the Company to the public. After the issue and offer, the public held 17,582,418,000 shares in the Company, representing 10% of the total share capital of the Company immediately after the issue. The net proceeds from the share issue amounting to RMB20,337 million were intended to fund the Company's capital expenditures and investments, to provide additional funds for general corporate purposes, and to repay short-term loans borrowed from third party financial institutions. The Company's ADSs and H shares were listed on The New York Stock Exchange, Inc. and the HKSE on April 6, 2000 and April 7, 2000 respectively.

     The Company issued 3,196,801,818 new H shares at a price of HK$6.00 per share in September 2005. The net proceeds from the issue of new H shares were approximately RMB19,692 million. CNPC also sold 319,680,182 state-owned shares it held concurrently with the Company's issue of new H shares in September 2005.

     The share capital of the Company in issue as fully paid or credited as fully paid as at December 31, 2005 was 179,020,977,818 shares, with a par value of RMB1.00 each. As at December 31, 2005, the share capital structure of the Company was as follows:

                                                                        PERCENTAGE OF THE TOTAL NUMBER OF
                                              NUMBER OF SHARES AS AT   SHARES IN ISSUE AS AT DECEMBER 31,
SHARES                                           DECEMBER 31, 2005                  2005 (%)
------                                        ----------------------   ----------------------------------
State-owned shares                                157,922,077,818                     88.21
Foreign-invested shares (H shares and ADSs)        21,098,900,000                     11.79
                                                  ---------------                     -----
Total                                             179,020,977,818                       100
                                                  ===============                     =====

     Changes in the share capital of the Company are set out in note 29 to the financial statements in this annual report prepared in accordance with IFRS.

RESULTS AND DISTRIBUTION

     The results for the year are set out in the Consolidated Profit and Loss Account on page 87.

     The financial condition of the Group as at December 31, 2005 are set out in the Consolidated Balance Sheet on page 88.

     The consolidated cashflow of the Group for the year is set out in the statement on page 90.

DIVIDENDS

     The Board of Directors recommends to pay a final dividend of RMB0.180325 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2005 less the interim dividend for 2005 paid on September 30, 2005. The proposed final dividend is subject to shareholders' approval at the annual general meeting to be held on May 26, 2006. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 26, 2006. The register of members will be closed from April 26, 2006 to May 26, 2006 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at Hong Kong Registrars Limited no later than 4 p.m. on April 25, 2006.

     In accordance with Article 149 of its Articles of Association, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to the holders of State-owned shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rates for Renminbi to Hong Kong Dollar as published by the People's Bank of China for the week prior to the declaration of the dividend at the shareholders' meeting to be held on May 26, 2006.

     Final dividend will be paid on or around June 9, 2006.

FIVE-YEARS FINANCIAL SUMMARY

     A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 10 and 11.

BANK LOANS AND OTHER BORROWINGS

     Details of bank loans and other borrowings of the Company and the Group as at December 31, 2005 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.

INTEREST CAPITALISATION

     Interest capitalisation for the Group for the year ended December 31, 2005 was RMB1,065 million.

FIXED ASSETS

     Changes to the fixed assets of the Company and the Group during the year are summarised in note 15 to the financial statements prepared in accordance with IFRS in this annual report.

LAND VALUE APPRECIATION TAX

     No land value appreciation tax was payable by the Group during the year.

RESERVES

     Details of changes to the reserves of the Company and the Group for the year ended December 31, 2005 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.

DISTRIBUTABLE RESERVES

     As at December 31, 2005, the reserves of the Company that can be distributed as dividend were RMB175,165 million (2004: RMB121,184 million).

STATUTORY COMMON WELFARE FUND

     Details of the statutory welfare fund, such as the nature, application and movements and the basis of calculation (including the percentage and profit figure used for calculating the amounts) are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.

MANAGEMENT CONTRACT

     During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

EMPLOYEES' RETIREMENT SCHEME

     Details of the Company's employees' retirement scheme are set out in note 34 to the financial statements prepared in accordance with IFRS in this annual report.

MAJOR SUPPLIERS AND CUSTOMERS

     CNPC is the Group's largest supplier of goods and services and the aggregate purchase attributable to CNPC was 35% of the total purchase of the Group for 2005. The aggregate purchase attributable to the five largest suppliers of the Group was 45% of the Group's total purchase.

     The aggregate revenue derived from the major customers is set out in note 38 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group's total sales.

     None of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of the Company's share capital) had any interest in any of the above-mentioned suppliers and customers.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

     The Company or any of its subsidiaries did not sell any other types of securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2005.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

     As at December 31, 2005, the Company did not have any trust deposits or irrecoverable overdue time deposits.

PRE-EMPTIVE RIGHTS

     There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.

MATERIAL LITIGATION

     The Group was not involved in any material litigation or dispute in 2005.

SUFFICIENCY OF PUBLIC FLOAT

     Based on the information that is publicly available to the company and within the knowledge of its directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the financial period.

ANNUAL GENERAL MEETING

     At the 2004 annual general meeting held on May 26, 2005, the following resolutions were passed:

     (a)  the Report of the Board of Directors for the year 2004 was approved;

     (b) the Report of the Supervisory Committee for the year 2004 was approved;

     (c) the Audited Financial Statements of the Company for the year 2004 was approved;

     (d) the proposal for the declaration and payment of a final dividend for the year ended December 31, 2004 was approved;

     (e) the proposal for the authorisation of the Board of Directors to determine the distribution of the interim dividend for the year 2005 was approved;

     (f) the proposal for the appointment of domestic and international accounting firms as accountants of the Company and to authorise the Board of Directors to determine their remuneration for the year 2005 was approved;

     (g) the proposal for the amendments of the Company's Articles of Association was approved; and

     (h) the proposal for the authorisation of the Board of Directors to issue shares of the Company was approved.

DIRECTORS

     As at the date of this annual report, the Directors of the Company are as follows:

-   Chairman                              Mr Chen Geng

-   Vice Chairman                         Mr Jiang Jiemin

-   Executive Directors                   Mr Su Shulin         Mr Duan Wende

-   Non-executive Directors               Mr Zheng Hu          Mr Zhou Jiping

-   Mr Wang Yilin                         Mr Zeng Yukang

-   Mr Gong Huazhang                      Mr Jiang Fan

-   Independent Non-executive Directors   Mr Chee-Chen Tung    Mr Liu Hongru
                                          Mr Franco Bernabe

CHANGES IN BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE DURING THE REPORTING PERIOD

     Changes in Board of Directors and Supervisory Committee during the reporting period can be found in the section headed "Board of Directors and Supervisory Committee" in the Chairman's Report.

BRIEF BIOGRAPHY OF DIRECTORS, SECRETARY TO THE BOARD OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     -    Directors

     -    Chairman

     CHEN GENG, aged 59, is Chairman of the Board of Directors of the Company and the General Manager of CNPC. Mr Chen is a senior economist. He graduated from the Beijing Economics Institute (now renamed as the Capital University of Economics and Trade) in 1968, majoring in labour economics. He has over 30 years of working experience in China's oil and gas industry. Mr Chen was appointed Deputy Director of Changqing Petroleum Exploration Bureau in October 1983, Deputy Director of the Labour Department under the Ministry of Petroleum Industry in April 1985, Director of the Labour Bureau of China National Petroleum Company from August 1988, Assistant to the President of China National Petroleum Company in December 1993, Vice President of China National Petroleum Company in September 1997, Deputy Director of the State Petroleum and Chemical Industry Bureau in March 1998, and Vice President of CNPC in February 2001. Mr Chen was appointed as a Director of the Company in June 2001. He was the President of the Company from December 2002 to May 2004. Mr Chen became President of CNPC in April 2004. He became the Chairman of the Company in May 2004.

     -    Vice Chairman

     JIANG JIEMIN, aged 50, is the Vice Chairman and President of the Company. Mr Jiang is a senior economist and is a degree holder. Mr Jiang has nearly 30 years of working experience in China's oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, the main person in charge of the Qinghai Petroleum Administration Bureau in June 1994, Director of the Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the President and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr Jiang was appointed as Deputy Provincial Governor of the Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai since June 2003. Mr Jiang has been the Vice Chairman and President of the Company since May 2004.

     -    Executive Directors

     SU SHULIN, aged 43, is a Director and Senior Vice President of the Company. Mr Su has a Master's degree and is a senior engineer. He graduated from Daqing Petroleum Institute in 1983 majoring in oil geology (Bachelor's degree) and Harbin University of Engineering in March 1999 in Project Management (Master's degree). He has over 20 years of working experience in China's oil and gas industry. Since 1996, Mr Su has worked as Director Assistant of Daqing Petroleum Administration Bureau and concurrently the Department Head of the First Oil and Natural Gas Development Department, and then Executive Deputy Director and later Director of Daqing Petroleum Administration Bureau. He was appointed Vice President of the Company on November 5, 1999, and was concurrently the Chairman and General Manager of the Company's subsidiary Daqing Oilfield Company Limited. Mr Su ceased to act as the Chairman and the General Manager of Daqing Oilfield Company Limited in December 2003. Mr Su has been a Director of the Company since November 2002, and has been Senior Vice President of the Company since December 3, 2002.

     DUAN WENDE, aged 54, is a Director and Senior Vice President of the Company. Mr Duan is a senior engineer and a degree holder. He graduated from the Postgraduate School of the Chinese Academy of Social Sciences in Investment Economics. He has over 30 years of working experience in China'spetrochemical industry. From April 1975 to May 1999, Mr Duan was the Deputy Factory Manager of Fushun No. 628 Factory and of the chemical fibers factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibers factory and the detergent factory and Deputy Manager of Fushun Petrochemical Corporation. He has been the Manager of Fushun Petrochemical Corporation since May 1999; he has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been an Assistant to the President of CNPC since August 2001. He has been a Vice President of the Company since March 2002. He has been appointed as a Director of the Company since May 2004. He has been appointed as Senior Vice President of the Company since November 28, 2005.

     -    Non-executive Directors

     ZHENG HU, aged 59, is a Director of the Company and a Vice President of CNPC. Mr Zheng is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years of working experience in China's oil and gas industry. From 1990 to 1992, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology Development Corporation, China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of CNPC. Since August 2000, Mr Zheng has been a Vice President of CNPC. He has been a Director of the Company since June 30, 2000.

     ZHOU JIPING, aged 53, is a Director of the Company and a Vice President of CNPC. Mr Zhou is a senior engineer and a Masters student in marine geologic structure from Nanhai Marine Research Institute of the Chinese Academy of Sciences. He has over 30 years of working experience in China's oil and gas industry. Mr Zhou was the Exploration Manager of the Exploration and Development Department of China National Offshore Oil Corporation, Manager of the Overseas Department of the International Co-operation Bureau of China National Petroleum Company, President of China National Oil & Gas Exploration and Development Corporation in Vanuatu and President of China National Oil & Gas Exploration and Development Corporation in Papua New Guinea. Since November 1996, he was Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company, Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed President of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. He became President of China Oil & Gas Exploration and Development Corporation in October 1998. Since August 2001, he was Assistant to the President of CNPC and President of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been Vice President of CNPC. Mr Zhou was appointed a Director of the Company in May 2004.

     WANG YILIN, aged 49, is a Director of the Company and a Vice President and Safety Director of CNPC. Mr Wang is a senior engineer who graduated from Huadong Petroleum Institute in 1982, majoring in

Petroleum Geological Exploration. In 2002, he completed his Doctorate course in the specialized study of mineral survey and exploration and obtained his Doctor's degree in Engineering at the Petroleum University. He has over 20 years of working experience in China's oil and gas industry. Mr Wang has been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the General Manager of the Xinjiang Oilfield Branch of the Company since September 1999. He was appointed as the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of the Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to the President of CNPC and the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of the Company concurrently. Since December 2003, he was appointed as the Vice President of CNPC, the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of the Company. From May 2004, he ceased to work as the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of the Company. From July 2004 onwards, he has also worked as the Safety Director of CNPC. He has been appointed a Director of the Company since November 8, 2005.

     ZENG YUKANG, aged 55, is a Director of the Company and a Vice President of CNPC. Mr Zeng graduated from Hubei Geological Institute in 1974, majoring in petroleum geology. He has over 30 years of working experience in China's oil and gas industry. Mr Zeng has been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since June 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he held the positions of Assistant to the President of CNPC and Director of Daqing Petroleum Administration Bureau concurrently. From February 2005 onwards, he has been the Assistant to the President of CNPC and the Senior Executive of Daqing Petroleum Administration Bureau. From September 2005 onwards, he has been the Vice President of CNPC. He was appointed as a Director of the Company since November 8, 2005.

     GONG HUAZHANG, aged 59, is a Director of the Company. Mr Gong is also the General Accountant of CNPC. Mr Gong is a senior accountant and a graduate of Yangzhou Business School. He has over 30 years of working experience in China's oil and gas industry. Mr Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of China National Petroleum Company from 1991. He was the Director of Finance and Assets Department of CNPC in October 1998 and has been the General Accountant of CNPC since February 1999. Mr Gong has been a Director of the Company since November 5, 1999.

     JIANG FAN, aged 42, is a Director of the Company and the General Manager of Dalian Petrochemical Company. Mr Jiang graduated from Dalian Technical Institute in 1985, majoring in chemical engineering. In June 2003, he completed his Master's degree in administration science and engineering at the Petroleum University and obtained his Master's degree in management study. He has over 20 years of working experience in China's petrochemical industry. Mr Jiang was appointed as the Deputy Manager of Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of Dalian Petrochemical Company. In February 2002, he became the General Manager of Dalian Petrochemical Company. Mr Jiang has been a Director of the Company since November 8, 2005.

     -    Independent Non-executive Directors

     CHEE-CHEN TUNG, aged 63, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later obtained a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Hu Hangyong Expressway Company Ltd., Bank of China (Hong Kong) Co Ltd., Sing Tao News Corporation Limited, Wing Hang Bank and Cathay Pacific Airways, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council of the Hong Kong Polytechnic University and is a member of the Board of Trustees of the International Academic Centre of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 5, 1999.

     LIU HONGRU, aged 75, is an independent non-executive Director of the Company. Mr Liu graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctorate degree. Mr Liu worked as Vice Governor of the Agricultural Bank of China, Vice Governor of the People's Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently a Deputy Director of the Economics Committee under the Chinese People's Political Consultative Conference and concurrently serves as Vice President of China Finance and Banking Society, Vice President of the China National Debt Association and President of the Shanghai Institute of Financial and Legal Studies. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr Liu serves as an independent non-executive director or non-executive director in four listed companies in Hong Kong, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, he has been appointed as an independent non-executive Director of the Company since November 19, 2002.

     FRANCO BERNABE, aged 57, is an independent non-executive Director of the Company. Mr Bernabe is the Chairman of the Franco Bernabe Group and Vice Chairman of H3G. He is also a vice chairman of Rothschild Europe. He is a former CEO of ENI and of Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabe joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabe led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr Bernabe was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabe was the head of economic studies at FIAT. Mr Bernabe was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of political economy at the School of Industrial Administration, Turin University. Mr Bernabe has been appointed as an independent non-executive Director of the Company since June 30, 2000.

     -    Secretary to the Board of Directors

     LI HUAIQI, aged 56, is the Secretary to the Board of Directors of the Company. Mr Li is a senior economist. He has over 30 years of working experience in China's oil and gas industry. Mr Li has worked in the Daqing Oil Field, the Liaohe Oil Field and the Huabei Oil Field and in the Nanhai Petroleum Company. From June 1992 to October 1998, Mr Li worked as Deputy Director and Director of the Foreign Affairs Bureau of China National Petroleum Company. From October 1998, Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors of the Company since August 29, 2001.

     -    Supervisors

     -    Chairman

     Wang Fucheng, aged 55, is the Chairman of the Supervisory Committee. Mr Wang is a senior economist. He graduated from the Shandong Normal University and has over 30 years of working experience in China's oil and gas industry. Mr Wang worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to June 2000, Mr Wang worked as the Senior Executive of the Shengli Oil

Field, Senior Executive of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr Wang was appointed as a Director of the Company in June 2000 and was appointed as the Vice President of the Company in July 2000. Mr Wang has resigned as a Director of the Company before becoming a Supervisor of the Company. Mr Wang has been appointed as the Chairman of the Supervisory Committee of the Company since November 8, 2005.

     -    Supervisors

     WEN QINGSHAN, aged 47, is a Supervisor of the Company and the Director of the Finance and Assets Department of CNPC. Mr Wen is a senior accountant and a graduate of the Renmin University of China. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002.

     SUN XIANFENG, aged 53, is a Supervisor of the Company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr Sun graduated from the Huadong Petroleum Institute in September 1977. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and also the Director of the Audit Services Centre of CNPC since December 2000. He has been the Director of the Auditing Department of CNPC and the Director of the Auditing Services Centre since April 2004. He has been a Supervisor of the Company since May 2004.

     XU FENGLI, aged 58, is a Supervisor and General Manager of the Audit Department of the Company. Mr Xu is a senior accountant. He graduated from the Xi'an Petroleum Institute in July 1985. He has over 30 years of working experience in China's petrochemical industry. Mr Xu has been the Chief Accountant of Fushun Petrochemical Corporation in November 1995, Deputy Director of the Finance and Assets Department of CNPC in November 1998, Deputy General Manager of the Finance Department of the Company since December 1999, and Director of the Administrative Office of the Supervisory Committee of the Company since October 2003. He has been a Supervisor of the Company since May 2004 and the General Manager of the Audit Department of the Company since November 2005.

     QIN GANG, aged 52, is a Supervisor and an employee representative of the Supervisory Committee of the Company. Mr Qin is a senior engineer. He graduated with an associate degree from Metallurgy School of Tianjin University, majoring in Enterprises Management. Mr Qin has over 30 years of working experience in China's oil and gas industry. Mr Qin has acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. From June 2000, Mr Qin worked as Senior Executive of Tarim Southwest Company concurrently. Since July 2002, Mr Qin has worked as an officer and the Chairman of Labour Union of Tarim Oilfield Company. Mr Qin has been a Supervisor of the Company since November, 2005.

     -    Independent Supervisors

     Li Yongwu, aged 61, is an independent Supervisor of the Company. Mr Li is a senior engineer and has graduated from Tsinghua University in 1968, majoring in polymer studies. Since June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Director of the Chemical Industry Department since April 1995. He became Director of the State's Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central People's Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China Petroleum and Petrochemical Industry Association. In 2003, he was elected as a standing member of the Tenth Chinese People's Consultative Conference. Mr Li has been an independent Supervisor of the Company since November 8, 2005.

     Wu Zhipan, aged 49, is an independent Supervisor of the Company. Mr Wu obtained a Doctor of Laws degree from the School of Law, Peking University in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr Wu is currently the Vice Chancellor of the Peking University. He is also an expert consultant of the Supreme People's Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu is the author of a large number of legal publications and has extensive work experience in the legal field. Mr Wu has been an independent Supervisor of the Company since December 1999.

     -    Other Senior Management

     WANG GUOLIANG, aged 53, is Chief Financial Officer of the Company. Mr Wang holds a Master's degree and is a senior accountant. He graduated from the Heilongjiang Business College and Hebei University. He has over 20 years of working experience in China's oil and gas industry. Mr Wang worked as the Vice President of China National Petroleum Company Finance Co. Ltd. from 1995 to 1997. From 1998 to 1999, he was the Deputy General Manager and General Accountant of China National Oil & Gas

Exploration and Exploitation Corporation. Mr Wang has been the Chief Financial Officer of the Company since November 1999. From November 1999 to March 2002, he was also the General Manager of the Company's Finance Department.

     LIAO YONGYUAN, aged 43, is the Vice President of the Company. Mr Liao is a Master's degree holder and a senior engineer. He graduated from the Well Drilling Engineering Faculty of Jianghan Oil Institute as an undergraduate in 1982 and from the Management Sciences and Engineering Faculty of the University of Petroleum (East China) with a Master's degree in 2001 and has more than 20 years of working experience in China's oil and gas industry. He was a Deputy General Engineer for Shengli Oilfield and a Manager of No. 1 Well Drilling Company and Deputy General Engineer and concurrently a core leader of Tarim-Shengli Well Drilling Company from 1993 to 1995. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum and Gas Corporation from June to November 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996 to September 1999. He was the General Manager of Tarim Oilfield Branch Company from September 1999 to October 2001, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001 to January 2004. He has worked as the Assistant to the President of CNPC since January 2004. He has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of the Sichuan Petroleum Administration since April 2004. He has been a Vice President of the Company since November 28, 2005.

     JIA CHENGZAO, aged 57, is a Vice President of the Company and the President of the China Oil Exploration and Exploitation Research Institute. Mr Jia is a Doctorate degree holder, a senior engineer and a fellow of the Chinese Academy of Sciences. He graduated from Nanjing University and has over 25 years of working experience in China's oil and geological industry. From 1994, Mr Jia has worked as the Deputy Chief Geologist and then the Chief Geologist and Deputy Commander of the Tarim Oil Exploration and Exploitation Headquarters. From 1998, he has also been a Vice President of the China Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr Jia worked as the Deputy General Manager of the China Petroleum Tarim Oil Field and the Deputy Director of China Oil Exploration and Exploitation Research Institute. He has been the Chief Geologist of the Company from July 2000. Mr Jia has also served as the President of the China Oil Exploration and Exploitation Research Institute since December 16, 2002. Mr Jia has been a Vice President of the Company since November 28, 2005.

     HU WENRUI, aged 56, is a Vice President of the Company. Mr Hu is a senior engineer, and has over 30 years of working experience in China's oil and gas industry. From 1984 to 1989, Mr Hu was the Manager of Changqing Oilfield No. 2 Oil Extraction Plant, and since April 1989, he was the Deputy Director, Standing Deputy Director and eventually Director of Changqing Petroleum Exploration Bureau. From September 1999 to December 2002, he was the General Manager of Changqing Oilfield Branch Company. He has been the General Manager of the Company's Exploration and Production Branch since December 2002.

Mr Hu has been a Vice President of the Company since November 28, 2005.

     -    Qualified Accountant

     In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, given the importance of the role and the function of the qualified accountant, the Company has made many serious attempts but has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the HKSE at the appropriate time.

SHAREHOLDINGS OF MAJORITY SHAREHOLDERS

     As at December 31, 2005, the register of interests in shares and short positions kept by the Company under section 336 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "SFO") showed that the persons in the following table and notes held interests or short positions in the Company's shares:

                                                                          PERCENTAGE (%) OF    PERCENTAGE (%) OF
                                                                         THE TOTAL NUMBER OF    THE TOTAL SHARE
NAME OF SHAREHOLDER            TYPE OF SHARES      NO. OF SHARES         THAT CLASS IN ISSUE        CAPITAL
-------------------          ------------------   ---------------        -------------------   -----------------
CNPC                         State-owned shares   157,922,077,818             100.00                 88.21
Warren E. Buffett(1)                   H shares     2,347,761,000              11.13                 1.311
J.P. Morgan Chase & Co.(2)             H shares     1,056,732,597(L)            5.01(L)              0.590
                                                      641,726,602(P)(3)         3.04(P)              0.358

(1) By virtue of Warren E. Buffett's 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway's 100% interest in OBH Inc., OBH Inc.'s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation's 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in 2,279,151,000 H shares held by National Indemnity Co. and 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.

(2) J.P. Morgan Chase & Co. through its various controlled corporations is interested in an aggregate of 1,056,732,597 H shares of the Company.

     Of these 1,056,732,597 H shares, 657,654,602 H Shares are directly held by JP Morgan Chase Bank, N.A, J.P. Morgan Chase & Co. is deemed to be interested in these 657,654,602 H shares by virtue of its 100% interest in JP Morgan Chase Bank, N.A; 11,035,463 H shares are directly held by J.P. Morgan Securities Ltd., by virtue of J.P. Morgan Chase International Holdings Limited's 90% interest in J.P. Morgan Securities Ltd., J.P. Morgan Chase (UK) Holdings Limited's 100% interest in J.P. Morgan Chase International Holdings Limited, J.P. Morgan Capital Holdings Limited's 100% interest in J.P. Morgan Chase (UK) Holdings Limited and J.P. Morgan International Finance Limited's 72.72% interest in J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase International Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Capital Holdings Limited and J.P. Morgan International Finance Limited are deemed to be interested in these 11,035,463 H shares; 92,896,830 H shares are directly held by J.P. Morgan Whitefriars Inc., J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 92,896,830 H shares by virtue of its 100% interest in J.P. Morgan Whitefriars Inc.; 22,597,702 H shares are directly held by J.P. Morgan Investment Management Inc., JP Morgan Asset Management Holdings Inc is deemed to be interested in these 22,597,702 H shares by virtue of its 100% interest in J.P. Morgan Investment Management Inc.; 6,186,000 H shares are directly held by JF International Management Inc., JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 6,186,000 H shares by virtue of its 100% interest in JF International Management Inc.; 245,344,000 H shares are directly held by JF Asset Management Limited, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 245,344,000 H shares by virtue of its 100% interest in JF Asset Management Limited; 6,336,000 H shares are directly held by J.P. Morgan International Bank Limited, J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 6,336,000 H shares by virtue of its 100% interest in J.P. Morgan International Bank Limited; 4,772,000 H shares are directly held by J.P. Morgan Asset Management (UK) Limited, by virtue of J.P. Morgan Asset Management Holdings (UK) Limited's 100% interest in J.P. Morgan Asset Management (UK) Limited, J.P. Morgan Asset Management International Limited's 100% interest in J.P. Morgan Asset Management Holdings (UK) Limited and J.P. Morgan Asset Management Holdings Inc.'s 100% interest in J.P. Morgan Asset Management International Limited, J.P. Morgan Asset Management Holdings Inc., J.P. Morgan Asset Management International Limited, J.P. Morgan Asset Management Holdings (UK) Limited are deemed to be interested in these 4,772,000 H shares; 8,150,000 H shares are directly held by JF Asset Management (Singapore) Limited-Co Reg #:197601586K, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 8,150,000 H shares by virtue of its 100% interest in JF Asset Management (Singapore) Limited; 400,000 H shares are directly held by J.P. Morgan GT Corporation, J.P. Morgan Chase & Co. is deemed to be interested in these 400,000 H shares by virtue of its 100% interest in J.P. Morgan GT Corporation; and 1,360,000 H shares are directly held by Highbridge Capital Management, LLC, JP Morgan Asset Management Holdings Inc. is deemed to be interested in these 1,360,000 H shares by virtue of its 55% interest in Highbridge Capital Management, LLC.

     Of these 1,056,732,597 H shares, 110,268,293 H Shares are indirectly held by J.P. Morgan International Finance Limited, by virtue of Bank One International Holdings Corporation's 100% interest in J.P. Morgan International Finance Limited, J. P. Morgan International Inc.'s 100% interest in Bank One International Holdings Corporation, JP Morgan Chase Bank, N.A.'s 100% interest in J. P. Morgan International Inc, J.P. Morgan Chase & Co.'s 100% interest in JP Morgan Chase Bank, N.A, Bank One International Holdings Corporation, J. P. Morgan International Inc., JP Morgan Chase Bank, N.A.. and J.P. Morgan Chase & Co. are also deemed to be interested in these 110,268,293 H shares; 99,232,830 H shares are also indirectly held by J. P. Morgan Overseas Capital Corporation, J.
P. Morgan International Finance Limited is also deemed to be interested in these shares by virtue of its 100% interest in J. P. Morgan Overseas Capital Corporation; 288,409,702 H shares are also indirectly held by JP Morgan Asset Management Holdings Inc., J.P. Morgan Chase & Co. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management Holdings Inc; 259,680,000 H shares are also indirectly held by JP Morgan Asset Management (Asia) Inc., JP Morgan Asset Management Holdings Inc. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management (Asia) Inc..

(3) Comprising 641,726,602 shares in the lending pool as described in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). The term "lending pool" is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorized to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.

     As at December 31, 2005, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the register of interests in shares and short positions kept pursuant to section 336 of the SFO.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

     As at December 31, 2005, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

     As at December 31, 2005, the Company has not granted its Directors, Supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

     No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

     None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

REMUNERATION OF DIRECTORS AND SUPERVISORS

     Details of remuneration of Directors and Supervisors and the remuneration policy are set out in note 10 to the financial statements prepared in accordance with IFRS in this annual report.

CONNECTED TRANSACTIONS

     As at December 31, 2005, CNPC directly owns an aggregate of approximately 88.21% of the shares of the Company and therefore transactions between the Group and CNPC constitute connected transactions between the Group and CNPC under the Listing Rules. As Beijing Gas Group Co., Ltd. ("BEIJING GAS") and China Railway Materials and Suppliers Corporation ("CRMSC") are respectively a substantial shareholder of Beijing Huayou Gas Corporation Limited and PetroChina and CRMSC Oil Marketing Company Limited, the Group's subsidiaries, pursuant to the Listing Rules, the transactions between the Group and Beijing Gas and CRMSC respectively constituted connected transactions of the Group.

     -    One-off Connected Transactions

     1. Acquisition of Ningxia Dayuan Refinery and Petrochemical Company Limited and Qingyang Refinery and Petrochemical Company Limited

     Under an acquisition agreement between the Company and CNPC dated March 28, 2005, the Company has acquired the petroleum and natural gas-related refinery and petrochemical businesses respectively owned by CNPC's wholly owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited and Qingyang Refinery and Petrochemical Company Limited for a cash consideration of RMB9.14 million. As CNPC is a controlling shareholder of the Company, it is a connected person of the Company and the Acquisitions constitute connected transactions for the Company under the Listing Rules. Details of the transaction were announced by the Company on March 30, 2005.

     2. Acquisition of Newco from CNODC ("NEWCO ACQUISITION")

     The Company has entered into a purchase agreement with China National Oil and Gas Exploration and Development Corporation ("CNODC", wholly-owned by CNPC) on June 8, 2005 whereby the Company agreed to acquire a 50% ownership interest in Newco for a consideration of approximately RMB20,741 million. Newco is wholly owned by CNODC and one of its subsidiaries before the Newco Acquisition. The Company also entered into a transfer agreement to sell its wholly-owned subsidiary, PetroChina International, to Newco for a consideration of approximately RMB579 million on the same date.

     The purchase agreement and the transfer agreement have been approved by the shareholders of the Company at the extraordinary general meeting held on August 16, 2005. These agreements have been approved by relevant regulatory authorities.

     Upon completion of the purchase agreement and the transfer agreement, each of CNODC and the Company will own a 50% interest in Newco. The Company will have the right to appoint 4 of the 7 directors of Newco, which will enable the Company to maintain effective control over Newco. Its investment in Newco and the transfer of PetroChina International Limited to Newco will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control by CNPC. The consolidated financial statements of the Company will be restated as if the operations of the Company and Newco had always been combined. Details of the transaction can be found in the Company's announcement and circular dated June 10, 2005 and June 30, 2005, respectively.

     3. Acquisition of the Fuel Oil Company

     The Company has entered into two acquisition agreements with two wholly owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Oil Natural Gas Pipeline Bureau, on December 6, 2005 for the acquisition of shares representing 15.56% and 20.17%, respectively from them in Petrochina Fuel Oil Company Limited ("FUEL OIL COMPANY"), a 55.43% subsidiary of the Company, for an aggregate cash consideration of RMB558.76 million (the "Acquisitions"). The Fuel Oil Company is principally engaged in the investment and development of fuel oil in the upstream and downstream areas in the PRC. The Acquisitions constitute connected transactions for the Company under the Listing Rules. The Acquisitions increase the Company's interests in the Fuel Oil Company and is expected to strengthen the management of the Fuel Oil Company. Details of the transaction were announced by the Company on December 6, 2005.

     -    Continuing Connected Transactions

     I. Continuing Connected Transactions with CNPC

     The Group and CNPC continue to carry out certain existing continuing connected transactions and have entered into new continuing connected transactions throughout the reporting period. The waiver in respect of the existing continuing connected transactions has expired on December 31, 2005. The Company has sought independent shareholders approval at the general meeting held on November 8,

2005 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2006 to December 31, 2008.

     The Group and CNPC will continue to carry out the existing continuing connected transactions referred to in the following agreements:

     1. Comprehensive Products and Services Agreement, First Supplemental Comprehensive Agreement and Second Supplemental Comprehensive Agreement

     (1) The Group and CNPC continue to implement the Comprehensive Products and Services Agreement ("COMPREHENSIVE AGREEMENT") entered into on March 10, 2000 for the provision (i) by the Group to CNPC and (ii) by CNPC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement has been amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement.

     The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company's business license was issued. This term has been amended by the Second Supplemental Comprehensive Agreement to 3 years commencing from January 1, 2006.

     During the term of the Comprehensive Agreement, termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

     (A) Products and Services to be provided by the Group to CNPC Group

     Under the Comprehensive Products and Services Agreement, products and services to be provided by the Group to CNPC Group include such products as refined products, chemical products, natural gas, crude oil and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.

     (B) Products and Services to be provided by CNPC to the Group

     More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised according to the following types of products and services:

     - Construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

     - Production services, including but not limited to water supply, electricity generation and supply, gas supply and communications;

     - Supply of materials services, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials;

     - Social services, including but not limited to security services, education and hospitals;

     - Ancillary services, including but not limited to property management, training centers and guesthouses; and

     - Financial services, including but not limited to loans and deposits services.

     The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

     (a)  state-prescribed prices; or

     (b) where there is no state-prescribed price, then according to the relevant market prices; or

     (c)  where neither (a) nor (b) is applicable, then according to:

          (i)  the actual cost incurred; or

          (ii) the agreed contractual price.

     In particular, the Comprehensive Agreement stipulates, among other things, that:

     (i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

     (ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant state-prescribed price and market price.

     (2)  First Supplemental Comprehensive Agreement

     The First Supplemental Comprehensive Agreement dated June 9, 2005 was entered principally to amend the definitions of "state-prescribed price" and "market price" in the Comprehensive Agreement in view of the characteristics of overseas business and to amend the term of the Comprehensive Agreement to three years. The First Supplemental Comprehensive Agreement has taken effect on December 19, 2005.

     (3)  Second Supplemental Comprehensive Agreement

     The Second Supplemental Comprehensive Agreement entered into by CNPC and the Company on September 1, 2005 provides for certain new continuing connected transactions between the Company and certain companies in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company ("JOINTLY-OWNED COMPANIES"). In the Second Supplemental Comprehensive Agreement, CNPC and the Company agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:

     - both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

     - the CNPC Group will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration, production and other relevant services within certain and specific reserves of the Company with exploration and exploitation difficulties;

     - the Group will provide certain financial assistance to the Jointly-owned Companies including entrustment loans and guarantees;

     - the Jointly-owned Companies will provide certain financial assistance to the Group including entrustment loans and guarantees; and

     Under the Second Supplemental Comprehensive Agreement, the products and services shall be provided at prices determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement (as amended).

     The Second Supplemental Comprehensive Agreement has taken effect on January 1, 2006.

     2.   Product and Service Implementation Agreements

     According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC Group or the Group providing the relevant products or services, as appropriate, and the relevant members of the Group or CNPC Group, requiring such products or services, as appropriate.

     Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

     As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

     3.   Land Use Rights Leasing Contract

     The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, after the expiration of 10 years from the effective date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

     4.   Buildings Leasing Contract and Buildings Supplementary Leasing
          Agreement

     The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate of area of 269,770 square metres, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.. The 191 buildings were leased at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650 for a term of 20 years. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings.

     Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "Supplemental Buildings Agreement") with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.

     5. Intellectual Property Licensing Contracts

     The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

     6.   Contract for the Transfer of Rights under Production Sharing Contracts

     The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 Production Sharing Contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC's supervisory functions.

     7.   Guarantee of Debts Contract

     The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

     In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of the Company at no cost. As of the end of 2005, the total amount guaranteed was RMB674 million.

     As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, these transactions are exempted from the reporting, announcement and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these transactions had been entered into in the ordinary course of business for the benefits of the Company, and are in the interests of the Shareholders as a whole.

     II.  New Continuing Connected Transactions with Newco

     The following new continuing connected transactions arose as a result of the completion of the Newco Acquisition:

     (i)  the sale of products by Newco Group to the CNPC Group;

     (ii) the provisions of construction and technical services such as exploration technology services by CNPC Group to Newco Group;

     (iii) the provision of social services and ancillary services by CNPC Group to Newco Group; and

     (iv) the provision of financial services by CNPC Group to Newco Group.

     As CNPC has become a substantial shareholder of Newco after the Newco Acquisition, Newco is a connected person of the Company under the Listing Rules. The caps for these connected transactions have already been included in that for connected transactions between the Group and CNPC.

     III. Continuing Connected Transactions with CRMSC and Beijing Gas

     The Group will enter into continuing connected transactions with Beijing Gas and CRMSC pursuant to the following agreements. For the transactions with Beijing Gas, the Group has complied with the procedures for reporting and announcements obligations to the HKSE. The transactions with CRMSC and the caps for these transactions have been approved by HKSE and the same have been approved in the extraordinary general meeting held on November 8, 2005.

     (a)  Beijing Gas Products and Services Agreement

     The Company entered into a Products and Services Agreement with Beijing Gas on September 1,

2005. Pursuant to the agreement, the Group will continuously provide products and services to Beijing Gas, including the provision of natural gas and natural gas related transmission services. The agreement was effective from January 1, 2006.

     (b)  CRMSC Products and Services Agreement

     On September 1, 2005, the Company entered into the CRMSC Products and Services Agreement with CRMSC. Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products). The term of the CRMSC Products and Services Agreement is 3 years commencing from January 1, 2006.

     During the term of the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the contracting parties providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

     CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS

     The following caps in respect of the Continuing Connected Transactions are set for the annual volumes of the relevant transactions above for the period from January 1, 2006 to December 31, 2008:

     (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement as amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement, (b) Buildings Leasing Contract and Supplemental Buildings Agreement, and (c) the CRMSC Products and Services Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed maximum annual aggregate values set out in the following table:

                                                                                      PROPOSED ANNUAL CAPS
                                                                                    ------------------------
        CATEGORY OF PRODUCTS AND SERVICES          EXISTING ANNUAL LIMIT FOR 2005    2006     2007     2008
        ---------------------------------          ------------------------------   ------   ------   ------
                                                                                      RMB (IN MILLIONS)
(i) Products and services to be provided by the           RMB39,003 million         19,134   23,472   26,910
Group to CNPC Group
(ii) Products and services to be provided by
CNPC Group to the Group
(a) Construction and technical services                   RMB76,413 million         91,614   88,280   79,636
(b) Production services                                   RMB33,740 million         27,513   28,923   32,647
(c) Supply of materials services                          RMB6,748 million           4,471    4,331    4,500
(d) Social and ancillary services                         RMB5,009 million           5,000    5,000    5,000
(e) Financial Services
Aggregate of the average daily outstanding
principal of loans; the total amount of interest
paid in respect of these loans; and other
relevant charges                                          RMB59,413 million         43,312   50,132   56,547
Aggregate of the average daily amount of
deposits; and the total amount of interest
received in respect of these deposits                     RMB5,657 million           9,081    9,102    9,126
(iii) Financial services to be provided by the
Group to the Jointly-owned Companies                              --                21,235   32,840   44,465
(iv) Fee for land leases paid by the Group to
CNPC                                                      RMB2,000 million           2,260    2,260    2,260
(v)  Rental for buildings paid by the Group to
CNPC                                                       RMB200 million              140      140      140
(vi) Products and services to be provided by the
Group to CRMSC                                                    --                10,326   11,359   12,495

     (B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

     INDEPENDENT NON-EXECUTIVE DIRECTORS CONFIRMATION

     In relation to the connected transactions undertaken by the Group in 2005, the independent non-executive Directors of the Company confirm that:

     (i) the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

     (ii) the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

     (iii) the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

     (iv) where applicable, the connected transactions have been entered into within the cap for the years mentioned above.

     AUDITOR'S CONFIRMATION

     The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:

     (i) all the connected transactions have received the approval of the Board of Directors;

     (ii) all the connected transactions have been conducted in accordance with the terms of the agreements governing such transactions; and

     (iii) where applicable, the connected transactions have been entered into within the cap for the years mentioned above.

     IV.  Continuing Connected Transactions with CNPC (HK)

     As part of the restructuring of CNPC and in preparation for the listing of the Company on HKSE, and as disclosed in the Company's prospectus dated March 27, 2000, CNPC and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC's role as representative of the PRC government) of CNPC under certain contracts, including the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited ("XINJIANG CONTRACT") and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited ("LIAOHE CONTRACT"), were novated to the Company.

     CNPC (Hong Kong) Limited ("CNPC (HK)") is a 57.5% owned subsidiary of CNPC. CNPC is also the Company's controlling shareholder which holds approximately 88.21% of the issued share capital of the Company. Upon the effective novation by CNPC to the Company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute connected transactions between the Company and CNPC (HK).

     Summary of the major terms and conditions of these connected transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

     (1) Production and development cost sharing between the Company and CNPC
(HK): The Company and CNPC (HK) shall share the oil and natural gas produced from blocks 9-1 to 9-5 of the Karamay Oilfield, as to 46% by the Company and 54% by CNPC (HK), and from the Leng Jiapu Oilfield, as to 30% by the Company and 70% by CNPC (HK). CNPC (HK) shall be responsible for 100% of the development costs in respect of blocks 9-1 to 9-5 of the Karamay Oilfield. The Company is responsible for 30% and CNPC (HK) is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.

     (2) Provision of assistance by the Company to CNPC (HK): The Company shall provide assistance to CNPC (HK), including: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and CNPC (HK) in accordance with the procedures described in the Xinjiang Contract and the Liaohe Contract.

     (3) Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay the Company an amount of US$50,000 annually for the training of personnel carried out by the Company for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

     (4) Sale of crude oil by CNPC (HK) to the Company: CNPC (HK) has the right to deliver its share of oil production from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the only likely purchaser of the oil production attributable to CNPC (HK) from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield is CNPC or its affiliates, including the Company, which will accept delivery of oil produced in blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the signing of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including the Company. As far as the Board of Directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon the Company to purchase oil produced from blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield, although, from a commercial perspective, the Company intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities, or as determined with reference to the prevailing fair market price for transactions of crude oil of a similar quality in the major oil markets. This will be adjusted to take into account the terms of transportation, payment and other terms.

     In the opinion of the independent non-executive Directors of the Company, the connected transactions have been:

     (i) conducted on normal commercial terms and entered into in the ordinary and usual course of business of the Company; and

     (ii) entered into: (a) in accordance with the terms of the PRC Oil Production Sharing Contracts; or (b) on terms no less favourable than the terms available to or from independent third parties.

     The waiver in respect of the connected transactions between the Company and CNPC (HK) granted by the HKSE will be valid between January 1, 2004 to December 31, 2006.

ACCOUNTING PRINCIPLE

     For the year 2005, the Company adopted certain new accounting principles and they are contained in Note 2 to the Company's financial report prepared in accordance with the IFRS.

AUDITORS

     PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (certified public accountants in the PRC) were the Company's international and domestic auditors respectively in 2005. The Company has retained the above two firms of accountants since the date of its listing. A resolution to continue the appointment of the international and domestic auditors for 2006 will be proposed at the annual general meeting of the Company which will be held on May 26, 2006.

                                                           By Order of the Board
                                                                       Chen Geng
                                                                        Chairman
                                                                Beijing, the PRC
                                                                  March 20, 2006

                       REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

     During the year 2005, the Supervisory Committee has carried out their duties conscientiously and in accordance with the relevant provisions of the Companies Law of the PRC, the Articles of Association of the Company and the Organization and Rules of Procedure of the Supervisory Committee. During the year, the Supervisory Committee held four meetings, considered and passed 10 resolutions, completed the review of the Company's 2004 annual report and 2005 interim report and the change of the members of the Supervisory Committee; attended the annual general meeting for the year 2004 and the first and second extraordinary general meetings for the year 2005 and submitted 3 resolutions to these extraordinary general meetings; attended 4 meetings of the Board of Directors of the Company and submitted five written opinions of the Supervisory Committee in respect of its review of the financial reports of the Company, the profit distribution plan (draft) and the assessment of the performance of the President's Work Team. The Supervisory Committee conducted 2 supervisory hearings, received 14 reports submitted by the Financial Controller, the Finance Department, Audit Department, Human Resources Department, Supervisory Department and PricewaterhouseCoopers Zhong Tian CPAs Co Ltd etc., and reviewed and issued relevant opinions on the Company's financial reports, profit distribution, connected transactions and the assessment of the performance of the President's Work Team. The Supervisory Committee completed 2 random financial auditing investigations, sampling 8 departments, prepared 10 reports and put forward 37 recommendations. The Supervisory Committee conducted 1 supervisory inspection tour and 1 investigation and analysis on a specific topic, prepared 2 reports and put forward 9 recommendations. Through the above activities, the Supervisory Committee has reinforced its supervision on the financial affairs of the Company and the performance of duties by the senior management. It has enhanced the effect of supervision and protected the rights of the shareholders as well as the interests of the Company.

                                     (photo)

     The Supervisory Committee is of the opinion that in 2005, the Company has, with a view to achieving scientific development, organized steady production, operated positively and soundly, and strengthened micro management. Results of the Company in these areas were prominent. There was continuous growth in the exploration and production of oil and gas. The operating efficiency of the refining, chemicals and marketing businesses was further improved. The scale of the natural gas and pipeline segment and the international business of the Company have been enlarged steadily. The construction of key projects proceeded smoothly. There was a breakthrough in capital operation. Businesses were further integrated and optimized. There was significant improvement in the overall strength and value of the Company. None of the senior management of the Company was found by the Supervisory Committee to be in breach of any applicable laws and regulations of the PRC and the Company's places of listing and the Company's Articles of Association in the performance of their duties.

     The Company's overall financial position was sound. The quality of the current assets of the Company was enhanced notably. The results of receivables management were remarkable and its inventories were controlled within a reasonable level. The quality and the profit-generating potential of the Company's fixed assets were improved. The amount of the Company's interest-bearing debts and interest expenses lowered from previous years. The Company's asset-debt ratio and the capital-debt ratio dropped continuously. Shareholders' equity increased steadily. All these were well reflected in the capital markets.

     The Company's connected transactions continue to improve and are more regulated and all such transactions are carried out within the limits approved by the HKSE.

     The Supervisory Committee is satisfied with the results achieved by the Company and is confident of the prospects of the Company.

     The Supervisory Committee is of the opinion that the financial reports prepared by PricewaterhouseCoopers pursuant to the IFRS gives a true view of the Company's financial position, operating results and cash flow. The Supervisory Committee considers that the unqualified audit report issued by PricewaterhouseCoopers is objective and fair. The Supervisory Committee approves this report.

     The Supervisory Committee hopes that the Company will fully implement the concept of scientific development and carry out various tasks soundly and effectively by applying the strategy of "resources, market orientation and internationalization". The Supervisory Committee also hopes that the Company will change the form of its economic growth, improve its innovative capability, accentuate its primary businesses, strengthen its capability for growth, improve the quality and efficiency of its operations and sales, stabilise its market supply, strengthen its management of safety and environment protection and establish a long-term effective mechanism for safety and environmental protection. It is also hoped that the Company will cultivate a corporate culture of harmony and advancement to enable the Company to achieve a sustainable, effective, relatively speedy and well-coordinated development.

     In 2006, the Supervisory Committee will continue to fulfil its duties including the supervision and assessment of the truthfulness of the Company's financial information, the legal compliance of the Company's connected transactions, and the performance of duties by senior management personnel of the Company conscientiously and in compliance with the Companies Law and the Articles of Association of the Company.

                                           By Order of the Supervisory Committee
                                                                    Wang Fucheng
                                           Chairman of the Supervisory Committee
                                                                Beijing, the PRC
                                                                  March 20, 2006

                            BUSINESS OPERATING REVIEW

MARKET REVIEW

     -    Crude Oil Market Review

     In 2005, there was a huge oil demand and rather tight oil supply in the international market. As a result, international crude oil prices continued to soar and fluctuate and broke new record highs several times. The annual average prices for WTI, Brent and Minas crude oil were US$56.59, US$54.53 and US$54.19 per barrel, respectively, representing an increase of US$15.07, US$16.28 and US$17.22 per barrel, respectively, over the annual average prices in 2004. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realized price for domestic crude oil in 2005 was higher than that of 2004.

     Net crude oil imports of China continued to increase in 2005 by 1.7% to a net total of 119 million tons compared with the corresponding period in the previous year. The domestic crude oil output and refinery crude oil input reached 182 million tons and 273 million tons, respectively.

     -    Refined Oil Products Market Review

     International oil product prices stayed at a high level throughout 2005. Domestic prices for refined products, however, have failed to completely keep track of the international prices. Refineries incurred heavy losses in processing. In 2005, transportation of refined products was affected by tight transportation capacity. Overall, there was a tight supply of refined products in 2005, and there was a strong pressure for steady supply in the market. Nominal consumption increased by 4.7% to 164.44 million tons. The Group supplied
71.85 million tons of refined products to the domestic market, representing an increase of 11.74% over the previous year, and making its due contribution to the security, stability and continuous development of the Chinese economy.

     -    Chemical Products Market Review

     The Chinese economy grew steadily and rapidly in 2005 under the government's macroeconomic regulation and control. The domestic demand for chemical products remains buoyant. In 2005, prices of domestic petrochemical products remained high and in fact rose under surging oil prices. However, the overall level of increase was moderate due to demand and supply factors. The persistent fluctuation and surging of crude oil prices throughout the year has increased the cost of production of petrochemical products remarkably. As a result, profit margin in the petrochemical industry for 2005 was lowered significantly compared to that for 2004 and profit for petrochemical products was squeezed to a certain extent.

BUSINESS REVIEW

     For the twelve months ended December 31, 2005, total crude oil and natural gas output of the Group was 1,009.5 million barrels of oil equivalent, including
822.9 million barrels of crude oil and 1,119.5 billion cubic feet of marketable natural gas, representing an average production of 2.25 million barrels of crude oil and 3,070 million cubic feet of natural gas per day. A total of 788.8 million barrels of crude oil and 1,052.2 billion cubic feet of natural gas were sold. Approximately 83% of the crude oil sold by the Group was purchased by its refineries. In 2005, the lifting cost for the oil and gas operations of the Group was US$5.28 per barrel, representing an increase of 14.8% from US$4.60 per barrel in 2004.

     For the twelve months ended December 31, 2005, the Group's refineries processed 752 million barrels of crude oil, or an average of 2.06 million barrels per day. Approximately 89% of the crude oil processed in the Group's refineries was supplied by the Exploration and Production segment. The Group produced approximately 66.39 million tons of gasoline, diesel and kerosene and sold approximately 75.98 million tons of these products. The Group actively expanded its sales and distribution networks, in particular the retail sales network, by capitalizing fully on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2005, there were 18,164 service stations which were either owned, controlled or franchised by the Group or owned by CNPC but to which the Group provided supervisory support. The cash processing cost of the Group's refineries increased from RMB131 per ton to RMB145 per ton.

     For the twelve months ended December 31, 2005, the Group produced 1.888 million tons of ethylene, 2.757 million tons of synthetic resin, 1.283 million tons of synthetic fiber raw materials and polymer, 0.281 million tons of synthetic rubber, and 3.578 million tons of urea.

     For the twelve months ended December 31, 2005, the Group sold 888.8 billion cubic feet of marketable natural gas through the Natural Gas and Pipeline segment. The Group currently owns and operates 20,340 kilometers of regional natural gas pipeline networks, of which 19,212 kilometers are operated by the Natural Gas and Pipeline segment. For the twelve months ended December 31, 2005, the Group owned and operated 9,391 kilometers of crude oil pipeline and 2,462 kilometers of pipeline for refined products.

                INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

     The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 2003, 2004 and 2005. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

                                                                          NATURAL GAS     COMBINED(MILLIONS
                                                    CRUDE OIL(MILLION   (BILLION CUBIC    OF BARRELS OF OIL
                                                       OF BARRELS)           FEET)           EQUIVALENT)
                                                    -----------------   --------------   ------------------
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2003 (the basis date)        11,494.9          41,786.5           18,459.3
Revisions of previous estimates                             141.6              82.8              155.4
Extensions and discoveries                                  573.1           4,405.3            1,307.3
Improved recovery                                           109.0              43.0              116.2
Production for the year                                    -817.4          -1,068.7             -995.5
Reserves as of December 31, 2004 (the basis date)        11,501.2          45,248.9           19,042.7
Revisions of previous estimates                             156.8             212.9              192.3
Extensions and discoveries                                  605.5           4,004.8            1,273.0
Improved recovery                                           101.4                --              101.4
Production for the year                                    -828.7          -1,343.5           -1,052.7
Reserves as of December 31, 2005 (the basis date)        11,536.2          48,123.1           19,556.7
Proved Developed Reserves
As of December 31, 2003 (the basis date)                  9,188.1          13,878.7           11,501.2
As of December 31, 2004 (the basis date)                  9,067.9          17,254.5           11,943.6
As of December 31, 2005 (the basis date)                  9,194.8          19,857.8           12,504.4

                                     (photo)

(PRICEWATERHOUSECOOPERS LOGO)

(Chinese Characters)                               PricewaterhouseCoopers
                                                   22nd Floor, Prince's Building
                                                   Central, Hong Kong
                                                   Telephone (852) 2289 8888
                                                   Facsimile (852) 2810 9888

REPORT OF INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF
PETROCHINA COMPANY LIMITED
(ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA WITH LIMITED LIABILITY)

     We have audited the accompanying balance sheets of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2005 and the consolidated profit and loss account, cash flow statement and statement of changes in equity of the Group for the year then ended. These financial statements set out on pages 87 to 152 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

     We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion the financial statements present fairly, in all material respects, the financial position of the Company and the Group as of December 31, 2005 and the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, March 20, 2006

                           PETROCHINA COMPANY LIMITED
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      For the Year Ended December 31, 2005

                 (Amounts in millions except for per share data)


                                                                               2004
                                                          NOTES     2005     (NOTE 2)
                                                          -----   --------   --------
                                                                     RMB        RMB
TURNOVER                                                     5     552,229    397,354
                                                                  --------   --------
OPERATING EXPENSES
   Purchases, services and other                                  (200,321)  (114,249)
   Employee compensation costs                               7     (29,675)   (22,934)
   Exploration expenses, including exploratory dry holes           (15,566)   (12,090)
   Depreciation, depletion and amortisation                        (51,305)   (48,362)
   Selling, general and administrative expenses                    (36,538)   (28,302)
   Shut down of manufacturing assets                         8          --       (220)
   Taxes other than income taxes                                   (23,616)   (19,943)
   Other expense, net                                               (3,037)      (116)
                                                                  --------   --------
TOTAL OPERATING EXPENSES                                          (360,058)  (246,216)
                                                                  --------   --------
PROFIT FROM OPERATIONS                                             192,171    151,138
                                                                  --------   --------
FINANCE COSTS
   Exchange gain                                                       942        225
   Exchange loss                                                      (854)      (217)
   Interest income                                                   1,924      1,373
   Interest expense                                          9      (2,762)    (2,896)
                                                                  --------   --------
TOTAL FINANCE COSTS                                                   (750)    (1,515)
                                                                  --------   --------
SHARE OF PROFIT OF ASSOCIATES                               16       2,401      1,621
                                                                  --------   --------
PROFIT BEFORE TAXATION                                       6     193,822    151,244
TAXATION                                                    11     (54,180)   (43,598)
                                                                  --------   --------
PROFIT FOR THE YEAR                                                139,642    107,646
                                                                  ========   ========
ATTRIBUTABLE TO:
   Equity holders of the Company                                   133,362    103,843
   Minority interests                                                6,280      3,803
                                                                  --------   --------
                                                                   139,642    107,646
                                                                  ========   ========
BASIC AND DILUTED EARNINGS PER SHARE FOR
   PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF
   THE COMPANY DURING THE YEAR                              13        0.75       0.59
                                                                  ========   ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS
   OF THE COMPANY:
   Interim dividend declared during the year                14      27,731     20,381
   Final dividend proposed after the balance sheet date     14      32,282     25,936
                                                                  --------   --------
                                                                    60,013     46,317
                                                                  ========   ========

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                           CONSOLIDATED BALANCE SHEET
                             As of December 31, 2005

                              (Amounts in millions)

                                                                              2004
                                                          NOTES     2005    (NOTE 2)
                                                          -----   -------   --------
                                                                    RMB        RMB
NON CURRENT ASSETS
   Property, plant and equipment                            15    563,890   485,612
   Investments in associates                                16     12,378     9,898
   Available-for-sale investments                           17      1,230     1,606
   Advance operating lease payments                         19     16,235    12,307
   Intangible and other assets                              20      5,011     3,020
   Time deposits with maturities over one year                      3,428     3,751
                                                                  -------   -------
                                                                  602,172   516,194
                                                                  -------   -------
CURRENT ASSETS
   Inventories                                              21     62,733    47,377
   Accounts receivable                                      22      4,630     3,842
   Prepaid expenses and other current assets                23     22,673    19,866
   Notes receivable                                         24      3,028     4,838
   Investments in collateralized loans                      25        235    33,217
   Time deposits with maturities over three months but
      within one year                                               1,691     1,425
   Cash and cash equivalents                                26     80,905    11,688
                                                                  -------   -------
TOTAL CURRENT ASSETS                                              175,895   122,253
                                                                  -------   -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                 27     99,758    73,072
   Income tax payable                                              20,567    17,484
   Other taxes payable                                              4,824     5,032
   Short-term borrowings                                    28     28,689    34,937
                                                                  -------   -------
                                                                  153,838   130,525
                                                                  -------   -------
NET CURRENT ASSETS/(LIABILITIES)                                   22,057    (8,272)
                                                                  -------   -------
TOTAL ASSETS LESS CURRENT LIABILITIES                             624,229   507,922
                                                                  =======   =======
EQUITY
   Equity attributable to equity holders of the Company
   Share capital                                            29    179,021   175,824
   Retained earnings                                              203,812   143,115
   Reserves                                                 30    132,556   108,834
                                                                  -------   -------
                                                                  515,389   427,773
   Minority interests                                              28,278    15,199
                                                                  -------   -------
TOTAL EQUITY                                                      543,667   442,972
                                                                  -------   -------
NON CURRENT LIABILITIES
   Long-term borrowings                                     28     44,570    44,648
   Other long-term obligations                                      1,046     2,481
   Asset retirement obligations                             32     14,187       919
   Deferred taxation                                        31     20,759    16,902
                                                                  -------   -------
                                                                   80,562    64,950
                                                                  -------   -------
                                                                  624,229   507,922
                                                                  =======   =======

   The accompanying notes are an integral part of these financial statements.


-------------------------------------   ----------------------------------------
Chairman                                President
Chen Geng                               Jiang Jiemin

                           PETROCHINA COMPANY LIMITED
                                  BALANCE SHEET
                             As of December 31, 2005

                              (Amounts in millions)

                                                                              2004
                                                          NOTES     2005    (NOTE 2)
                                                          -----   -------   --------
                                                                    RMB        RMB
NON CURRENT ASSETS
   Property, plant and equipment                            15    399,876   336,438
   Investments in associates                                16      4,246     3,904
   Available-for-sale investments                           17        973     1,364
   Subsidiaries                                             18    105,321    83,984
   Advance operating lease payments                         19     11,933     8,866
   Intangible and other assets                              20      3,983     2,153
                                                                  -------   -------
                                                                  526,332   436,709
                                                                  -------   -------
CURRENT ASSETS
   Inventories                                              21     51,538    37,674
   Accounts receivable                                      22      1,471     1,979
   Prepaid expenses and other current assets                23     29,259    29,927
   Notes receivable                                         24      2,381     4,505
   Investments in collateralized loans                      25        117    33,106
   Cash and cash equivalents                                26     55,814     8,458
                                                                  -------   -------
TOTAL CURRENT ASSETS                                              140,580   115,649
                                                                  -------   -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                 27    113,233    84,912
   Income tax payable                                              18,898    16,811
   Other taxes payable                                              1,726     4,096
   Short-term borrowings                                    28     22,336    25,539
                                                                  -------   -------
                                                                  156,193   131,358
                                                                  -------   -------
NET CURRENT LIABILITIES                                           (15,613)  (15,709)
                                                                  -------   -------
TOTAL ASSETS LESS CURRENT LIABILITIES                             510,719   421,000
                                                                  =======   =======
EQUITY
   Equity attributable to equity holders of the Company
   Share capital                                            29    179,021   175,824
   Retained earnings                                              151,682   105,793
   Reserves                                                 30    129,208    95,162
                                                                  -------   -------
TOTAL EQUITY                                                      459,911   376,779
                                                                  -------   -------
NON CURRENT LIABILITIES
   Long-term borrowings                                     28     32,777    34,368
   Other long-term obligations                                        838     2,364
   Asset retirement obligations                             32      8,068        --
   Deferred taxation                                        31      9,125     7,489
                                                                  -------   -------
                                                                   50,808    44,221
                                                                  -------   -------
                                                                  510,719   421,000
                                                                  =======   =======

   The accompanying notes are an integral part of these financial statements.


-------------------------------------   ----------------------------------------
Chairman                                President
Chen Geng                               Jiang Jiemin

                           PETROCHINA COMPANY LIMITED

                        CONSOLIDATED CASH FLOW STATEMENT

                      For the Year Ended December 31, 2005

                              (Amounts in millions)


                                                                                      2004
                                                                 NOTES     2005      (NOTE2)
                                                                 -----   --------   --------
                                                                            RMB        RMB
CASH FLOWS FROM OPERATING ACTIVITIES                               33     203,885    141,691
                                                                         --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                  (119,227)   (94,045)
   Acquisition of associates                                               (2,334)    (1,000)
   Acquisition of available-for-sale investments                             (782)      (476)
   Net proceeds / (acquisition) of investments in
      collateralized loans with maturities not greater than
      three months                                                         26,896     (8,049)
   Acquisition of investments in collateralized loans with
      maturities over three months                                           (443)    (8,301)
   Acquisition of intangible assets                                        (1,600)      (531)
   Acquisition of other non-current assets                                 (1,133)      (280)
   Return capital to minority interests due to liquidation of
      subsidiaries                                                           (935)        --
   Purchase from minority interests of listed subsidiaries         18      (2,019)        --
   Other purchase from minority interest                                     (376)        --
   Proceeds from investments in collateralized loans with
      maturities over three months                                          6,529      7,357
   Repayment of capital by associates                                         115        272
   Proceeds from disposal of property, plant and equipment                    898        873
   Proceeds from disposal of associates                                     1,102         27
   Proceeds from disposal of available-for-sale investments                   976         83
   Proceeds from disposal of intangible and other non-current
      assets                                                                   22         37
   Dividends received                                                         678        800
   Decrease in time deposits with maturities over three months                 57        957
                                                                         --------   --------
NET CASH USED FOR INVESTING ACTIVITIES                                    (91,576)  (102,276)
                                                                         --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments of short-term borrowings                                    (34,529)   (23,862)
   Repayments of long-term borrowings                                     (19,175)   (28,331)
   Principal payment on finance lease obligations                             (21)       (35)
   Dividends paid to minority interests                                    (1,486)      (736)
   Cash payment for acquisition of CNPC marketing enterprises                  --     (1,476)
   Dividends paid to equity holders of the Company                 14     (53,667)   (34,328)
   Issuance of H share                                             29      19,692         --
   Increase in short-term borrowings                                       32,019     28,113
   Increase in long-term borrowings                                        15,514     18,453
   Capital contribution from minority interests                               454      2,145
   Change in other long-term obligations                                   (1,435)       471
                                                                         --------   --------
NET CASH USED FOR FINANCING ACTIVITIES                                    (42,634)   (39,586)
                                                                         --------   --------
TRANSLATION OF FOREIGN CURRENCY                                              (458)       246
                                                                         --------   --------
   Increase in cash and cash equivalents                                   69,217         75
   Cash and cash equivalents at beginning of year                  26      11,688     11,613
                                                                         --------   --------
   Cash and cash equivalents at end of year                        26      80,905     11,688
                                                                         ========   ========

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                   CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                      For the Year Ended December 31, 2005
                              (Amounts in millions)


                                                 ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
                                                 ---------------------------------------------
                                                     SHARE    RETAINED                           MINORITY    TOTAL
                                                    CAPITAL   EARNINGS   RESERVES   SUBTOTAL     INTEREST   EQUITY
                                                    -------   --------   --------   --------     --------   -------
                                                      RMB       RMB         RMB        RMB          RMB       RMB
Balance at January 1, 2004 as previously
   reported before adjusting for the
   acquisition of the refinery and
   petrochemical businesses and investment in
   Zhong You Kan Tan Kai Fa Company Limited
   and reclassification of minority interest
   resulting from adoption of IAS 1 and IAS 27
   (Note 2)                                         175,824    89,577     91,212    356,613           --    356,613
Reclassification as a result of the adoption
   of revised IAS 1 and IAS 27 (Note 2)                  --        --         --         --        5,608      5,608
Adjustment for the acquisition of the
   refinery and petrochemical businesses and
   investment in Zhong You Kan Tan Kai Fa
   Company Limited (Note 2)                              --    (1,425)     2,740      1,315        3,358      4,673
                                                    -------   -------    -------    -------       ------    -------
Balance at January 1, 2004 adjusted for the
   acquisition of the refinery and
   petrochemical businesses and investment in
   Zhong You Kan Tan Kai Fa Company Limited
   and reclassification of minority interest
   resulting from adoption of IAS 1 and IAS 27
   (Note 2)                                         175,824    88,152     93,952    357,928        8,966    366,894
                                                    =======   =======    =======    =======       ======    =======
Currency translation differences                         --        --        330        330          677      1,007
                                                    -------   -------    -------    -------       ------    -------
Net income recognised directly in equity                 --        --        330        330          677      1,007
Profit for the year ended  December 31, 2004             --   103,843         --    103,843        3,803    107,646
                                                    -------   -------    -------    -------       ------    -------
Total recognised income for 2004                         --   103,843        330    104,173        4,480    108,653
                                                    -------   -------    -------    -------       ------    -------
Transfer to reserves (Note 30)                           --   (14,552)    14,552         --           --         --
Final dividend for 2003 (Note 14)                        --   (13,947)        --    (13,947)          --    (13,947)
Interim dividend for 2004 (Note 14)                      --   (20,381)        --    (20,381)          --    (20,381)
Dividends to minority interests                          --        --         --         --         (656)      (656)
Other movements of minority interest                     --        --         --         --        2,409      2,409
                                                    -------   -------    -------    -------       ------    -------
Balance at December 31, 2004                        175,824   143,115    108,834    427,773       15,199    442,972
                                                    =======   =======    =======    =======       ======    =======
Currency translation differences                         --        --       (268)      (268)        (465)      (733)
                                                    -------   -------    -------    -------       ------    -------
Net loss recognised directly in equity                   --        --       (268)      (268)        (465)      (733)
Profit for the year ended December 31, 2005              --   133,362         --    133,362        6,280    139,642
                                                    -------   -------    -------    -------       ------    -------
Total recognised income / (loss) for 2005                --   133,362       (268)   133,094        5,815    138,909
                                                    -------   -------    -------    -------       ------    -------
Issue of shares (Note 29 and 30)                      3,197        --     16,495     19,692           --     19,692
Transfer to reserves (Note 30)                           --   (18,998)    18,998         --           --         --
Final dividend for 2004 (Note 14)                        --   (25,936)        --    (25,936)          --    (25,936)
Interim dividend for 2005 (Note 14)                      --   (27,731)        --    (27,731)          --    (27,731)
Payment to CNPC for the acquisition of the
   refinery and petrochemical businesses
   (Note 2)                                              --        --         (9)        (9)          --         (9)
Dividends to minority interests                          --        --         --         --       (1,568)    (1,568)
Return capital to minority interests due to
   liquidation of subsidiaries                           --        --         --         --         (935)      (935)
Purchase from minority interests of listed
   subsidiaries (Note 18)                                --        --     (1,438)    (1,438)        (581)    (2,019)
Other movement of minority interest                      --        --         --         --          242        242
Capital contribution to Zhong You Kan Tan
   Kai Fa Company Limited (Note 2)                       --        --    (10,056)   (10,056)      10,106         50
                                                    -------   -------    -------    -------       ------    -------
Balance at December 31, 2005                        179,021   203,812    132,556    515,389       28,278    543,667
                                                    =======   =======    =======    =======       ======    =======

     The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

1    ORGANISATION AND PRINCIPAL ACTIVITIES

     PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares in Hong Kong and in the United States of America. (See Note 29.) The Company and its subsidiaries are collectively referred to as the "Group".

     The Group is principally engaged in (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. (See Note 40.)

2    BASIS OF PREPARATION

     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

     In 2005, the Group adopted the newly revised IFRS below, which are relevant to its operations. The 2004 comparative numbers have been amended as required, in accordance with the relevant requirements. The adoption of these IFRS revisions did not result in substantial changes to the Group's accounting policies. In summary:

     --IAS 1 and 27 (both revised in 2003) affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of associates profit sharing and requires the disclosure of critical accounting estimates.

     --IAS 2, 8, 10, 16, 17, 21, 32, 33 (all revised in 2003) and 39 (revised in
2004) and IFRS 2 had no material effect on the Group's accounting policies.

     --IAS 24 (revised in 2003) affected the definition of related parties and related-party disclosures. (See Note 3(k) and 39)

     --IAS 27 and 28 (both revised in 2003) affected the accounting for investments in subsidiaries and associates in the separate financial statement of the Company. These investments are accounted for at cost rather than using equity method, which was used in prior years. As a result, the balance sheet of the Company as of December 31, 2004 and the related notes that are included in the financial statements have been restated. Compared with the previously reported numbers, Investment in associates, Subsidiaries, Reserves and Retained earnings as of December 31, 2004 have been reduced by RMB 1,897, RMB 46,302, RMB 56 and RMB 48,143 respectively to reflect this restatement.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     --IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operation, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the years presented.

     --The Group early adopted IFRS 6, which did not require a change in the accounting policy for exploration and evaluation activities.

     In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refining and petrochemical businesses owned by CNPC's wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited ("Dayuan") and Qingyang Refinery and Petrochemical Company Limited ("Qingyang") with a total consideration of RMB 9.

     The acquisition is a combination of businesses under common control since the Company and the CNPC's refinery and petrochemical businesses owned by Dayuan and Qingyang are under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at historical cost to CNPC (net liabilities of RMB 183 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and these refinery and petrochemical businesses have always been combined. The difference between RMB 9 payable and the net liabilities transferred from CNPC has been adjusted against equity.

     In August 2005 the shareholders of the Company approved the acquisition and transfer agreements relating to the Company's acquisition of a 50% ownership interest in Zhong You Kan Tan Kai Fa Company Limited. Zhong You Kan Tan Kai Fa Company Limited was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation ("CNODC", wholly owned by CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into Zhong You Kan Tan Kai Fa Company Limited and the Company contributed to Zhong You Kan Tan Kai Fa Company Limited its wholly-owned subsidiary, PetroChina International Limited ("PTRI"), and cash amounting to approximately RMB 20,162, which is the difference between the cash contribution of RMB 20,741 payable by the Company according to the acquisition agreement and cash consideration of RMB 579 for PTRI receivable by the Company.

     The terms of the agreements grant the Company the right to appoint four of the seven directors of Zhong You Kan Tan Kai Fa Company Limited and enable the Company to maintain effective control over Zhong You Kan Tan Kai Fa Company Limited.

     Similar to the acquisition of the refinery and petrochemical businesses from CNPC described above, the investment in Zhong You Kan Tan Kai Fa Company Limited and related transactions have been accounted for in a manner similar to uniting of interests as all entities involved are under common control by CNPC. The consolidated financial statements of the Company have been restated as if the operations of the Company and Zhong You Kan Tan Kai Fa Company Limited have always been combined. The payment was made directly to Zhong You Kan Tan Kai Fa Company Limited, therefore the difference between RMB 20,162 paid and the net assets of RMB 35,551 at the effective date acquired (including RMB 20,162 contributed by the Company and RMB 50 for the contributed paid-in capital by CNODC and its subsidiary) has been adjusted against equity.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     The summarised results of operations and the financial position for the separate entities and on a consolidation basis for the year ended December 31, 2004 are set out below:

                                         PETROCHINA (AS    REFINERY AND    ZHONG YOU KAN
                                           PREVIOUSLY     PETROCHEMICAL      TAN KAI FA
                                            REPORTED)        BUSINESS     COMPANY LIMITED   CONSOLIDATED
                                         --------------   -------------   ---------------   ------------
                                               RMB             RMB              RMB              RMB
Results of operations:
Turnover                                    388,633           4,583           11,643          397,354
Profit / (loss) for the year                104,578            (137)           3,205          107,646
Basic and diluted earnings per share
   for profit attributable to the
   equity holders of the Company (RMB)         0.59            0.00             0.00             0.59
Equity items:
Currency translation differences                 --              --            1,007            1,007
Dividends to minority interests                (277)             --             (379)            (656)
Financial position:
Total Assets                                609,928           2,106           27,100          638,447
Total Liabilities                           175,325           2,318           18,519          195,475
Net Assets / (liabilities)                  434,603            (212)           8,581          442,972

3    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

     (A)  BASIS OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

     Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Other than the business combination under common control for which the accounting policy is disclosed in Note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of subsidiary acquired, the difference is recognised directly in the income statement. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

     For purpose of the presentation of the Company's balance sheets, investments in subsidiaries are accounted for at cost.

     A listing of the Group's principal subsidiaries is set out in Note 18.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (B)  INVESTMENTS IN ASSOCIATES

     Investments in associates are accounted for by the equity method in the consolidated financial statements of the Company. Under this method the Group's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the main factor for associates. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

     For purpose of the presentation of the Company's balance sheet, investments in associates are accounted for at cost.

     A listing of the Group's principal associates is shown in Note 16.

     (C)  TRANSACTIONS WITH MINORITY INTERESTS

     The Group applies a policy of treating transactions with minority interests as transactions with equity participants of the Group. Gains and losses resulted from the disposals to minority interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired, resulted from the purchase from minority interests, are recorded in equity.

     (D)  FOREIGN CURRENCIES

     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). Most assets and operations of the Group are located in the PRC, and the functional currency is RMB. For the majority of the overseas oil and gas exploration and production operations, United States Dollar has been used as the functional currency . The consolidated financial statements are presented in RMB, which is the functional and presentation currency of the Company and most of the consolidated subsidiaries.

     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at balance sheet date exchange rates; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit and loss account. Profit and loss account and cash flows of the Group entities that have a functional currency different from the Group's presentation currency are translated into the Group's presentation currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at year end. Currency translation differences are recognised in shareholders' equity.

     The Group did not enter into material hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalised for any years presented.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (E)  FINANCIAL INSTRUMENTS

     Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, payables, leases and borrowings. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

     Derivatives are recognised at fair value with changes in the fair value recognised in the profit and loss account. The Group did not hold any derivative financial instruments for hedging or risk management purpose in any of the years presented.

     (F)  INVESTMENTS

     The Group classifies its investments into the following categories: at fair value through profit or loss, held-to-maturity, loans and receivables and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as investments at fair value through profit or loss and included in current assets. The Group did not hold any investment in this category during the years presented. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; the Group did not hold any investment in this category during the year presented. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as investment in collateralised loans, which are initially recorded at fair value and subsequently amortised cost. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has expressed the intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

     Regular purchases and sales of available-for-sale investments are recognised on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale investments are initially recognised at fair value plus transaction costs. Available-for-sale investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale investments are measured at fair value except there are no quoted market prices in active markets and whose fair values cannot be reliably measured using valuation techniques. Available-for-sale investments carried at cost are subject to review for impairment.

     (G)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including oil and gas properties (Note 3
(h)), are initially recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at a revalued amount. Revaluations are performed by independent qualified valuers on a regular basis.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where the carrying value differs from fair value. As at September 30, 2003, an exercise was undertaken by independent qualified valuers, resulting in minor adjustments to the carrying values, as described in Note 15. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the profit and loss account. All other decreases in valuation are charged to the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously charged.

     Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.

     Depreciation, depletion and amortisation to write off the cost or valuation of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method.

     The Group uses the following useful lives for depreciation, depletion and amortisation purposes:

Buildings                      25-40 years
Plant and machinery            10-15 years
Equipment and motor vehicles    3-16 years

     No depreciation is provided for construction in progress until they are completed and ready for use.

     The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

     Property, plant and equipment, including oil and gas properties (Note 3
(h)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets in the cash generating unit and from their ultimate disposal.

     Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net profit.

     Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (H)  OIL AND GAS PROPERTIES

     The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized pending a determination of whether sufficient quantities of potentially economic oil and gas reserves have been discovered. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and subject to impairment review (Note 3(g)). For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. The Group has no costs of unproved properties capitalised in oil and gas properties.

     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortised at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group's production licenses. The Group's reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses.

     (I)  INTANGIBLE ASSETS

     Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalised and amortised using the straight-line method over their useful lives, generally over 10 years. Intangible assets are not revalued. The Group does not have capitalised internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (J)  LEASES

     Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property and the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under finance leases are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.

     Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the lease term. Payments made to the PRC's land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms for use range up to 50 years.

     (K)  RELATED PARTIES

     Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, key management personnel of the Company and CNPC and their close family members.

     Transactions with related parties do not include those done in the ordinary course of business with terms consistently applied to all public and private entities and where there is no choice of supplier such as electricity, telecommunications, postal service and local government retirement funds.

     (L)  INVENTORIES

     Inventories are oil products, chemical products, and materials and supplies which are stated at the lower of cost and net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing cost. Net realisable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

     (M)  TRADE RECEIVABLES

     Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

     (N)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents comprise cash in hand, deposits held at all with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (O)  BORROWINGS

     Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings, except for the portion eligible for capitalisation.

     Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

     (P)  TAXATION

     The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.

     Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Currently enacted tax rates are used to determine deferred tax.

     The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carryforward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

     The Group also incurs various other taxes and levies that are not income taxes. "Taxes other than income taxes", which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

     (Q)  REVENUE RECOGNITION

     Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group's activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

     The Group markets a portion of its natural gas production under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (R)  PROVISIONS

     Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

     Provision for decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than the one due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

     (S)  RESEARCH AND DEVELOPMENT

     Research expenditure incurred is recognised as an expense. Cost incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

     (T)  RETIREMENT BENEFIT PLANS

     The Group contributes to various employee retirement benefit plans organised by Chinese municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The Chinese municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired Chinese employees of the Group. Contributions to these plans are charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in China or overseas other than the monthly contributions described above.

     (U)  SHARE APPRECIATION RIGHTS

     Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in employee compensation cost in the profit and loss account; the related liability is included in the salaries and welfare payable.

     (V)  NEW ACCOUNTING DEVELOPMENTS

     IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements-Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Group's operations.

     IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). IFRIC 8 clarifies that the accounting standards IFRS 2 Share-based Payment applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. Management is currently assessing the impact of IFRIC 8 on the Group's operations.

     IAS 39 and IFRS 4 (Amendments), Financial Guarantee Contracts (effective from January 1, 2006). These amendments require that issuers of financial guarantee contracts to include the resulting liabilities in their balance sheet. Management is currently assessing the impact of these amendments.

     The following new interpretations and amendment to existing standards are not relevant to the Group's operations.

     --IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Fund (effective from January 1, 2006).

     --IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (effective from December 1, 2005).

     --IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006).

     --IFRIC 9, Reassesment of Embedded Derivatives (effective from June 1,
2006).

     --IAS 19 (Amendment), Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (effective from January 1, 2006).

     --IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transaction and The Fair Value Option (effective form January 1, 2006).

     --IAS 21 (Amendment), Net Investment in a Foreign Operation (effective from January 1, 2006).

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group's financial statements.

     (A)  ESTIMATION OF OIL AND NATURAL GAS RESERVES

     Oil and gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from the development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortisation recorded in the Group's financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net income.

     (B)  ESTIMATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future prices of crude oil, refined products and chemical products, production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the polices will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

     (C)  ESTIMATION OF ASSET RETIREMENT OBLIGATIONS

     Provisions are recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the net income and the financial position of the Group over the remaining economic life of oil and gas properties.

5   TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 40.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

6    PROFIT BEFORE TAXATION

                                                                2005      2004
                                                              -------   -------
                                                                RMB       RMB
Profit before taxation is arrived at after crediting and
   charging of the following items:

Crediting
   Dividend income from available-for-sale investments            109       113
   Reversal of impairment of receivables                          538     1,373
   Reversal of impairment of available-for-sale investments        54       155
   Reversal of write down in inventories                          293       234

Charging
   Amortisation on intangible and other assets                    888       755
   Auditors' remuneration                                          50        66
   Cost of inventories (approximates cost of goods sold)
      recognised as expense                                   257,957   174,169
   Depreciation on property, plant and equipment, including
      impairment provision
      - owned assets                                           49,198    46,988
      - assets under finance leases                                13        23
   Impairment of available-for-sale investments                    31       181
   Impairment of receivables                                       83     2,049
   Interest expense (Note 9)                                    2,762     2,896
   Loss on disposal of property, plant and equipment            2,026     2,818
   Operating lease expenses                                     4,850     3,873
   Repair and maintenance                                       7,880     6,314
   Research and development expenditure                         3,195     2,977
   Transportation expenses                                     13,707    10,042
   Write down in inventories                                      154       381

7   EMPLOYEE COMPENSATION COSTS

                                                                2005      2004
                                                                RMB       RMB
                                                              -------   -------
Wages and salaries                                             19,351    15,449
Social security costs (i)                                      10,324     7,485
                                                               ------   -------
                                                               29,675    22,934
                                                               ======   =======

(i) Social security costs mainly represent contributions to funds for staff welfare organised by the municipal and provincial governments including contribution to the retirement benefit plans (Note 34).

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

8    SHUT DOWN OF MANUFACTURING ASSETS

     During the years ended December 31, 2005 and 2004, the Group provided RMB Nil and RMB 220 respectively for the shut down of certain less efficient operating facilities in the refining and chemical manufacturing plants. The charges represented the net book value of the facilities.

                      2005   2004
                      ----   ----
                       RMB    RMB
Refining facilities     --    192
Chemical facilities     --     28
                       ---    ---
                        --    220
                       ===    ===

     There were no employee termination or relocation costs relating to the shut down of these manufacturing equipments.

9    INTEREST EXPENSE

                                                    2005     2004
                                                   ------   ------
                                                     RMB      RMB
Interest on
   Bank loans
      - wholly repayable within five years          2,306    2,041
      - not wholly repayable within five years         46      475
   Other loans
      - wholly repayable within five years          1,165    1,185
      - not wholly repayable within five years        309      199
   Finance leases                                       1        2
Less: amounts capitalised                          (1,065)  (1,006)
                                                   ------   ------
                                                    2,762    2,896
                                                   ======   ======

     Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalised borrowings was 5.265% (2004: 5.020%) per annum.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

10   EMOLUMENTS OF DIRECTORS AND SUPERVISORS

     Details of the emoluments of directors and supervisors for the years ended December 31, 2005 and 2004 are as follows:

                                                        2005                                  2004
                           --------------------------------------------------------------   -------
                                                  SALARIES,     CONTRIBUTION TO
                           FEE FOR DIRECTORS   ALLOWANCES AND      RETIREMENT
NAME                        AND SUPERVISORS    OTHER BENEFITS    BENEFIT SCHEME    TOTAL     TOTAL
----                       -----------------   --------------   ---------------   -------   -------
                                RMB'000            RMB'000          RMB'000       RMB'000   RMB'000
CHAIRMAN:
   Mr. Chen Geng                   --                 781               9            790       389

VICE CHAIRMAN:
   Mr. Jiang Jiemin                --                 616               9            625       130

EXECUTIVE DIRECTORS:
   Mr. Su Shulin                   --                 677               9            686       352
   Mr. Duan Wende                  --                 677               9            686       222
   Mr. Wang Fucheng (ii)           --                  --              --             --       300
                                  ---               -----             ---          -----     -----
                                   --               1,354              18          1,372       874
                                  ===               -----             ---          -----     -----
NON-EXECUTIVE DIRECTORS:
   Mr. Zheng Hu                    --                  --              --             --        --
   Mr. Zhou Jiping                 --                  --              --             --        --
   Mr. Wang Yilin                  --                  --              --             --        --
   Mr. Zeng Yukang                 --                  --              --             --        --
   Mr. Gong Huazhang               --                  --              --             --        --
   Mr. Jiang Fan                   --                  32               1             33        --
   Mr. Chee-chen Tung             275                  --              --            275        29
   Mr. Liu Hongru                 274                  --              --            274        33
   Mr. Franco Bernabe             279                  --              --            279        33
   Mr. Ren Chuanjun (ii)           --                  --              --             --        --
   Mr. Zou Haifeng (ii)            --                 281               2            283       238
   Mr. Ma Fucai (i)                --                  --              --             --        --
   Mr. Wu Yaowen (i)               --                  --              --             --        --
                                  ---               -----             ---          -----     -----
                                  828                 313               3          1,144       333
                                  ===               -----             ---          -----     -----
SUPERVISORS:
   Mr. Wang Fucheng                --                 522               8            530        --
   Mr. Wen Qingshan                --                  --              --             --        --
   Mr. Sun Xianfeng                --                  --              --             --        --
   Mr. Xu Fengli                   --                 365               9            374       153
   Mr. Qin Gang                    --                  --              --             --        --
   Mr. Li Yongwu                   12                  --              --             12        --
   Mr. Wu Zhipan                   57                  --              --             57        12
   Mr. Li Kecheng (ii)             --                  --              --             --        --
   Mr. Sun Chongren (ii)           --                  80               1             81       272
   Mr. Zhang Youcai (ii)           --                  --              --             --        12
   Mr. Bai Xinhe (i)               --                  --              --             --        --
   Mr. Chen Weizhong (i)           --                  --              --             --        --
                                  ---               -----             ---          -----     -----
                                   69                 967              18          1,054       449
                                  ---               -----             ---          -----     -----
                                  897               4,031              57          4,985     2,175
                                  ===               =====             ===          =====     =====

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (i)  No longer a director or supervisor since May 18, 2004.

     (ii) No longer a director or supervisor since November 8, 2005.

     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

               2005     2004
              NUMBER   NUMBER
              ------   ------
Nil - RMB 1     25        24
               ===       ===

     Fee for directors and supervisors disclosed above included RMB 828 thousand (2004: RMB 95 thousand) paid to independent non-executive directors.

     None of the directors and supervisors has waived their remuneration during the year ended December 31, 2005 (2004: nil).

     The five highest paid individuals in the Group for each of the two years ended December 31, 2005 and 2004 were also directors or supervisors and their emoluments are reflected in the analysis shown above.

     During 2004 and 2005, the Company did not incur any payment to any director for loss of office or as inducement to any director to join the Company.

     The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.

     The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK $1.28 per share or approximately RMB
1.36 per share.

     As at December 31, 2005, none of the holders of the stock appreciation rights has exercised the rights. The liability for the units awarded under the scheme has been calculated based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet to its fair value and amounted to approximately RMB 630 (2004: RMB 367) at December 31, 2005.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

11   TAXATION

                          2005     2004
                         ------   ------
                           RMB      RMB
Income tax               50,221   40,331
Deferred tax (Note 31)    3,959    3,267
                         ------   ------
                         54,180   43,598
                         ======   ======

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2004: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows :

                                                2005      2004
                                              -------   -------
                                                RMB       RMB
Profit before taxation                        193,822   151,244
                                              -------   -------
Tax calculated at a tax rate of 33%            63,961    49,911
Prior year tax return adjustment                  364        27
Effect of preferential tax rate               (10,744)   (6,886)
Utilisation of previously unrecognised tax
    loss of subsidiaries                           --      (969)
Income not subject to tax                        (427)     (913)
Expenses not deductible for tax purposes        1,026     2,428
                                              -------   -------
Tax charge                                     54,180    43,598
                                              =======   =======


12   PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB 133,362 (2004: RMB 103,843) for the year ended December 31, 2005.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

13   BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the year ended December 31, 2005 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighed average number of 176.77 billion shares issued and outstanding for the year.

     Basic and diluted earnings per share for the year ended December 31, 2004 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 175.82 billion shares issued and outstanding for the year.

     There are no dilutive potential ordinary shares.

14   DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                                       2005     2004
                                                                                      ------   ------
                                                                                        RMB      RMB
Final dividend attributable to equity holders of the Company for 2003 (Note (i))          --   13,947
Interim dividend attributable to equity holders of the Company for 2004 (Note (ii))       --   20,381
Final dividend attributable to equity holders of the Company for 2004 (Note (iii))    25,936       --
Interim dividend attributable to equity holders of the Company for 2005 (Note (iv))   27,731       --
                                                                                      ------   ------
                                                                                      53,667   34,328
                                                                                      ======   ======

(i) A final dividend attributable to equity holders of the Company in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 was paid on June 2, 2004, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(ii) An interim dividend attributable to equity holders of the Company in respect of 2004 of RMB 0.115919 per share amounting to a total of RMB 20,381 was paid on October 8, 2004, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(iii)A final dividend attributable to equity holders of the Company in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936 was paid on June 10, 2005, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(iv)As authorized by shareholders in the Annual General Meeting on May 26, 2005, the Board of Directors, in a meeting held on August 24, 2005, resolved to distribute an interim dividend attributable to equity holders of the Company in respect of 2005 of RMB 0.157719 per share amounting to a total of RMB 27,731. The interim dividend was paid on September 30, 2005, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(v) At the meeting on March 20, 2006, the Board of Directors proposed a final dividend attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 per share amounting to a total of RMB 32,282. These financial statements do not reflect this dividend payable, which will be accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

15   PROPERTY, PLANT AND EQUIPMENT

     GROUP

                                             OIL
YEAR ENDED DECEMBER                        AND GAS   PLANT AND     MOTOR             CONSTRUCTION
31, 2004                      BUILDINGS   PROPERTY   EQUIPMENT   VEHICLES    OTHER    IN PROGRESS     TOTAL
-------------------           ---------   --------   ---------   --------   ------   ------------   --------
                                 RMB         RMB        RMB         RMB       RMB         RMB          RMB
COST OR VALUATION
At beginning of the year        56,385     385,693    225,124      8,366     6,135      34,119       715,822
Additions                          974         473      2,143      1,263       196      93,945        98,994
Transfers                        9,586      50,039     29,021         --       376     (89,022)           --
Disposals or write off          (2,181)     (9,045)    (5,565)      (280)      (85)         --       (17,156)
Exchange difference                 60       1,417        117         48        83          95         1,820
                               -------    --------   --------     ------    ------     -------      --------
At end of the year              64,824     428,577    250,840      9,397     6,705      39,137       799,480
                               -------    --------   --------     ------    ------     -------      --------
ACCUMULATED DEPRECIATION
   AND IMPAIRMENT
At beginning of the year       (11,625)   (157,267)   (98,139)    (4,164)   (2,316)         --      (273,511)
Charge for the year             (2,121)    (26,287)   (16,793)      (867)     (741)       (202)      (47,011)
Disposals or write off             856       3,214      2,971        235        53          --         7,329
Exchange difference                (15)       (586)       (39)       (14)      (21)         --          (675)
                               -------    --------   --------     ------    ------     -------      --------
At end of the year             (12,905)   (180,926)  (112,000)    (4,810)   (3,025)       (202)     (313,868)
                               -------    --------   --------     ------    ------     -------      --------
NET BOOK VALUE
At end of the year              51,919     247,651    138,840      4,587     3,680      38,935       485,612
                               =======    ========   ========     ======    ======     =======      ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)                23,270     203,870    157,446      2,898     1,334          --       388,818
At cost (ii)                    41,554     224,707     93,394      6,499     5,371      39,137       410,662
                               -------    --------   --------     ------    ------     -------      --------
                                64,824     428,577    250,840      9,397     6,705      39,137       799,480
                               =======    ========   ========     ======    ======     =======      ========
Carrying value of the
   property, plant and
   equipment had they been
   stated at cost less
   accumulated depreciation     47,422     238,364    120,119      4,069     3,108      38,935       452,017
                               =======    ========   ========     ======    ======     =======      ========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

GROUP (CONTINUED)

                                            OIL AND
                                              GAS     PLANT AND     MOTOR             CONSTRUCTION
YEAR ENDED DECEMBER 31, 2005   BUILDINGS   PROPERTY   EQUIPMENT   VEHICLES    OTHER    IN PROGRESS     TOTAL
----------------------------   ---------   --------   ---------   --------   ------   ------------   --------
                                  RMB         RMB        RMB         RMB       RMB         RMB          RMB
COST OR VALUATION
At beginning of the year         64,824     428,577     250,840      9,397    6,705       39,137      799,480
Additions                         1,394      14,308       1,292      1,744      122      119,199      138,059
Transfers                         7,661      67,223      27,451         --      362     (102,697)          --
Disposals or write off             (714)    (11,817)     (2,152)      (286)     (95)          --      (15,064)
Exchange difference                 (32)       (659)        (67)       (26)     (43)         (42)        (869)
                                -------    --------    --------     ------   ------     --------     --------
At end of the year               73,133     497,632     277,364     10,829    7,051       55,597      921,606
                                -------    --------    --------     ------   ------     --------     --------
ACCUMULATED DEPRECIATION
   AND IMPAIRMENT
At beginning of the year        (12,905)   (180,926)   (112,000)    (4,810)  (3,025)        (202)    (313,868)
Charge for the year              (3,454)    (25,819)    (18,234)      (955)    (749)          --      (49,211)
Disposals or write off              329       3,054       1,279        200       76          104        5,042
Exchange difference                   1         275          23         10       12           --          321
                                -------    --------    --------     ------   ------     --------     --------
At end of the year              (16,029)   (203,416)   (128,932)    (5,555)  (3,686)         (98)    (357,716)
                                -------    --------    --------     ------   ------     --------     --------
NET BOOK VALUE
At end of the year               57,104     294,216     148,432      5,274    3,365       55,499      563,890
                                =======    ========    ========     ======   ======     ========     ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)                 22,574     192,643     155,347      2,625    1,261           --      374,450
At cost (ii)                     50,559     304,989     122,017      8,204    5,790       55,597      547,156
                                -------    --------    --------     ------   ------     --------     --------
                                 73,133     497,632     277,364     10,829    7,051       55,597      921,606
                                =======    ========    ========     ======   ======     ========     ========
Carrying value of the
   property, plant and
   equipment had they been
   stated at cost less
   accumulated depreciation      52,779     289,820     131,411      4,787    2,810       55,499      537,106
                                =======    ========    ========     ======   ======     ========     ========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

COMPANY

                                            OIL AND
                                              GAS     PLANT AND     MOTOR             CONSTRUCTION
YEAR ENDED DECEMBER 31, 2004   BUILDINGS   PROPERTY   EQUIPMENT   VEHICLES    OTHER    IN PROGRESS     TOTAL
----------------------------   ---------   --------   ---------   --------   ------   ------------   --------
                                  RMB         RMB        RMB         RMB       RMB         RMB          RMB
COST OR VALUATION
At beginning of the year          38,833    245,547    180,332      4,935     4,861      29,468       503,976
Additions                            258        135      2,737        808        19      62,569        66,526
Transfers                          6,729     36,247     23,239         --       243     (66,458)           --
Disposals or write off            (1,205)    (7,187)    (5,189)      (226)      (68)         --       (13,875)
                                 -------   --------    -------     ------    ------     -------      --------
At end of the year                44,615    274,742    201,119      5,517     5,055      25,579       556,627
                                 -------   --------    -------     ------    ------     -------      --------
ACCUMULATED  DEPRECIATION
   AND IMPAIRMENT
At beginning of the year          (9,274)   (99,683)   (78,509)    (2,723)   (1,602)         --      (191,791)
Charge for the year               (1,718)   (17,973)   (13,564)      (583)     (429)       (189)      (34,456)
Disposals or write off               808      2,395      2,619        192        44          --         6,058
                                 -------   --------    -------     ------    ------     -------      --------
At end of the year               (10,184)  (115,261)   (89,454)    (3,114)   (1,987)       (189)     (220,189)
                                 -------   --------    -------     ------    ------     -------      --------
NET BOOK VALUE
At end of the year                34,431    159,481    111,665      2,403     3,068      25,390       336,438
                                 =======   ========    =======     ======    ======     =======      ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)                  16,138    115,529    128,142      2,011     1,321          --       263,141
At cost (ii)                      28,477    159,213     72,977      3,506     3,734      25,579       293,486
                                 -------   --------    -------     ------    ------     -------      --------
                                  44,615    274,742    201,119      5,517     5,055      25,579       556,627
                                 =======   ========    =======     ======    ======     =======      ========
Carrying value of the
   property, plant and
   equipment had they been
   stated at cost less
   accumulated depreciation       32,862    150,773     94,116      2,101     2,466      25,390       307,708
                                 =======   ========    =======     ======    ======     =======      ========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

COMPANY (CONTINUED)

                                            OIL AND
                                              GAS     PLANT AND     MOTOR             CONSTRUCTION
YEAR ENDED DECEMBER 31, 2005   BUILDINGS   PROPERTY   EQUIPMENT   VEHICLES    OTHER    IN PROGRESS     TOTAL
----------------------------   ---------   --------   ---------   --------   ------   ------------   --------
                                  RMB         RMB        RMB         RMB       RMB         RMB          RMB
COST OR VALUATION
At beginning of the year         44,615     274,742    201,119      5,517     5,055      25,579       556,627
Additions                         1,381       8,641      4,121      1,211        36      91,904       107,294
Transfers                         5,995      49,836     16,659         --       292     (72,782)           --
Disposals or write off             (485)    (10,054)    (1,757)      (272)      (60)         --       (12,628)
                                -------    --------   --------     ------    ------     -------      --------
At end of the year               51,506     323,165    220,142      6,456     5,323      44,701       651,293
                                -------    --------   --------     ------    ------     -------      --------
ACCUMULATED DEPRECIATION
   AND IMPAIRMENT
At beginning of the year        (10,184)   (115,261)   (89,454)    (3,114)   (1,987)       (189)     (220,189)
Charge for the year              (2,042)    (17,686)   (14,718)      (596)     (428)         --       (35,470)
Disposals or write off              125       2,654      1,122        189        48         104         4,242
                                -------    --------   --------     ------    ------     -------      --------
At end of the year              (12,101)   (130,293)  (103,050)    (3,521)   (2,367)        (85)     (251,417)
                                -------    --------   --------     ------    ------     -------      --------
NET BOOK VALUE
At end of the year               39,405     192,872    117,092      2,935     2,956      44,616       399,876
                                =======    ========   ========     ======    ======     =======      ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)                 15,653     105,475    126,385      1,739     1,261          --       250,513
At cost (ii)                     35,853     217,690     93,757      4,717     4,062      44,701       400,780
                                -------    --------   --------     ------    ------     -------      --------
                                 51,506     323,165    220,142      6,456     5,323      44,701       651,293
                                =======    ========   ========     ======    ======     =======      ========
Carrying value of the
   property, plant and
   equipment had they been
   stated at cost less
   accumulated depreciation      37,962     186,148    100,937      2,648     2,365      44,616       374,676
                                =======    ========   ========     ======    ======     =======      ========

(i)  Amount for which revaluations have been undertaken by independent valuers.

(ii) Cost of property, plant and equipment acquired or constructed since the applicable revaluation.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     The additions of the oil and gas properties of the Group for the year ended December 31, 2005 included RMB 13,258 (2004: RMB 48) relating to the asset retirement obligations recognised during the year (see Note 32).

     The depreciation charge of the Group for the year ended December 31, 2005 included RMB 3,019 (2004: RMB 4,020) relating to impairment provision for property, plant and equipment held for use. Of this amount, RMB1,955 (2004: RMB
798) was related to the Chemicals and Marketing segment, RMB 372 (2004: RMB 1,423) was for the Refining and Marketing segment and RMB 692 (2004: RMB 1,799) was for the Exploration and Production segment.

     The Refinery and Marketing segment incurred a loss of RMB 19,810 million during the year ended December 31, 2005, principally as a result of increases in input crude prices and insufficient corresponding increases in refined product prices. Management believes that the allowed pricing mechanism of the refined products will be amended and result in a cost-plus method with a margin not less than 5%. In the event the anticipated change in the refined product pricing mechanism does not materialize prior to June 30, 2006, impairment of the carrying value of the refining related fixed assets will become necessary.

     The following table indicates the changes to the Group's exploratory well costs, which are included in construction in progress, for the years ended December 31, 2005 and 2004.

                                                          2005     2004
                                                         ------   ------
                                                           RMB      RMB
Beginning balance at January 1                            5,751    4,335
Additions to capitalized exploratory well costs
   pending the determination of proved reserves          16,181   10,913
Reclassified to wells, facilities, and equipment based
   on the determination of proved reserves               (7,089)  (4,756)
Capitalized exploratory well costs charged to expense    (6,547)  (4,741)
                                                         ------   ------
Ending balance at December 31                             8,296    5,751
                                                         ======   ======
Number of wells at year end                                 993      783
                                                         ======   ======

     The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

                          2005    2004
                         ------  -----
                           RMB    RMB
One year or less         8,023   5,283
Over one year              273     468
                         -----   -----
Balance at December 31   8,296   5,751
                         =====   =====

     The RMB 273 at December 31, 2005 for capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning.

     In 2005, cash payment of RMB 25,099 (2004:RMB 17,716) have been incurred in connection with exploration activities, including RMB 9,019 (2004:RMB 7,349) related to operating activities and RMB 16,080 (2004:RMB 10,367) related to investing activities.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group analysed by the following categories of lease terms:

                                             GROUP            COMPANY
                                        ---------------   ---------------
                                         2005     2004     2005     2004
                                        ------   ------   ------   ------
                                          RMB      RMB      RMB      RMB
Short-term lease (less than 10 years)      336      335      333      331
Medium-term lease (10 to 50 years)      56,768   51,584   39,072   34,100
                                        ------   ------   ------   ------
                                        57,104   51,919   39,405   34,431
                                        ======   ======   ======   ======

     Substantially all the buildings of the Group are located in the PRC.

     Property, plant and equipment under finance leases at the end of year are as follows:

                                  GROUP            COMPANY
                             ---------------   ---------------
                              2005     2004     2005     2004
                             ------   ------   ------   ------
                               RMB      RMB      RMB      RMB
Exploration and Production      45       45      45       45
Refining and Marketing          --       94      --       94
Chemicals and Marketing         --      110      --      110
Accumulated depreciation       (12)     (74)    (12)     (74)
                               ---      ---     ---      ---
                                33      175      33      175
                               ===      ===     ===      ===

     Finance leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.

     A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

     Bank borrowings are secured on property, plant and equipment at net book value of RMB 75 (2004: RMB 246) at December 31, 2005.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

16   INVESTMENTS IN ASSOCIATES

     The Group's interests in its principal associates, all of which are unlisted, were as follows:

                               COUNTRY OF                                                INTEREST    TYPE OF
NAME                         INCORPORATION   ASSETS   LIABILITIES   REVENUES   PROFIT     HELD %      SHARE
----                         -------------   ------   -----------   --------   ------   ---------   --------
2005
DaLian West Pacific                    PRC   10,964       7,861       30,153      477        28.4   ordinary
   Petrochemical Co., Ltd.
China Marine Bunker                    PRC    6,419       4,196       28,042      254        50.0   ordinary
  (PetroChina) Co., Ltd.
Other                                        41,528      27,757       62,559    4,465   20.0-50.0   ordinary
                                             ------      ------      -------    -----   ---------   --------
                                             58,911      39,814      120,754    5,196
                                             ======      ======      =======    =====
2004
Dalian West Pacific                    PRC   10,182       6,704       21,115    1,314        28.4   ordinary
   Petrochemical Co., Ltd.
China Marine Bunker                    PRC    4,095       2,146       18,356      132        50.0   ordinary
   (PetroChina) Co., Ltd.
Other                                        22,626      15,898       74,872    2,397   20.0-50.0   ordinary
                                             ------      ------      -------    -----
                                             36,903      24,748      114,343    3,843
                                             ======      ======      =======    =====

     Share of profit of associates included in the profit and loss account of the Group was RMB 2,401 (2004: RMB 1,621) in 2005.

     Share of net profit of associates included in retained earnings of the Group was RMB 3,597 (2004: RMB 1,943) at December 31, 2005. Dividends received and receivable from associates were RMB 634 (2004: RMB 671) in 2005.

     In 2005, investments in associates of RMB 1,104 (2004:RMB 60) were disposed of with a loss of RMB 2 (2004: RMB 33) incurred.

17   AVAILABLE-FOR-SALE INVESTMENTS

                                              GROUP          COMPANY
                                          -------------   -------------
                                           2005    2004    2005    2004
                                          -----   -----   -----   -----
                                           RMB     RMB     RMB     RMB
Unlisted available-for-sale investments   1,907   2,361   1,638   2,109
Less: Impairment provision                 (677)   (755)   (665)   (745)
                                          -----   -----   -----   -----
                                          1,230   1,606     973   1,364
                                          =====   =====   =====   =====

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     Available-for-sale investments, comprising principally unlisted equity securities, are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

     Dividend income from available-for-sale investments was RMB 109 (2004: RMB
113) in 2005.

     In 2005, available-for-sale investments of RMB 1,003 (2004: RMB 89) were disposed of with a loss of RMB 27 (2004: RMB 6) incurred.

18   SUBSIDIARIES

     Principal subsidiaries are:

                                                             TYPE OF   ATTRIBUTABLE
                                COUNTRY OF       PAID-UP      LEGAL       EQUITY
COMPANY NAME                   INCORPORATION   CAPITAL RMB    ENTITY     INTEREST%       PRINCIPAL ACTIVITIES
------------                  --------------   -----------   -------   ------------   -------------------------
*Daqing Oilfield Company                 PRC        47,500       309         100.00   Exploration, production
                                                                                         Limited
                                                                                         and the sale of crude
                                                                                         oil and natural gas;
                                                                                         production and sale
                                                                                         of refined products

*Jinzhou Petrochemical                   PRC           788       375          95.87   Production and sale of
   Company Limited (i)                                                                   oil and chemical
                                                                                         products

*Jilin Chemical                          PRC         3,561       375          67.29   Production and sale of
   Industrial Company                                                                    chemical products
   Limited (ii)

Daqing Yu Shu Lin                        PRC         1,272       309          88.16   Exploration and
   Oilfield Company Limited                                                              production of crude
                                                                                         oil and natural gas

*Liaohe Jinma Oilfield                   PRC         1,100       375          97.48   Exploration, production,
 Company Limited (iii)                                                                   transportation and
                                                                                         sale of crude oil and
                                                                                         natural gas

PetroChina International      British Virgin       USD 0.9       309         100.00   Exploration and
   Limited                           Islands                                             production of crude
                                                                                         oil and natural gas
                                                                                         outside of PRC

PetroChina International             Bahamas     USD 0.005       309         100.00   Exploration and
   Indonesia Limited                                                                     production of crude
                                                                                         oil and natural gas
                                                                                         in Indonesia

*Zhong You Kan Tan Kai                   PRC           100       309          50.00   Exploration and
   Fa Company Limited                                                                    production of crude
                                                                                         oil and natural gas
                                                                                         outside of PRC

309 -- Limited liability company.

375 -- Joint stock company with limited liability.

* -- Subsidiaries directly held by the Company as of December 31, 2005.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (i) Pursuant to the resolution passed at the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited ("JPCL") from minority shareholders at RMB 4.25 per share. As at December 31, 2005, the Company had paid total cash consideration of RMB 500 and acquired 117,486,753 A shares, representing approximately 14.92% of the total issued shares of JPCL. After this acquisition, the Company owns 95.87% of the outstanding share of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, JPCL ceased to be a publicly traded company on January 4, 2006.

     (ii) Pursuant to the resolution passed by the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all the outstanding 200,000,000 A shares and 964,778,000 H shares (including
          ADS) of JiLin Chemical Industrial Company Limited ("JCIC") from the minority shareholders at RMB 5.25 per A share and HK$2.80 per H share respectively. This offer period ended in February, 2006 and the effect of this acquisition will be reflected in the consolidated financial statements of the Group for the year ending December 31, 2006.

     (iii) Pursuant to the resolution passed by the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited ("LJOCL") from minority shareholders at RMB 8.80 per share. As at December 31, 2005, the Company had paid total cash consideration of RMB 1,519 and acquired 172,315,428 A shares, representing approximately 15.67% of the total issued share of LJOCL. After this acquisition, the Company owns 97.48% of the outstanding share of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, LJOCL ceased to be a publicly traded company on January 4, 2006.

19   ADVANCE OPERATING LEASE PAYMENTS

                              GROUP            COMPANY
                         ---------------   --------------
                          2005     2004     2005     2004
                         ------   ------   ------   -----
                           RMB      RMB      RMB     RMB
Land use rights           9,786    8,011    7,000   5,718
Advance lease payments    6,449    4,296    4,933   3,148
                         ------   ------   ------   -----
                         16,235   12,307   11,933   8,866
                         ======   ======   ======   =====

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than PRC land authorities. These advance operating lease payments are amortised over the related lease periods using the straight-line-method.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

20   INTANGIBLE AND OTHER ASSETS

     GROUP

                                 2005                           2004
                     ----------------------------   ----------------------------
                              ACCUMULATED                    ACCUMULATED
                      COST   AMORTISATION    NET     COST   AMORTISATION    NET
                     -----   ------------   -----   -----   ------------   -----
                      RMB         RMB        RMB     RMB         RMB       RMB
Patents              2,166      (1,140)     1,026   1,873        (958)       915
Technical know-how     325        (209)       116     248        (181)        67
Other                2,664        (684)     1,980   1,454        (396)     1,058
                     -----      ------      -----   -----      ------      -----
Intangible assets    5,155      (2,033)     3,122   3,575      (1,535)     2,040
                     =====      ======      =====   =====      ======      =====
Other assets                                1,889                            980
                                            -----                          -----
                                            5,011                          3,020
                                            =====                          =====

     COMPANY

                                 2005                           2004
                     ----------------------------   ----------------------------
                              ACCUMULATED                    ACCUMULATED
                      COST   AMORTISATION    NET     COST   AMORTISATION    NET
                     -----   ------------   -----   -----   ------------   -----
                      RMB         RMB        RMB     RMB         RMB       RMB
Patents              1,505        (810)       695   1,213        (694)       519
Technical know-how     101         (15)        86      28          (9)        19
Other                2,109        (502)     1,607   1,078        (297)       781
                     -----      ------      -----   -----      ------      -----
Intangible assets    3,715      (1,327)     2,388   2,319      (1,000)     1,319
                     =====      ======      =====   =====      ======      =====
Other assets                                1,595                            834
                                            -----                          -----
                                            3,983                          2,153
                                            =====                          =====

     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how amounts are attributable to operational technology acquired in connection with purchase of equipment. The technical know-how costs are included as part of the purchase price by contracts and are distinguishable.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

21   INVENTORIES

                                         GROUP            COMPANY
                                    ---------------   ---------------
                                     2005     2004     2005     2004
                                    ------   ------   ------   ------
                                      RMB      RMB      RMB      RMB
Crude oil and other raw materials   22,396   14,903   17,888    9,725
Work in progress                     5,933    5,417    5,157    4,527
Finished goods                      35,131   27,913   28,880   23,944
Spare parts and consumables             43       70       32       47
                                    ------   ------   ------   ------
                                    63,503   48,303   51,957   38,243
Less: Write down in inventories       (770)    (926)    (419)    (569)
                                    ------   ------   ------   ------
                                    62,733   47,377   51,538   37,674
                                    ======   ======   ======   ======

     Inventories of the Group carried at net realisable value amounted to RMB 2,236 (2004: RMB 3,282) at December 31, 2005.

22   ACCOUNTS RECEIVABLE

                                            GROUP            COMPANY
                                       ---------------   ---------------
                                        2005     2004     2005     2004
                                       ------   ------   ------   ------
                                         RMB      RMB      RMB      RMB
Accounts receivable due from third
   parties                              6,483    4,605    3,209    3,929
Accounts receivable due from related
   parties                              2,145    4,085    1,465    1,883
Less: Impairment provision             (3,998)  (4,848)  (3,203)  (3,833)
                                       ------   ------   ------   ------
                                        4,630    3,842    1,471    1,979
                                       ======   ======   ======   ======

     Amounts due from related parties are interest free and unsecured.

     The aging analysis of accounts receivable at December 31, 2005 is as follows:

                            GROUP            COMPANY
                       ---------------   ---------------
                        2005     2004     2005     2004
                       ------   ------   ------   ------
                         RMB      RMB      RMB      RMB
Within 1 year           4,280    3,506    1,276    1,770
Between 1 to 2 years       70       89       41       49
Between 2 to 3 years       46      173       36      135
Over 3 years            4,232    4,922    3,321    3,858
                        -----    -----    -----    -----
                        8,628    8,690    4,674    5,812
                        =====    =====    =====    =====

     The Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Amounts in millions except per share data or unless otherwise stated)

23   PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                        GROUP            COMPANY
                                   ---------------   ---------------
                                    2005     2004     2005     2004
                                   ------   ------   ------   ------
                                     RMB      RMB      RMB      RMB
Other receivables                   9,404    9,777    5,420    5,079
Amounts due from related parties
-Subsidiaries                          --       --   14,689   15,026
-Other                             13,524   11,461    8,270    9,575
Less: Impairment provision         (6,814)  (7,255)  (4,197)  (4,473)
                                   ------   ------   ------   ------
                                   16,114   13,983   24,182   25,207
Advances to suppliers               5,819    5,448    4,492    4,413
Prepaid expenses                      279      248      195      175
Other current assets                  461      187      390      132
                                   ------   ------   ------   ------
                                   22,673   19,866   29,259   29,927
                                   ======   ======   ======   ======

     Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.

     Except for loans to related parties (Note 39 (g)), amounts due from related parties are interest free, unsecured and with no fixed terms of repayment.

24   NOTES RECEIVABLE

     Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

25   INVESTMENTS IN COLLATERALIZED LOANS

     Securities, in the form of loans collateralized by principally PRC government bonds, purchased by the Group are recorded as investments in collateralized loans. These securities have terms ranging from 3 days to 182 days. The difference between the purchase price and the amount that the Company can receive upon the maturity of these securities is treated as interest income and accrued over the life of these securities using the effective yield method. Investments in collateralized loans are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued.

     The weighted average effective interest rate on investments in collateralized loans was 2.23% (2004: 2.36%) for the year ended December 31, 2005.

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Amounts in millions except per share data or unless otherwise stated)

26   CASH AND CASH EQUIVALENTS

                                GROUP            COMPANY
                           ---------------   --------------
                            2005     2004     2005     2004
                           ------   ------   ------   -----
                             RMB      RMB      RMB     RMB
Cash at bank and in hand   80,905   11,688   55,814   8,458
                           ======   ======   ======   =====

     The weighted average effective interest rate on bank deposits was 1.97% (2004: 1.25%) for the year ended December 31, 2005.

27   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                            GROUP             COMPANY
                                       ---------------   ----------------
                                        2005     2004      2005     2004
                                       ------   ------   -------   ------
                                         RMB      RMB      RMB      RMB
Trade payables                         13,749    7,953     8,462    5,407
Advances from customers                 7,698    6,002     6,347    4,716
Salaries and welfare payable            7,353    5,926     6,020    4,912
Accrued expenses                            4        7        --        7
Dividends payable by subsidiaries to
   minority shareholders                   93       11        --       --
Interest payable                           27        6        26        4
Construction fee and equipment cost
   payables                            16,420    9,366    13,119    8,863
One-time employee housing remedial
   payment payable                      1,174    1,740     1,174    1,740
Other payables                         12,158    8,170    11,250    6,769
Amounts due to related parties
   -Subsidiaries                           --       --    39,590   30,652
   -Other                              41,082   33,891    27,245   21,842
                                       ------   ------   -------   ------
                                       99,758   73,072   113,233   84,912
                                       ======   ======   =======   ======

     Other payables consist primarily of customer deposits.

     Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment.

     The aging analysis of trade payables at December 31, 2005 is as follows:

                            GROUP          COMPANY
                       --------------   -------------
                        2005     2004    2005    2004
                       ------   -----   -----   -----
                         RMB     RMB     RMB     RMB
Within 1 year          12,876   7,430   7,914   5,037
Between 1 to 2 years      434     154     244     109
Between 2 to 3 years       85      57      51      53
Over 3 years              354     312     253     208
                       ------   -----   -----   -----
                       13,749   7,953   8,462   5,407
                       ======   =====   =====   =====

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Amounts in millions except per share data or unless otherwise stated)

28   BORROWINGS

     (A)  SHORT-TERM BORROWINGS

                                                    GROUP            COMPANY
                                               ---------------   ---------------
                                                2005     2004     2005     2004
                                               ------   ------   ------   ------
                                                 RMB      RMB      RMB      RMB
Bank loans
   - secured                                       34      495        6        7
   - unsecured                                 12,753   11,100   10,870   10,174
Loans from fellow CNPC subsidiary                 520    4,351      120       40
Other                                              57        8       53        3
                                               ------   ------   ------   ------
                                               13,364   15,954   11,049   10,224
Current portion of long-term borrowings        15,325   18,983   11,287   15,315
                                               ------   ------   ------   ------
                                               28,689   34,937   22,336   25,539
                                               ======   ======   ======   ======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

(B)  LONG-TERM BORROWINGS

                                                                   GROUP            COMPANY
                                   INTEREST RATE AND FINAL     ---------------   ---------------
                                          MATURITY              2005     2004     2005     2004
                                ----------------------------   ------   ------   ------   ------
                                                                 RMB      RMB      RMB      RMB
RENMINBI - DENOMINATED
   BORROWINGS:
Bank loans for the              Majority variable interest
   development of oil              rates ranging from 5.18%
   fields and construction         to 6.12% per annum as of
   of refining plants              December 31, 2005, with
                                   maturities through 2010      9,778   16,195    9,571   15,749

Bank loans for working          Majority variable interest
   capital                         rates ranging from 5.18%
                                   to 5.27% per annum as of
                                   December 31, 2005, with
                                   maturities through 2008      6,030    6,044    6,000    6,014

Loans from fellow CNPC          Floating interest rates
   subsidiary for the              ranging from 4.46% to
   development of oil              5.18% per annum as of
   fields and construction         December 31, 2005, with
   of refining plants              maturities through 2032     16,462   15,610   16,462   15,610

Working capital loans           Majority variable interest
   from fellow CNPC                rates ranging from 4.61%
   subsidiary                      to 4.67% per annum as of
                                   December 31, 2005, with
                                   maturities through 2007      4,335    5,043    4,330    5,043

Working capital loans           Fixed interest rates at
                                   6.32% per annum with no
                                   fixed repayment term             5        9        5        9

Corporate debenture for         Fixed interest rate at
   the development of oil          4.50% per annum with
   fields and construction         maturities through 2007      1,350    1,350    1,350    1,350
   of refining plants

Corporate debenture for         Fixed interest rate at
   the development of oil          4.11% per annum with
   and gas properties              maturities through 2013      1,500    1,500    1,500    1,500

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)


                                                                   GROUP            COMPANY
                                   INTEREST RATE AND FINAL     ---------------   ---------------
                                          MATURITY              2005     2004     2005     2004
                                ----------------------------   ------   ------   ------   ------
                                                                 RMB      RMB      RMB      RMB

US DOLLAR -  DENOMINATED
   BORROWINGS:
Bank loans for the              Fixed interest rates
   development of oil fields       ranging from free to
   and construction of             9.00% per annum with
   refining plants                 maturities through 2038      1,404    1,883      424      721

Bank loans for the              Floating interest rates
   development of oil fields       ranging from 2.69% to
   and construction of             9.70% per annum as of
   refining plants                 December 31, 2005, with
                                   maturities through 2014      6,751    7,320      674      755

Bank loans for working          Floating interest rates
   capital                         ranging from LIBOR plus
                                   0.40% to LIBOR plus 3.00%
                                   per annum as of December
                                   31, 2005, with maturities
                                   through 2006                 1,362      492       --       --

Bank loans for acquisition      Floating interest rate at
   of overseas oil and gas         LIBOR plus 0.55% per
   properties                      annum as of December 31,
                                   2005, with maturities
                                   through 2009                 1,614    1,490       --       --

Loans from fellow CNPC          Floating interest rates
   subsidiary for the              ranging from  LIBOR
   development of oil fields       minus 0.25% to LIBOR
   and construction of             plus 0.50% per annum as
   refining plants                 of December 31, 2005,
                                   with maturities through
                                   2020                         2,852    1,633    2,852    1,633

Loans from fellow CNPC          Floating interest rate at
   subsidiary for acquisition      LIBOR plus 0.40% per
   of overseas oil and gas         annum as of December 31,
   properties                      2005, with maturities
                                   through 2006                   593      608       --       --

Loans from fellow CNPC          Floating interest rates
   subsidiary for working          from LIBOR plus 0.40% to
   capital                         LIBOR plus 1.00% per
                                   annum as of December 31,
                                   2005, with maturities
                                   through 2008                 2,557    2,687       --       --

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

                                                                      GROUP              COMPANY
                                    INTEREST RATE AND FINAL     -----------------   -----------------
                                            MATURITY              2005      2004      2005      2004
                                  ---------------------------   -------   -------   -------   -------
                                                                  RMB       RMB       RMB       RMB
Loans for the development of      Fixed interest rate at
   oil fields and construction       1.55% per annum with
   of refining plants                maturities through 2022        509       554       509       554

Loans for working capital         Floating interest rate at
                                     LIBOR plus 0.35% per
                                     annum as of December 31,
                                     2005 with maturities
                                     through 2008.                  668        64        --        --

Corporate debenture for the       Fixed interest rate at
   development of oil fields         3.00% per annum with
   and construction of refining      maturities through 2019        347        --        --        --
   plants

Corporate debenture for the       Fixed interest rate at
   development of oil and gas        9.50% per annum with
   properties                        maturities through 2011        844        --        --        --

Corporate debenture for the       Fixed interest rate at
 development of oil and gas          15.00% per annum with
 properties                          maturities through 2008        292        --        --        --

JAPANESE YEN -DENOMINATED
   BORROWINGS:

Bank loans for the                Fixed interest rates
   development of oil fields         ranging from 4.10% to
   and construction of refining      5.30% per annum with
   plants                            maturities through 2010        226       430       134       269

EURO -  DENOMINATED
   BORROWINGS:

Bank loans for the                Fixed interest rates
   development of oil fields         ranging from 2.00% to
   and construction of refining      2.30% per annum with
   plants                            maturities through 2023        256       360        93       117

BRITISH POUND - DENOMINATED
   BORROWINGS:

Bank loans for the                Fixed interest rate at
   development of oil fields         2.85% per annum with
   and construction of refining      maturities through 2007
   plants                                                           160       338       160       338
                                                                -------   -------   -------   -------
                                                                 59,895    63,610    44,064    49,662
Finance lease
   obligations                                                       --        21        --        21
                                                                -------   -------   -------   -------
Total long-term
   borrowings                                                    59,895    63,631    44,064    49,683
Less: Current
   portion of long- term
   borrowings                                                   (15,325)  (18,983)  (11,287)  (15,315)
                                                                -------   -------   -------   -------
                                                                 44,570    44,648    32,777    34,368
                                                                =======   =======   =======   =======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People's Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks. Interest free loans amounted to RMB 110 (2004: RMB 88) at December 31, 2005.

     Borrowings of RMB 674 (2004: RMB 756) were guaranteed by CNPC and its subsidiaries at December 31, 2005.

     The Group's borrowings include secured liabilities (lease and bank borrowings) totalling RMB 1,108 (2004: RMB 2,269) at December 31, 2005. Bank borrowings are secured mostly over certain of the Group's property and time deposits with maturities over one year.

                                                     GROUP                  COMPANY
                                             ---------------------   ---------------------
                                                2005        2004        2005        2004
                                             ---------   ---------   ---------   ---------
                                                RMB         RMB         RMB         RMB
Total borrowings:
   - at fixed rates                             19,750      19,885      14,948      16,163
   - at variable rates                          53,509      59,700      40,165      43,744
                                             ---------   ---------   ---------   ---------
                                                73,259      79,585      55,113      59,907
                                             =========   =========   =========   =========
Weighted average effective interest rates:
   - bank loans                                   5.26%       4.69%       5.03%       4.86%
   - loans from fellow CNPC subsidiary            4.90%       4.47%       4.85%       4.62%
   - other loans                                  3.38%       2.01%       1.58%       1.63%
   - corporate debentures                         5.86%       4.30%       4.30%       4.30%
   - finance lease obligations                      --        4.78%         --        4.78%

     The carrying amounts and fair values of long-term borrowings (excluding finance lease obligations) are as follows:

                                         GROUP            COMPANY
                                    ---------------   ---------------
                                             CARRYING AMOUNTS
                                    ---------------------------------
                                     2005     2004     2005     2004
                                    ------   ------   ------   ------
                                      RMB      RMB      RMB      RMB
Bank loans                          27,581   34,552   17,056   23,963
Loans from fellow CNPC subsidiary   26,799   25,581   23,644   22,286
Corporate debentures                 4,333    2,850    2,850    2,850
Other                                1,182      627      514      563
                                    ------   ------   ------   ------
                                    59,895   63,610   44,064   49,662
                                    ======   ======   ======   ======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

                                         GROUP            COMPANY
                                    ---------------   ---------------
                                               FAIR VALUES
                                    ---------------------------------
                                     2005     2004     2005     2004
                                    ------   ------   ------   ------
                                      RMB      RMB      RMB      RMB
Bank loans                          27,397   34,394   17,060   23,982
Loans from fellow CNPC subsidiary   26,795   25,581   23,640   22,286
Corporate debentures                 4,173    2,632    2,664    2,632
Other                                1,049      469      381      405
                                    ------   ------   ------   ------
                                    59,414   63,076   43,745   49,305
                                    ======   ======   ======   ======

     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.13% to 7.45% per annum as of December 31, 2005 depending on the type of the borrowings. The carrying amounts of short-term borrowings and finance lease obligations approximate their fair value.

     Maturities of long-term borrowings (excluding finance lease obligations) at the dates indicated below are as follows:

                                 GROUP            COMPANY
                            ---------------   ---------------
BANK LOANS                   2005     2004     2005     2004
                            ------   ------   ------   ------
                              RMB      RMB      RMB      RMB
Within one year              5,378   10,233    3,512    7,836
Between one to two years    11,009    5,295    9,042    3,512
Between two to five years   10,417   17,951    4,111   11,998
After five years               777    1,073      391      617
                            ------   ------   ------   ------
                            27,581   34,552   17,056   23,963
                            ======   ======   ======   ======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

                                   GROUP            COMPANY
                              ---------------   ---------------
LOANS OTHER THAN BANK LOANS    2005     2004     2005     2004
                              ------   ------   ------   ------
                               RMB       RMB      RMB      RMB
Within one year                9,947    8,729    7,775    7,458
Between one to two years       7,364    4,850    6,381    3,676
Between two to five years      4,525    9,121    3,739    8,271
After five years              10,478    6,358    9,113    6,294
                              ------   ------   ------   ------
                              32,314   29,058   27,008   25,699
                              ======   ======   ======   ======

     Future minimum payments on finance lease obligations at the dates indicated below are as follows:

                                                GROUP        COMPANY
                                             -----------   -----------
                                             2005   2004   2005   2004
                                             ----   ----   ----   ----
                                              RMB    RMB    RMB    RMB
Within one year                                --     22     --    22
Between one to two years                       --     --     --    --
                                              ---    ---    ---   ---
                                                      22     --    22
Future finance charges on finance lease
   obligations                                 --     (1)    --    (1)
                                              ---    ---    ---   ---
Present value of finance lease
   obligations                                 --     21     --    21
                                              ===    ===    ===   ===
The present value of finance lease
   obligations can be analysed as follows:
- Within one year                              --     21     --    21
- Between one to two years                     --     --     --    --
                                              ---    ---    ---   ---
                                               --     21     --    21
                                              ===    ===    ===   ===

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

29   SHARE CAPITAL

                                           GROUP              COMPANY
                                     -----------------   -----------------
                                       2005      2004      2005     2004
                                     -------   -------   -------   -------
                                       RMB       RMB       RMB       RMB
Registered, issued and fully paid:
   State-owned shares                157,922   158,242   157,922   158,242
   H shares                           21,099    17,582    21,099    17,582
                                     -------   -------   -------   -------
                                     179,021   175,824   179,021   175,824
                                     =======   =======   =======   =======

NUMBER OF SHARES OF THE COMPANY (MILLION)     2005      2004
-----------------------------------------   -------   -------
Beginning balance                           175,824   175,824
Issue of Share                                3,197        --
                                            -------   -------
Ending balance                              179,021   175,824
                                            =======   =======

     At its formation in November, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each issued to CNPC in accordance with the restructuring agreement between the Company and CNPC in exchange for certain assets and liabilities.

     On April 7, 2000, the Company completed a global initial public offering ("Global Offering") pursuant to which 17,582,418,000 shares of RMB 1.00 each, representing 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares), were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS, respectively, for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares. The H shares and ADSs are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively.

     In September 2005, the Company issued 3,196,801,818 new H shares at HK$
6.00 per share and net proceed to the Company was approximately RMB 19,692. CNPC also sold 319, 680,182 state-owned shares it held concurrently with PetroChina's sale of new H shares in September 2005.

     Shareholders' rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in general meeting and the relevant PRC Government and regulatory authorities.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

30   RESERVES

                                                    GROUP              COMPANY
                                              -----------------   -----------------
                                                2005      2004      2005      2004
                                              -------   -------   -------   -------
                                                RMB       RMB       RMB       RMB
REVALUATION RESERVE
Beginning balance                              79,946    79,946    79,946    79,946
                                              -------   -------   -------   -------
ENDING BALANCE                                 79,946    79,946    79,946    79,946
CAPITAL RESERVE
Beginning balance                             (25,376)  (25,376)  (28,003)  (28,003)
Issue of shares (Note 29)                      16,495        --    16,495        --
                                              -------   -------   -------   -------
ENDING BALANCE                                 (8,881)  (25,376)  (11,508)  (28,003)
STATUTORY COMMON RESERVE FUND (Note a)
Beginning balance                              36,071    26,370    28,636    18,935
Transfer from retained earnings                12,665     9,701    12,665     9,701
                                              -------   -------   -------   -------
ENDING BALANCE                                 48,736    36,071    41,301    28,636
STATUTORY COMMON WELFARE FUND (Note b)
Beginning balance                              21,504    16,653    17,839    12,988
Transfer from retained earnings                 6,333     4,851     6,333     4,851
                                              -------   -------   -------   -------
ENDING BALANCE                                 27,837    21,504    24,172    17,839
CURRENCY TRANSLATION DIFFERENCES
Beginning balance                                (111)     (441)       --        --
Currency translation adjustments                 (268)      330        --        --
                                              -------   -------   -------   -------
ENDING BALANCE                                   (379)     (111)       --        --
OTHER RESERVES
Beginning balance                              (3,200)   (3,200)   (3,256)   (3,256)
Payment to CNPC for the acquisition  of the
   refinery and petrochemical business             (9)       --        (9)       --
Purchase from minority interests of listed
   subsidiaries (Note 18)                      (1,438)       --    (1,438)       --
Paid-in capital to Zhong You Kan Tan Kai Fa
   Company Limited                            (10,056)       --        --        --
                                              -------   -------   -------   -------
ENDING BALANCE                                (14,703)   (3,200)   (4,703)   (3,256)
                                              -------   -------   -------   -------
                                              132,556   108,834   129,208    95,162
                                              =======   =======   =======   =======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

     The statutory common reserve fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

     (b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide common facilities, of which the Group retains the titles, and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% (2004: 5%) of the net profit, as determined under the PRC accounting regulations, for the year ended December 31, 2005 to the statutory common welfare fund.

     (c) The Company's distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 142,883 (2004: RMB 95,248) as of December 31, 2005. The distributable reserve computed under the PRC accounting regulations at December 31, 2005 has been arrived at after the accrual for the proposed final dividend in respect of year 2005 of RMB 32,282 (Note 14 (v)).

     (d) As of December 31, 2005, revaluation surplus relating to depreciation and disposals amounted to approximately RMB 53,717 (2004: RMB 46,757).

31   DEFERRED TAXATION

     Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 33%.

     The movements in the deferred taxation account are as follows:

                                           GROUP           COMPANY
                                      ---------------   -------------
                                       2005     2004     2005    2004
                                      ------   ------   -----   -----
                                        RMB      RMB     RMB     RMB
At beginning of year                  16,902   13,436   7,489   6,388
Transfer to profit and loss account
   (Note 11)                           3,959    3,267   1,636   1,101
Exchange difference                     (102)     199      --      --
                                      ------   ------   -----   -----
At end of year                        20,759   16,902   9,125   7,489
                                      ======   ======   =====   =====

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

Deferred tax balances are attributable to the following items:

                                                GROUP            COMPANY
                                           ---------------   ---------------
                                            2005     2004     2005     2004
                                           ------   ------   ------   ------
                                             RMB      RMB      RMB      RMB
Deferred tax assets:
   Current:
   Provisions, primarily for receivables
      and inventories                       4,767    4,558    3,641    3,482
   Tax losses of subsidiaries               1,014        9       --       --
Non current:
   Shut down of manufacturing assets and
      impairment of long-term assets        4,022    2,454    3,524    2,190
   Other                                      796      802      449      489
                                           ------   ------   ------   ------
Total deferred tax assets                  10,599    7,823    7,614    6,161
                                           ------   ------   ------   ------
Deferred tax liabilities:
Current:
   Sales (Note (i))                         4,401    4,401    4,401    4,401
Non current:
   Accelerated tax depreciation            26,615   20,070   12,116    8,999
   Other                                      342      254      222      250
                                           ------   ------   ------   ------
Total deferred tax liabilities             31,358   24,725   16,739   13,650
                                           ------   ------   ------   ------
Net deferred tax liabilities               20,759   16,902    9,125    7,489
                                           ======   ======   ======   ======

     (i) Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

     (ii) There were no material unrecognised tax losses at December 31, 2005.

32   ASSET RETIREMENT OBLIGATIONS

                                       GROUP          COMPANY
                                   -------------   ------------
                                    2005    2004    2005   2004
                                   ------   ----   -----   ----
                                     RMB     RMB    RMB     RMB
At beginning of year                  919    735      --    --
Liabilities incurred               13,258     48   8,068    --
Liabilities settled                    (1)    --      --    --
Accretion expense                      60     54      --    --
Currency translation differences      (49)    82      --    --
                                   ------    ---   -----   ---
At end of  year                    14,187    919   8,068    --
                                   ======    ===   =====   ===

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     Asset retirement obligations are related to oil and gas properties (see
Note 15). The ending balance of 2004 represented the obligation recognised by Zhong You Kan Tan Kai Fa Company Limited (see Note 2). The increase in 2005 arose principally from the new legal requirements enacted in China after December 31, 2004, that set forth specific abandonment and disposal processes for energy production operation including oil and gas exploration and production activities. See Note 4(c) for a description of the factors that may affect the estimation of asset retirement obligations.

33   CASH FLOWS FROM OPERATING ACTIVITIES

                                                        NOTES     2005      2004
                                                        -----   -------   -------
                                                                  RMB       RMB
Profit for the year                                             139,642   107,646
Adjustments for:
   Taxation                                               11     54,180    43,598
   Depreciation, depletion and amortisation                      51,305    48,362
   Provision for shutting down manufacturing asset         8         --       220
   Dry hole costs                                         15      6,547     4,741
   Share of profit of associates                          16     (2,401)   (1,621)
   Impairment of receivables, net                          6       (455)      676
   Write down in inventories, net                          6       (139)      147
   Impairment of available-for-sale investments, net       6        (23)       26
   Loss on disposal of property, plant and equipment       6      2,026     2,818
   Loss on disposal of associates                                     2        33
   Loss on disposal of available-for-sale investment                 27         6
   Loss on disposal of intangible and other asset                   106        50
   Dividend income                                        17       (109)     (113)
   Interest income                                               (1,924)   (1,373)
   Interest expense                                        9      2,762     2,896
Advance payments on long-term operating leases                   (5,170)   (5,624)
Changes in working capital:
   Accounts receivable and prepaid expenses and other
      current assets                                                165    (6,195)
   Inventories                                                  (15,896)  (17,460)
   Accounts payable and accrued liabilities                      22,089       398
                                                                -------   -------
CASH GENERATED FROM OPERATIONS                                  252,734   179,231
   Interest received                                              1,917     1,373
   Interest paid                                                 (3,628)   (3,998)
   Income taxes paid                                            (47,138)  (34,915)
                                                                -------   -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       203,885   141,691
                                                                =======   =======

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

34   PENSIONS

     The Group participates in various retirement benefit plans organised by Chinese municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees' basic salary for the relevant periods. The Group currently has no additional material obligations for the payment of retirement and other post-retirement benefits of employees in China or overseas other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 3,104 (2004: RMB 2,476) for the year ended December 31, 2005.

35   FINANCIAL INSTRUMENTS

     The Group holds or issues various financial instruments which expose it to credit, interest rate, foreign exchange rate and fair value risks. In addition, the Group's operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group's senior management. Substantially all of the financial instruments the Group holds are for purposes other than trading. The Group regards an effective market risk system as an important element of the Group's treasury function and is continuously enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

     (A)  CREDIT RISK

     The carrying amounts of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk.

     The Group has no significant concentration of credit risk. Majority of cash is placed with state-owned banks and financial institutions.

     (B)  INTEREST RATE RISK

     The Group is exposed to the risk arising from changing interest rates. A detailed analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 28.

     (C)  FOREIGN EXCHANGE RATE RISK

     From July 21, 2005, the PRC government has reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the base currency of the Company and most of its consolidated entities, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost of acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group. The results of operations and financial position of the Group may also be affected by fluctuations in exchange rates of a number of other foreign currencies against Renminbi.

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (D)  COMMODITY PRICE RISK

     The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The prices of onshore crude oil are determined with reference to international benchmark crude oil prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2005 and 2004, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

     (E)  FAIR VALUES

     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are in short-term nature: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term borrowings and floating rate long-term borrowings. The fair value of the fixed rate long-term borrowings is likely to be different from their carrying amounts. As the majority of the borrowings are at variable rates, the difference between fair value and carrying amounts is likely to be immaterial. Analysis of the fair value and carrying amounts of long-term borrowings are presented in Note 28.

36   CONTINGENT LIABILITIES

     (A)  BANK AND OTHER GUARANTEES

     At December 31, 2005, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC, from which it is anticipated that no material liabilities will arise.

                                        2005   2004
                                        ----   ----
                                         RMB    RMB
Guarantee of borrowings of associates    187    203
                                         ===    ===

     (B)  ENVIRONMENTAL LIABILITIES

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

     On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The impact of the accident is undergoing government investigation. The Company is presumed to bear related liability according to the investigation results.

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (C)  LEGAL CONTINGENCIES

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

     (D)  LEASING OF ROADS, LAND AND BUILDINGS

     According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

     - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

     As at December 31, 2005, CNPC has obtained formal land use right certificates in relation to 27,400 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

     (E)  GROUP INSURANCE

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

37   COMMITMENTS

     (A)  OPERATING LEASE COMMITMENTS

     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2005 and 2004 under non-cancellable operating leases are as follows:

               2005     2004
              ------   ------
                RMB      RMB
First year     3,208    2,701
Second year    2,595    2,473
Third year     2,558    2,452
Fourth year    2,437    2,434
Fifth year     2,926    2,356
Thereafter    81,266   83,035
              ------   ------
              94,990   95,451
              ======   ======

     Operating lease expenses for land and buildings and equipment were RMB 4,850 (2004: RMB 3,873) for the year ended December 31, 2005.

     (B)  CAPITAL COMMITMENTS

                                   2005     2004
                                  ------   ------
                                    RMB      RMB
Contracted but not provided for
   Oil and gas properties            847      728
   Plant and equipment            12,496    4,650
   Other                              22      169
                                  ------   ------
                                  13,365    5,547
                                  ======   ======

     (C)  LONG-TERM NATURAL GAS SUPPLY COMMITMENTS

     The Group markets a portion of its natural gas production under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and the Group is obligated to deliver, minimum quantities of natural gas annually. The prices for the natural gas are based on those approved by the PRC State Development and Reform Commission at the time of deliveries.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     At December 31, 2005, future minimum delivery commitments under the contracts are as follows:

                       DECEMBER 31, 2005
                      QUANTITIES (BILLION
                         OF CUBIC FEET)
                      -------------------
2006                           451
2007                           583
2008                           639
2009                           704
2010                           583
2011 and thereafter          5,528
                             -----
                             8,488
                             =====

     (D) EXPLORATION AND PRODUCTION LICENSES

     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 534 (2004: RMB 444) for the year ended December 31, 2005.

     Estimated annual payments for the next five years are as follows:

       RMB
       ---
2006   681
2007   712
2008   712
2009   712
2010   850

38   MAJOR CUSTOMERS

     The Group's major customers are as follows:

                  2005                   2004
          --------------------   --------------------
                    % TO TOTAL             % TO TOTAL
          REVENUE     REVENUE    REVENUE     REVENUE
          -------   ----------   -------   ----------
            RMB          %         RMB          %
Sinopec    35,848        6%       36,977        9%
CNPC       19,823        4%       10,720        3%
           ------       --        ------       --
           55,671       10%       47,697       12%
           ======       ==        ======       ==

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

39   RELATED PARTY TRANSACTIONS

     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.

     The Group has extensive transactions with other members of the CNPC group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

     The term of the current Comprehensive Products and Services Agreement were amended during 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

     The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

     Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Building Leasing Agreement.

     In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years and balances arising from related party transactions at the end of the years indicated below:

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (A)  BANK DEPOSITS

                                                                 DECEMBER   DECEMBER
                                                          NOTE   31, 2005   31, 2004
                                                          ----   --------   --------
                                                                    RMB        RMB
Bank deposits balance at the end of the year
CP Finance                                                 (i)    24,356      1,827
State-controlled banks and other financial institutions           55,139     10,614
                                                                  ------     ------
                                                                  79,495     12,441
                                                                  ======     ======

                                                            YEAR ENDED DECEMBER 31
                                                          ----   --------   --------
                                                          NOTE     2005       2004
                                                          ----   --------   --------
                                                                    RMB        RMB
Interest income from bank deposits
CP Finance                                                 (i)        33        29
State-controlled banks and other financial institutions            1,582       132
                                                                   -----       ---
                                                                   1,615       161
                                                                   =====       ===

(i) CP Finance is a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China. The deposits yield interest at prevailing saving deposit rates.

     (B)  SALES OF GOODS AND SERVICES

                                     YEAR ENDED DECEMBER 31
                                     ----------------------
                                          2005      2004
                                        -------   -------
                                          RMB       RMB
Sales of goods
Associates
   - Crude Oil                              883     2,597
   - Refined Products                     9,766     6,397
   - Chemical Products                      308       153
Fellow subsidiaries (CNPC Group)
   - Crude Oil                              155       100
   - Refined Products                    12,364     5,720
   - Chemical Products                    4,805     2,927
   - Natural Gas                            820       737
   - Other                                  650       320
Other state-controlled enterprises
   - Crude Oil                           37,168    34,212
   - Refined Products                    86,505    61,138
   - Chemical Products                   18,275    14,155
   - Natural Gas                          8,127     5,093
                                        -------   -------
                                        179,826   133,549
                                        =======   =======

     Sales of goods to related parties are conducted at market prices.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

                                     YEAR ENDED DECEMBER 31
                                     ----------------------
                                           2005    2004
                                          -----   -----
                                           RMB     RMB
Sales of services
Fellow subsidiaries (CNPC Group)          1,029     916
Other state-controlled enterprises        3,592   3,047
                                          -----   -----
                                          4,621   3,963
                                          =====   =====

     Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.

     (C)  PURCHASES OF GOODS AND SERVICES

                                                        YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                      NOTES     2005      2004
                                                      -----   -------   -------
                                                                RMB       RMB
Purchases of goods                                     (i)
Associates                                                      4,220     2,185
Other state-controlled enterprises                             59,719    36,048
Purchases of services
Associates                                                         43        29
Fellow subsidiaries (CNPC Group)
- Fees paid for construction and technical services    (ii)
   - exploration and development services             (iii)    39,653    30,058
   - other construction and technical services         (iv)    25,010    18,673
- Fees for production services                         (v)     23,344    16,313
- Social services charges                              (vi)     2,153     1,289
- Ancillary services charges                          (vii)     2,345     1,717
- Commission expense and other charges                (viii)    1,612       884
Other state-controlled enterprises                     (ix)     6,390     4,752
                                                              -------   -------
                                                              164,489   111,948
                                                              =======   =======

     (i) Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

     (ii) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

     (iii)Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (iv) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

     (v) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

     (vi) These represent expenditures for social welfare and support services which are charged at cost.

     (vii)Ancillary services charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc.. at market prices.

     (viii)CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

     (ix) Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.

     (D)  PURCHASES OF ASSETS

                                     YEAR ENDED DECEMBER 31
                                     ----------------------
                                          2005     2004
                                         ------   -----
                                           RMB     RMB
Purchases of assets
Associates                                   11       9
Fellow subsidiaries (CNPC Group)          5,870   4,018
Other state-controlled enterprises        6,813   3,480
                                         ------   -----
                                         12,694   7,507
                                         ======   =====

     Purchases of assets principally represent the purchases of manufacturing equipments, office equipments, transportation equipments, etc. at market prices.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (E)  YEAR-END BALANCES ARISING FROM SALES/PURCHASES OF
          GOODS/SERVICES/ASSETS

                                                        DECEMBER 31,   DECEMBER 31,
                                                            2005           2004
                                                        ------------   ------------
                                                             RMB           RMB
Accounts receivable from related parties at the
   end of the year
Associates                                                     12            138
Fellow subsidiaries (CNPC Group)                              337            477
Other state-controlled enterprises                          1,796          3,470
                                                           ------         ------
                                                            2,145          4,085
Less: Impairment provision
   Associates                                                  --             --
   Fellow subsidiaries (CNPC Group)                          (246)          (399)
   Other state-controlled enterprises                        (924)        (1,451)
                                                           ------         ------
                                                           (1,170)        (1,850)
                                                           ------         ------
                                                              975          2,235
                                                           ======         ======
Prepayment and other receivables from related parties
   at the end of the year
Associates                                                  3,634          1,332
Parent (CNPC)                                                 103          3,385
Fellow subsidiaries (CNPC Group)                            7,430          3,573
Other state-controlled enterprises                          2,357          3,171
                                                           ------         ------
                                                           13,524         11,461
Less: Impairment provision
   Associates                                                (240)          (295)
   Fellow subsidiaries (CNPC Group)                           (70)           (20)
   Other state-controlled enterprises                        (330)          (365)
                                                           ------         ------
                                                             (640)          (680)
                                                           ------         ------
                                                           12,884         10,781
                                                           ======         ======
Accounts payable and accrued liabilities to related
   parties at the end of the year
Associates                                                  3,118            572
Parent (CNPC)                                               2,516          2,681
Fellow subsidiaries (CNPC Group)                           20,285         13,083
Other state-controlled enterprises                         15,163         17,555
                                                           ------         ------
                                                           41,082         33,891
                                                           ======         ======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

                                                                 YEAR ENDED DECEMBER 31
                                                                 ----------------------
                                                                       2005   2004
                                                                       ----   ----
                                                                        RMB    RMB
Impairment provision of accounts receivable from related
   parties charged to the profit and loss account
Associates                                                               --     --
Fellow subsidiaries (CNPC Group)                                         24     42
Other state-controlled enterprises                                      (62)   (36)
                                                                        ---    ---
                                                                        (38)     6
                                                                        ===    ===
Impairment provision of prepayment and other receivables
   from related parties charged to the profit and loss account
Associates                                                              (55)    49
Fellow subsidiaries (CNPC Group)                                         55     47
Other state-controlled enterprises                                      (35)    82
                                                                        ---    ---
                                                                        (35)   178
                                                                        ===    ===

     (F)  LEASES

                                                                   YEAR ENDED DECEMBER 31
                                                                   ----------------------
                                                           NOTES         2005    2004
                                                           -----        -----   -----
                                                                         RMB     RMB
Advance operating lease payments paid to related parties    (i)
Parent (CNPC)                                                             232     186
Other state-controlled enterprises                                         33      15
                                                                        -----   -----
                                                                          265     201
                                                                        =====   =====
Other operating lease payments paid to related parties
Parent (CNPC)                                               (ii)        2,192   2,106
Other state-controlled enterprises                                          5       5
                                                                        -----   -----
                                                                        2,197   2,111
                                                                        =====   =====

(i) Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii) Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Building Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

                                             DECEMBER 31, 2005   DECEMBER 31, 2004
                                             -----------------   -----------------
                                                    RMB                 RMB
Operating lease payable to related parties
Parent (CNPC)                                        2                   52
Other state-controlled enterprises                   1                   33
                                                   ---                  ---
                                                     3                   85
                                                   ===                  ===

     (G)  LOANS

                             YEAR ENDED DECEMBER 31
                             ----------------------
LOANS TO RELATED PARTIES          2005    2004
------------------------         -----   ------
                                  RMB      RMB
Loans to associates:
Beginning of the year              569    1,718
Loans advanced during year       1,392      235
Loans repayments received         (321)  (1,384)
Interest charged                    29       41
Interest received                  (29)    (41)
                                 -----      ---
End of the year                  1,640      569
                                 =====      ===

     Loans to associates are included in prepaid expenses and other current assets (see Note 23).

     The loans to related parties are mainly with interest rates ranging from 5.26% to 8.54% per annum as of December 31, 2005.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
LOANS FROM RELATED PARTIES                              NOTES        2005      2004
--------------------------                              -----      -------   -------
                                                                     RMB       RMB
Loans from CP Finance:                                   (i)
   Beginning of the year                                            29,932    29,575
   Loan received during year                                        10,187    12,003
   Loan repayments paid                                            (12,803)  (11,646)
   Interest charged                                                  1,297     1,234
   Interest paid                                                    (1,294)   (1,234)
                                                                   -------   -------
   End of the year                                                  27,319    29,932
                                                                   =======   =======

Loans from state-controlled banks and other financial    (ii)
 institutions:
   Beginning of the year                                            36,562    38,341
   Loan received during year                                        24,715    24,990
   Loan repayments paid                                            (30,105)  (26,739)
   Interest charged                                                  1,670     1,847
   Interest paid                                                    (1,664)   (1,877)
                                                                   -------   -------
   End of the year                                                  31,178    36,562
                                                                   =======   =======

Loans from other related parties:                       (iii)
   Beginning of the year                                                16        13
   Loan received during year                                            51         5
   Loan repayments paid                                                 (5)       (2)
   Interest charged                                                      1        --
   Interest paid                                                        (1)       --
                                                                   -------   -------
   End of the year                                                      62        16
                                                                   =======   =======

(i) The loans from CP Finance are mainly with interest rates ranging from 4.45% to 5.70% per annum as of December 31, 2005, with maturities through 2032;

(ii) The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from free to 8.66% per annum as of December 31, 2005, with maturities through 2038;

(iii)The loans from other related parties are mainly with interest rates ranging from free to 6.32% per annum as of December 31, 2005, with no fixed repayment term.

     The secured loans from related parties amounts RMB 54 at December 31, 2005 (December 31, 2004: RMB 39).

     The guaranteed loans amounts RMB 674 at December 31, 2005 (December 31, 2004: RMB 756). All these guaranteed loans are from non-related parties, long-term and guaranteed by CNPC.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     (H)  KEY MANAGEMENT COMPENSATION

                                           YEAR ENDED DECEMBER 31
                                           ----------------------
                                                2005      2004
                                              -------   -------
                                              RMB'000   RMB'000
Fee for key management personnel
- Directors and supervisors                       897       120
Salaries, allowances and other benefits
- Directors and supervisors                     4,031     2,012
- Other key management                          2,207     1,330
Pension costs-defined contribution plans
- Directors and supervisors                        57        43
- Other key management                             37        31
                                              -------   -------
                                                7,229     3,536
                                              =======   =======

     As at December 31, 2005, none of the key management personnel has exercised the stock appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 177 (December 31, 2004: RMB
103) at December 31, 2005.

     (I)  CONTINGENT LIABILITIES

     The Group has disclosed in Note 36 in respect of the contingent liabilities arising from the guarantees made for related parties.

     (J)  COLLATERAL FOR BORROWINGS

     The Group pledged time deposits with maturities over one year as collateral with Citibank, N.A, Singapore Branch for the borrowings of subsidiaries and associates. As at December 31, 2005, the balance of these time deposits amounted to RMB 3,428 (December 31, 2004: RMB 3,744), including RMB 968 (December 31, 2004: RMB 1,738) for the borrowings of subsidiaries and RMB 2,460 (December 31, 2004: RMB 2,006) for the borrowings of associates.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

40   SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

     The accounting policies of the operating segments are the same as those described in Note 3 - "Summary of Principal Accounting Policies".

     Operating segment information for the years ended December 31, 2004 and 2005 is presented below:

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     PRIMARY REPORTING FORMAT -BUSINESS SEGMENTS

                                EXPLORATION    REFINING   CHEMICALS    NATURAL
YEAR ENDED                          AND          AND         AND       GAS AND
DECEMBER 31, 2004                PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
-----------------               -----------   ---------   ---------   --------   -------   ---------
                                    RMB          RMB         RMB         RMB       RMB        RMB
Turnover (including
   intersegment)                  233,948      296,427     57,179      18,255         --     605,809
Less: Intersegment sales         (180,129)     (21,862)    (2,679)     (3,785)        --    (208,455)
                                 --------      -------     ------      ------    -------   ---------
Turnover from external
   customers                       53,819      274,565     54,500      14,470         --     397,354
                                 ========      =======     ======      ======    =======   =========
Depreciation, depletion and
   amortisation                   (30,915)      (8,957)    (5,741)     (2,645)      (104)    (48,362)
Segment result                    138,129       28,445     11,025       2,475       (518)    179,556
Other costs                        (7,916)     (16,554)    (3,370)         60       (638)    (28,418)
                                 --------      -------     ------      ------    -------   ---------
Profit/(loss) from operations     130,213       11,891      7,655       2,535     (1,156)    151,138
                                 --------      -------     ------      ------    -------   ---------
Finance costs                                                                                 (1,515)
Share of profit of
   associates                         225           75        211          16      1,094       1,621
                                                                                           ---------
Profit before taxation                                                                       151,244
Taxation                                                                                     (43,598)
                                                                                           ---------
Profit for the year                                                                          107,646
                                                                                           =========
Interest income (including
   intersegment)                    2,598          895        205          27      4,723       8,448
Less: Intersegment
   interest income                                                                            (7,075)
                                                                                           ---------
Interest income from
   external entities                                                                           1,373
                                                                                           =========
Interest expense (including
   intersegment)                   (3,096)      (1,777)      (502)       (693)    (3,903)     (9,971)
Less: Intersegment
   interest expense                                                                            7,075
                                                                                           ---------
Interest expense to external
   entities                                                                                   (2,896)
                                                                                           =========
Segment assets                    364,477      142,480     55,568      61,631    507,164   1,131,320
Elimination of intersegment
   balances                                                                                 (502,771)
Investments in associates           3,352        2,862        280         192      3,212       9,898
                                                                                           ---------
Total assets                                                                                 638,447
                                                                                           =========
Segment capital
   expenditure - for
   property, plant and
   equipment                       62,868       17,684      4,319      13,901        174      98,946
Segment liabilities               109,602       75,664     18,484      35,385     99,711     338,846
Other liabilities                                                                             39,440
Elimination of
   intersegment balances                                                                    (182,811)
                                                                                           ---------
Total liabilities                                                                            195,475
                                                                                           =========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)

     PRIMARY REPORTING FORMAT -BUSINESS SEGMENTS (CONTINUED)

                                       EXPLORATION    REFINING   CHEMICALS    NATURAL
YEAR ENDED                                 AND          AND         AND       GAS AND
DECEMBER 31, 2005                       PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
-----------------                      -----------   ---------   ---------   --------   -------   ---------
                                           RMB          RMB         RMB         RMB       RMB        RMB
Turnover (including intersegment)        337,208      428,494     73,978      26,214         --     865,894
Less: Intersegment sales                (270,943)     (33,019)    (4,754)     (4,949)        --    (313,665)
                                        --------      -------     ------      ------    -------   ---------
Turnover from external customers          66,265      395,475     69,224      21,265         --     552,229
                                        ========      =======     ======      ======    =======   =========
Depreciation, depletion and
   amortisation                          (30,896)      (8,964)    (6,869)     (4,478)       (98)    (51,305)
Segment result                           220,452        2,116      6,896       3,639     (1,357)    231,746
Other costs                              (12,372)     (21,926)    (3,620)       (456)    (1,201)    (39,575)
                                        --------      -------     ------      ------    -------   ---------
Profit/(loss)  from operations           208,080      (19,810)     3,276       3,183     (2,558)    192,171
                                        --------      -------     ------      ------    -------   ---------
Finance costs                                                                                          (750)
Share of profit of associates              1,851          165         15          --        370       2,401
                                                                                                  ---------
Profit before taxation                                                                              193,822
                                                                                                  ---------
Taxation                                                                                            (54,180)
                                                                                                  ---------
Profit for the year                                                                                 139,642
                                                                                                  =========
Interest income (including
   intersegment)                           3,912          998        387         100      5,763      11,160
Less: Intersegment  interest
   income                                                                                            (9,236)
                                                                                                  ---------
Interest income from external
   entities                                                                                           1,924
                                                                                                  =========
Interest expense (including
   intersegment)                          (3,631)      (2,659)      (636)     (1,105)    (3,967)    (11,998)
Less: Intersegment  interest
   expense                                                                                            9,236
                                                                                                  ---------
Interest expense to external
   entities                                                                                          (2,762)
                                                                                                  =========
Segment assets                           460,814      207,724     76,439      69,232    631,696   1,445,905
Elimination of intersegment
   balances                                                                                        (680,216)
Investments in  associates                 5,470        4,531        250          --      2,127      12,378
                                                                                                  ---------
Total assets                                                                                        778,067
                                                                                                  =========
Segment capital expenditure -
   for property, plant and equipment      83,214       16,454     13,569      11,137        427     124,801
Segment liabilities                      146,616       97,918     30,559      40,847    161,753     477,693
Other liabilities                                                                                    47,731
Elimination of intersegment
   balances                                                                                        (291,024)
                                                                                                  ---------
Total liabilities                                                                                   234,400
                                                                                                  =========

                           PETROCHINA COMPANY LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Amounts in millions except per share data or unless otherwise stated)

Note (a) - Intersegment sales are conducted principally at market price.

Note (b) - Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other net expense.

Note (c) - Segment results for the years ended December 31, 2004 and 2005 included impairment provision for property, plant and equipment (Note 15) and shut down of manufacturing assets (Note 8).

Note (d) - Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) - Elimination of intersegment balances represents elimination of intersegment current accounts and investments.


     SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                                                  CAPITAL
                                          TURNOVER          TOTAL ASSETS        EXPENDITURE
                                     -----------------   -----------------   ----------------
YEAR ENDED DECEMBER 31                 2005      2004      2005      2004      2005      2004
----------------------               -------   -------   -------   -------   -------   ------
                                       RMB       RMB       RMB       RMB       RMB       RMB
PRC                                  531,520   384,717   717,934   607,566   119,505   94,452
Other (Exploration and Production)    20,709    12,637    60,133    30,881     5,296    4,494
                                     -------   -------   -------   -------   -------   ------
                                     552,229   397,354   778,067   638,447   124,801   98,946
                                     =======   =======   =======   =======   =======   ======

41   SUBSEQUENT EVENT

     As described in Note 18, the Company offered to acquire all the outstanding A shares and H shares (including ADS) of JCIC. Subsequent to the end of the respective offering periods in February 2006, the Company paid total cash consideration of RMB 3,372 and acquired from tendering minority shareholders 908,113,053 H shares (including ADS) and 157,700,200 A shares of JCIC, representing totally 29.93% of the total issued share capital. As approved by the related authorities, JCIC ceased its listing on The Stock Exchange of Hong Kong Limited, New York Stock Exchange and Shenzhen Stock Exchange on January 23, 2006, February 15, 2006 and February 20, 2006 respectively.

42   APPROVAL OF FINANCIAL STATEMENTS

     The financial statements were approved by the board of directors on March 20, 2006 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 26, 2006.

                           PETROCHINA COMPANY LIMITED
       SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
                             ACTIVITIES (UNANDITED)
   (Amounts in millions except for per share data or unless otherwise stated)

RESULTS OF OPERATIONS

                                                                               YEAR ENDED
                                                                              DECEMBER 31
                                                                          -------------------
                                                                            2005       2004
                                                                          --------   --------
                                                                             RMB        RMB
Sales and other operating revenues
   Sales to third parties                                                   66,265     53,819
      Intersegment sales                                                   261,558    176,894
                                                                          --------   --------
                                                                           327,823    230,713
Production costs excluding taxes                                           (41,713)   (34,821)
Exploration expenses                                                       (15,566)   (12,090)
Depreciation, depletion and amortisation                                   (25,819)   (26,287)
Taxes other than income taxes                                              (10,239)    (7,712)
                                                                          --------   --------
Accretion expense                                                              (60)       (54)
                                                                          --------   --------
Profit before taxation                                                     234,426    149,749
Taxation                                                                   (64,816)   (42,089)
                                                                          --------   --------
Results of operations from producing activities                            169,610    107,660
                                                                          ========   ========
Profit from associates' results of operations from producing activities      1,878        767
                                                                          ========   ========

     CAPITALISED COSTS

                                                       DECEMBER 31, 2005   DECEMBER 31, 2004
                                                       -----------------   -----------------
                                                              RMB                 RMB
Property costs                                                   --                 --
Producing assets                                            359,539             303,784
Support facilities                                          138,093             124,793
Construction-in-progress                                     19,394              15,856
                                                           --------            --------
Total capitalised costs                                     517,026             444,433
Accumulated depreciation, depletion and amortisation       (203,416)           (180,926)
                                                           --------            --------
Net capitalised costs                                       313,610             263,507
                                                           ========            ========
Share of associates' net capitalised costs                    1,996               1,632
                                                           ========            ========

                           PETROCHINA COMPANY LIMITED
       SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
                             ACTIVITIES (UNAUDITED)
     (Amounts in millions except per share data or unless otherwise stated)

     COSTS INCURRED IN PROPERTY ACQUISITIONS, EXPLORATION AND DEVELOPMENT ACTIVITIES

                                                  YEAR ENDED
                                                 DECEMBER 31
                                               ---------------
                                                2005     2004
                                               ------   ------
                                                 RMB      RMB
Property acquisition costs                         --       --
Exploration costs                              25,335   18,338
Development costs                              72,551   47,508
                                               ------   ------
Total                                          97,886   65,846
                                               ======   ======
Share of associates' costs of property
   acquisition, exploration, and development    2,394    1,143
                                               ======   ======

     PROVED RESERVE ESTIMATES

     Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir's producing life.

     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

                           PETROCHINA COMPANY LIMITED
       SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
                             ACTIVITIES (UNAUDITED)
     (Amounts in millions except per share data or unless otherwise stated)

     Proved reserve estimates as of December 31, 2004 and 2005 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company's reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

     Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

                                               CRUDE OIL AND
                                                 CONDENSATE               NATURAL GAS
                                           ---------------------   ------------------------
                                           (MILLIONS OF BARRELS)   (BILLIONS OF CUBIC FEET)
Proved developed and undeveloped
Reserves at January 1, 2004                       11,495                    41,787
   Changes resulting from:
      Revisions of previous estimates                141                        83
      Improved recovery                              109                        43
      Extensions and discoveries                     573                     4,405
      Production                                    (817)                   (1,069)
                                                  ------                    ------
Reserves at December 31, 2004                     11,501                    45,249
   Changes resulting from:
      Revisions of previous estimates                157                       213
      Improved recovery                              101                        --
      Extensions and discoveries                     606                     4,005
      Production                                    (829)                   (1,344)
                                                  ------                    ------
Reserves at December 31, 2005                     11,536                    48,123
                                                  ======                    ======
Proved developed reserves at:
      December 31, 2004                            9,068                    17,255
      December 31, 2005                            9,195                    19,858
Proportional interest in proved reserves
   of associates
      December 31, 2004                              439                       100
      December 31, 2005                              426                       102

     At December 31, 2005, 10,935 million barrels of crude oil and condensate and 47,323.3 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 601 million barrels of crude oil and condensate and 799.8 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.

                           PETROCHINA COMPANY LIMITED
       SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
                             ACTIVITIES (UNAUDITED)
     (Amounts in millions except per share data or unless otherwise stated)

     STANDARDISED MEASURE

     The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users' ability to project future cash flows.

     The standardised measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the two years in the period ended December 31, 2004 and 2005 is as follows (in millions of RMB):

At December 31, 2004
Future cash inflows                                         4,046,151
Future production costs                                      (912,881)
Future development costs                                     (106,332)
Future income tax expense                                    (934,068)
                                                           ----------
Future net cash flows                                       2,092,870
Discount at 10% for estimated timing of cash flows         (1,092,412)
                                                           ----------
Standardised measure of discounted future net cash flows    1,000,458
                                                           ==========
At December 31, 2005
Future cash inflows                                         5,337,329
Future production costs                                    (1,043,358)
Future development costs                                     (156,575)
Future income tax expense                                  (1,279,133)
                                                           ----------
Future net cash flows                                       2,858,263
Discount at 10% for estimated timing of cash flows         (1,472,069)
                                                           ----------
Standardised measure of discounted future net cash flows    1,386,194
                                                           ==========
Share of associates' standardised measure of discounted
   future net cash flows
   At December 31, 2004                                        10,851
   At December 31, 2005                                        15,288

     Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

                           PETROCHINA COMPANY LIMITED
       SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
                             ACTIVITIES (UNAUDITED)
     (Amounts in millions except per share data or unless otherwise stated)

     Changes in the standardised measure of discounted net cash flows for the Group for each of the two years ended December 31, 2004 and 2005 are as follows:

                                                                          YEAR ENDED DECEMBER 31
                                                                          ----------------------
                                                                              2005        2004
                                                                           ---------   ---------
                                                                              RMB         RMB
CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
   Beginning of year                                                       1,000,458     715,114
   Sales and transfers of oil and gas produced, net of production costs     (274,921)   (187,020)
   Net changes in prices and production costs and other                      523,089     366,417
   Extensions, discoveries and improved recovery                             157,343     119,790
   Development costs incurred                                                (11,282)     14,829
   Revisions of previous quantity estimates                                   21,678      13,420
   Accretion of discount                                                     144,709     101,787
   Net change in income taxes                                               (174,880)   (143,879)
                                                                           ---------   ---------
   End of year                                                             1,386,194   1,000,458
                                                                           =========   =========

                           PETROCHINA COMPANY LIMITED
             SIGNIFICANTDIFFERENCESBETWEENIFRSANDUSGAAP (UNANDITED)
   (Amounts in millions except for per share data or unless otherwise stated)

                SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated financial statements of the Group appearing on pages 87 to 152 have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on income of significant differences between IFRS and US GAAP is as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                            ----------------------
                                                                                 2005      2004
                                                                               -------   -------
                                                                                 RMB       RMB
Profit for the year under IFRS                                                 139,642   107,646
US GAAP adjustments:
   Depreciation charges on property, plant and equipment revaluation gain        6,528     8,170
   Depreciation charges on property, plant and equipment revaluation loss         (149)     (830)
   Loss on disposal of revalued property, plant and equipment                      432       523
   Income tax effect                                                            (2,248)   (2,595)
   Minority interests                                                           (6,340)   (3,863)
                                                                               -------   -------
Net income under US GAAP                                                       137,865   109,051
                                                                               =======   =======
Basic and diluted net income per share under US GAAP (RMB)                        0.78      0.62
                                                                               =======   =======

     Effect on equity of significant differences between IFRS and US GAAP is as follows:

                                                                   DECEMBER 31, 2005   DECEMBER 31, 2004
                                                                   -----------------   -----------------
                                                                          RMB                 RMB
Equity under IFRS                                                       543,667              442,972
US GAAP adjustments:
   Reversal of property, plant and equipment revaluation gain           (80,555)             (80,555)
   Depreciation charges on property, plant and equipment
      revaluation gain                                                   51,971               45,443
   Reversal of property, plant and equipment revaluation loss             1,513                1,513
   Depreciation charges on property, plant and equipment
      revaluation loss                                                   (1,459)              (1,310)
   Loss on disposal of revalued property, plant and equipment             1,746                1,314
   Deferred tax assets on revaluation                                     8,843               11,091
   Minority interests                                                   (28,034)             (14,895)
   Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder
      of the Company                                                     (2,553)              (2,553)
   Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by
      the state shareholder of the Company                                2,553                2,553
                                                                        =======              =======
   Purchase from minority interests of listed subsidiaries (Note
      18 to the consolidated financial statements)                        1,438                   --
                                                                        -------              -------
Shareholders' equity under US GAAP                                      499,130              405,573
                                                                        =======              =======

                           PETROCHINA COMPANY LIMITED
             SIGNIFICANTDIFFERENCESBETWEENIFRSANDUSGAAP (UNANDITED)
   (Amounts in millions except for per share data or unless otherwise stated)

     Changes in shareholders' equity under US GAAP for each of the years ended December 31, 2005 and 2004 are as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                            ----------------------
                                                                                 2005      2004
                                                                               -------   -------
                                                                                 RMB       RMB
Balance at beginning of year                                                   405,573   330,520
Net income for the year                                                        137,865   109,051
Final dividend for year 2003                                                        --   (13,947)
Interim dividend for year 2004                                                      --   (20,381)
Final dividend for year 2004                                                   (25,936)       --
Interim dividend for year 2005                                                 (27,731)       --
Payment to CNPC for acquisition of refinery and petrochemical businesses
   (Note 2 to the consolidated financial statements)                                (9)       --
Issue of shares (Note 29 and 30 to the consolidated financial statements)       19,692        --
Capital contribution to Zhong You Kan Tan Kai Fa Company Limited (Note 2
   to the consolidated financial statements)                                   (10,056)       --
Currency translation differences                                                  (268)      330
                                                                               -------   -------
Balance at end of year                                                         499,130   405,573
                                                                               =======   =======

     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

     (A) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

     As described in Note 15 to the consolidated financial statements on pages 110 to 115, the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

     The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2005 to December 31, 2005 was RMB 6,528, and from January 1, 2004 to December 31, 2004 was RMB 8,170.

                           PETROCHINA COMPANY LIMITED
              SIGNIFICANTDIFFERENCESBETWEENIFRSANDUSGAAP(UNANDITED)
   (Amounts in millions except for per share data or unless otherwise stated)

     The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2005 to December 31, 2005 was RMB 149, and from January 1, 2004 to December 31, 2004 was RMB 830.

     The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2005 to December 31, 2005 was RMB 432, and from January 1, 2004 to December 31, 2004 was RMB 523.

     For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

     (B) ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

     The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

     The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

     Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2004 and 2005.


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

                           PETROCHINA COMPANY LIMITED
              SIGNIFICANTDIFFERENCESBETWEENIFRSANDUSGAAP(UNANDITED)
   (Amounts in millions except for per share data or unless otherwise stated)

     (C) MINORITY INTEREST

     In accordance with the revised IAS 1 and IAS 27, minority interest becomes part of the profit for the year and total equity of the Group, whereas under US GAAP, it is respectively excluded from the net income and shareholders' equity of the Group. In addition, the reconciling item also includes the impact of minority interest's share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries, to net income and shareholders' equity under US GAAP.

     (D) PURCHASE FROM MINORITY INTERESTS OF LISTED SUBSIDIARIES

     As described in note 18 to the consolidated financial statements on pages 117 to 118, the Company acquired certain outstanding A shares from the minority interests of Jinzhou Petrochemical Company Limited ("JPCL") and Liaohe Jinma Oilfield Company Limited ("LJOCL"). Under IFRS, the Company applies a policy of treating transactions with minority interests as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL and LJOCL additionally acquired by the company from minority interests were recorded by the Company at cost. The difference between the company's purchase cost and the book value of the interests in JPCL and LJOCL acquired by the Company from minority interests was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interests acquired and identified intangible assets was recorded as goodwill.

     (E) RECENT US ACCOUNTING PRONOUNCEMENTS

     In December 2004, the FASB revised FAS No. 123 (FAS 123R). FAS 123R, "Share-Based Payment", requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123R is effective for interim periods beginning after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123R. The Group does not expect the adoption of FAS 123R to have a material impact on the Group's financial position or operational results.

     On November 24, 2004, the FASB issued Statement No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group's financial position or results of operation.

                           PETROCHINA COMPANY LIMITED
              SIGNIFICANTDIFFERENCESBETWEENIFRSANDUSGAAP(UNANDITED)
   (Amounts in millions except for per share data or unless otherwise stated)

     On December 15, 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group's financial position or results of operation.

     In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement" (FIN 47), an Interpretation of FASB Statement No.143. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group's financial position or operational results.

     On March 29, 2005, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107). This bulletin provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of FAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS 123R, the modification of employee share options prior to adoption of FAS 123R and disclosures in Management's Discussion and Analysis ("MD&A") subsequent to adoption of FAS 123R. SAB 107 will be effective when a registrant adopts FAS 123R. The Group does not expect the adoption of SAB 107 to have a material impact on the Group's financial position or operational results.

                           PETROCHINA COMPANY LIMITED
              SIGNIFICANTDIFFERENCESBETWEENIFRSANDUSGAAP(UNANDITED)
   (Amounts in millions except for per share data or unless otherwise stated)

     In April 2005, the FASB issued Staff Position No. FAS 19-1, "Accounting for Suspended Well Costs". The FASB staff believes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. The Board replaces paragraphs 31 to 34 of Statement 19 and requires certain disclosures in the notes to the annual financial statements to provide information for users of financial statements about management's application of judgment in its evaluation of a project's capitalized exploratory well costs. The disclosure required by this FSP should be made in reporting periods beginning after April 4, 2005. The Group has made disclosures which meet the disclosure requirement of this FSP in its consolidated financial statements.

     In May 2005, the FASB issued Statement No.154, "Accounting changes and Error Corrections" (FAS 154), which replaces APB Opinions No. 20, "Accounting Changes", and FASB Statement No.3, "Reporting Accounting changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. FAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not expect the adoption of FAS 154 to have a material impact on the Group's financial position or operational results.

                              CORPORATE INFORMATION

BOARD OF DIRECTORS
   Chairman:                              Chen Geng
   Vice Chairman:                         Jiang Jiemin
   Executive Directors:                   Su Shulin               Duan Wende
   Non-executive Directors:               Zheng Hu                Zhou Jiping
                                          Wang Yilin              Zeng Yukang
                                          Gong Huazhang           Jiang Fan
   Independent Non-executive Directors:   Chee-Chen Tung          Liu Hongru
                                          Franco Bernabe
   Secretary to the Board of Directors:   Li Huaiqi

SUPERVISORY COMMITTEE
   Chairman:                              Wang Fucheng
   Supervisors:                           Wen Qingshan            Sun Xianfeng
                                          Xu Fengli               Qin Gang
   Independent Supervisors:               Li Yongwu               Wu Zhipan

SENIOR MANAGEMENT
                                          Wang Guoliang           Liao Yongyuan
                                          Jia Chengzao            Hu Wenrui

AUTHORISED REPRESENTATIVES
                                          Su Shulin               Li Huaiqi

COMPANY'S WEBSITE
                                          www.petrochina.com.cn


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

AUDITORS

   International Auditors
   PricewaterhouseCoopers
   Certified Public Accountants, Hong Kong
   22nd Floor
   Prince's Building
   Central
   Hong Kong
   Domestic Auditors
   PricewaterhouseCoopers Zhong Tian CPAs Company Limited
   Certified Public Accountants, PRC
   11th Floor PricewaterhouseCoopers Center
   202 Hu Bin Road
   Shanghai 200021
   PRC

LEGAL ADVISERS TO THE COMPANY

   as to Hong Kong law:            as to United States law:
   Clifford Chance                 Shearman & Sterling
   29th Floor                      12th Floor Gloucester Tower
   Jardine House                   The Landmark
   1 Connaught Place               11 Pedder Street
   Central                         Central
   Hong Kong                       Hong Kong
   as to PRC law:
   King and Wood
   Level 31 Block A Jianwai Soho
   39 Dong San Huan Zhong Lu
   Beijing 100022

LEGAL ADDRESS
   World Tower 16 Andelu
   Dongcheng District
   Beijing 100011
   PRC

HONG KONG REPRESENTATIVE OFFICE
   Unit 3606
   Tower 2 Lippo Centre
   89 Queensway
   Hong Kong

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE
   Hong Kong Registrars Limited
   46/F Hopewell Centre
   183 Queen's Road East
   Hong Kong

PRINCIPAL BANKERS
   Industrial and Commercial Bank of China      Bank of China
   55 Fuxingmennei Avenue (Head Office)         1 Fuxingmennei Avenue
   Xicheng District                             Xicheng District
   Beijing, PRC                                 Beijing, PRC
   China Construction Bank                      China Development Bank
   25 Finance Street                            29 Fuchengmenwai Avenue
   Xicheng District                             Xicheng District
   Beijing, PRC                                 Beijing, PRC
   Bank of Communications                       CITIC Industrial Bank
   Tongtai Mansion, 33 Finance Street           A27 Finance Street
   Xicheng District                             Xicheng District
   Beijing, PRC                                 Beijing, PRC

   Agricultural Bank of China, Head Office
   No.23A, Fuxing Road
   Haidian District
   Beijing, PRC

DEPOSITORY
   The Bank of New York
   P.O. Box 11258
   Church Street Station
   New York
   NY 10286-1258

PLACES OF LISTING
   H shares:   The Stock Exchange of Hong Kong Limited
               Code: 857
   ADS:        The New York Stock Exchange, Inc.
               Symbol: PTR
PUBLICATIONS

     As required by the United States Securities Law, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission on or before June 30, 2006. The annual report on Form 20-F contains a detailed description of the Company's businesses, operation results and financial conditions. Copies of the annual report and the Form 20-F submitted to the United States Securities and Exchange Commission will be made available at the following addresses:

   PRC PetroChina Company Limited
       16 Andelu
       Dongcheng District
       Beijing 100011
       PRC
       Tel: (8610) 8488 6270
       Fax: (8610) 8488 6260


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

   Hong Kong   PetroChina Company Limited
               Unit 3606
               Tower 2 Lippo Centre
               89 Queensway
               Hong Kong
               Tel: (852) 2899 2010
               Fax: (852) 2899 2390

   USA         The Bank of New York
               P.O. Box 11258
               Church Street Station
               New York, NY 10286 - 1258
               USA
               Calling from within the US (toll-free): 1-888-BNY-ADRs International call: 212-815-3700
               E-mail: shareowners@bankofny.com
               Website: http://www.stoc kbny.com

     Shareholders may also browse or download the annual report of the Company and the Form-20 filed with the United States Securities and Exchange Commission from the official website of the Company at www.petrochina.com.cn.

INVESTMENT INFORMATION FOR REFERENCE

     Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

     The following documents are made available for inspection at the headquarters of the Company in Beijing:

     1. The original of the annual report for 2005 signed by the Chairman of the Board;

     2. The financial statements under the hand and seal of the Legal Representative, the Chief Accountant and the Person in Charge of the Accounting Department of the Company;

     3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants; and

     4. Copies of all Chinese and English announcements of the Company published in Hong Kong newspapers during the period of the annual report.

     5. The Articles of Association of the Company.

                              MAJOR EVENTS IN 2005

FEBRUARY

     - On February 17, in Asiamoney's Best Managed Companies and Corporate Governance Poll, the Company was awarded the "Overall Best-Managed Large Cap Company in 2004" and "Overall Most Improved Company for Best Management Practices in 2004" in the PRC. Li Huaiqi, the Secretary of the Company's Board of Directors, accepted the awards from Asiamoney on behalf of the Company.

MARCH

     - On March 16, the Company held the ninth meeting of the Second Term of the Board of Directors in Beijing, during which the following resolutions were passed: resolution on the Company's Financial Statements for the year 2004 (including the publication of annual results for the year ended December 31, 2004); resolution on the draft profit distribution plan for the year 2004; resolution on the Company's annual report for the year 2004 (for publication in Hong
          Kong); resolution on the President's Work Report for the year 2004; resolution on the report on the Assessment of the Completion of Performance Targets by the President's Work Team and the formulation of performance contract for the year 2005; resolution on the proposal on requesting the shareholders' general meeting to authorize the Board of Directors to determine the distribution of the Company's interim dividend for 2005; resolution on the proposal on requesting the shareholders' general meeting to approve the amendment of the Company's Articles of Association; resolution on the amendment of the Work Manual for the Board of Directors; resolution on the projects for the acquisition of the refinery and petrochemical business and reorganization of Daiyuan and Qingyang; resolution on the proposal on requesting the shareholders' general meeting to authorize the Board of Directors to issue new shares of the Company; and resolution on the convening of the annual general meeting for the year 2004.

     - On March 28, the Company entered into an Acquisition Agreement with CNPC pursuant to which the Company acquired the refinery and petrochemical businesses of Dayuan and Qingyang, both of which are wholly-owned subsidiaries of CNPC for a cash consideration of RMB9 million.

APRIL

     - On April 15, Finance Asia published its fifth poll results on the "Annual Best Asian Companies". In the Asian industries category, the Company was awarded the "Best Company in the Asian Oil

          Industry". In the competition by region and country, the Company was awarded the first place of the "Best Managed Companies in China" and the "Best Company in Guaranteeing Dividend Payments".

     - On April 18, Forbes published its latest ranking of the "Forbes 2000 World's Leading Companies". 88 companies in China ranked among these 2000 leading companies. The Company ranked first amongst the companies in China and ranked 57 worldwide. Sinopec ranked 94 worldwide. These are the only two companies in China which were amongst the top 100 companies worldwide.

MAY

     - On May 26, the Company held its annual general meeting for the year 2004 in Beijing. The following resolutions were passed in the meeting: approval of the Report of the Board of Directors for the year 2004; approval of the Report of the Supervisory Committee for the year 2004; approval of the Financial Statements for the year 2004; approval of the profit distribution plan for the year 2004; approval of the proposal to authorize the Board of Directors to determine the distribution of the Company's interim dividend for 2005; approval of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers as domestic auditors and international auditors of the Company respectively and authorizing the Board of Directors to determine the remuneration for the auditors; approval of the proposal to amend the Company's Articles of Association; and approval of the proposal to authorize the Board of Directors to issue shares of the Company.

JUNE

     - On June 8, the Company held the tenth meeting of the Second Term of the Board of Directors in Beijing. The following resolutions were passed in the meeting: resolution on the acquisition of additional interest in Newco; resolution on the transfer of shares in PTRI by the Company to Newco; resolution on the establishment of an independent directors' committee and the appointment of an independent financial adviser by the Company in connection with the acquisition of additional interest in Newco by the Company and the selling of assets in Indonesia to Newco by the Company; resolution on the new continuing connected transactions under the Supplemental Agreement to the Comprehensive Products and Services Agreement and the caps for continuing connected transactions in 2005; resolution on requesting the shareholders' general meeting to authorise the Board of Directors to handle matters pertaining to the acquisition of additional interest in Newco and the transfer of interest in PTRI to Newco; resolution on the convening of the first extraordinary general meeting of the shareholders; resolution on the preparation of explanation on the Organization and Working Rules for the Audit Committee; resolution on the establishment of an independent directors' committee and the appointment of an independent financial adviser in connection with the approval of cap in respect of continuing connected transactions for 2006 to 2008.

     - On June 10, the Company announced that it will acquire the relevant overseas assets of CNPC, its parent company, for a consideration of RMB20,741 million for the purposes of achieving a speedy establishment of sizeable overseas businesses, expanding the room for growth of overseas oil and gas resources, creating a potential for the continuous growth of overseas oil and gas resources for the Company and improving the value of the Company. Pursuant to the Acquisition Agreement, the Company will inject capital into Newco by way of cash which would result in the acquisition of 50% of the latter's interest. Upon completion of the acquisition, the Company will correspondingly own oil and gas assets of Newco in ten countries, including Kazakhstan, Venezuela, Algeria, Peru, Aman, Azabaijan, Canada, Ecuador, Niger and Chad. At the same time, in order to consolidate the existing overseas businesses of the Company and to achieve synergy with the overseas assets to be acquired by the Company, the Company will transfer PTRI, a wholly-owned subsidiary of the Company, to Newco. PTRI mainly engages in the exploration and production of oil and gas in Indonesia. Newco will pay RMB579 million to the Company as consideration for the purchase of all the issued share capital of PTRI. Upon the transfer, PTRI will become a wholly-owned subsidiary of Newco.

     - On June 21, the Company convened the first extraordinary Board meeting. The resolution on the approval and authorisation of the Secretary of the Board of Directors to sign the 20-F Annual Report for the year 2004 was passed by circulation.

JULY

     - On July 18, the Company convened the second extraordinary Board meeting. The resolution on the integration of the polymer businesses of Petrochina Daqing Refinery and Petrochemical Branch and Daqing Petroleum Administration Bureau was passed by circulation.

AUGUST

     - On August 1, approximately 1,000 petrol stations of the Company in Beijing, Tianjin, Shanghai, Shenyang, Changchun, Jinan, Guangzhou, Chengdu, Xian, Urumqi, Chongqing and Suzhou began to accept payment by credit cards. At the same time, the Peony-Petrochina Card, launched by the Company in co-operation with the Industrial and Commercial Bank of China, was formally issued in these cities.

     - On August 16, the Company convened the first extraordinary general meeting of shareholders in Beijing. The following resolutions were passed in the meeting: approval of the acquisition of additional interest in Newco by the Company; approval of the transfer of shares in PTRI by the Company to Newco; approval of the new continuing connected transaction under the Supplement Agreement to the Comprehensive Products and Services Agreement and the caps for the continuing connected transactions in 2005; approval of the proposal to request the general meeting of shareholders to authorise the Board of Directors to handle the matters pertaining to the acquisition of additional interest in Newco and the transfer of shares in PTRI to Newco and the revised caps for continuing connected transactions.

     - On August 21, the Company convened the third extraordinary Board meeting. The resolution on the Company's application for issue and listing of additional shares outside China for investment by foreign investors and authorizing the special committees of the Board of Directors to handle related matters was passed by circulation.

     - On August 24, the Company convened the eleventh meeting of the Second Term of the Board of Directors. The following resolutions were passed in the meeting: resolution on the Interim Financial Statements for the year 2005 (including the interim results for the six months ended June 30, 2005); resolution on the plan for distribution of interim dividends of the Company for the year 2005; resolution on the adjustment of the investment plan of the Company for the year 2005; resolution on the making of an application to the HKSE for new continuing connected transactions and new caps; and resolution on the convening of the second extraordinary general meeting of shareholders.

SEPTEMBER

     - On September 15, the Company placed 3,516,482,000 H shares of RMB1.00 each in the share capital of the Company, of which 287,712,182 shares were placed to the Social Security Fund, and 31,968,000 H shares were sold by the Social Security Fund pursuant to the exercise in full of the option by the Manager. The placement price of the H shares was HK$6.00 per share. The net proceeds of the placement of the new H shares amounted to approximately HK$19,692 million. The net proceeds will be used for development of the Company's business, including acquisition within and outside of China. Upon the completion of the placement of shares, the total number of issued shares of the Company increased from 175,824,176,000 shares to 179,020,977,818 shares. The number of H shares held by the public increased from 17,582,418,000 shares to 21,098,900,000 shares, representing 11.79% of the total share capital.

     - On September 28, Forbes published the "50 Biggest Listed Companies in the Asia Pacific Region". Among the 50 companies, Toyota of Japan has the largest market capitalization (US$146.2 billion), followed by the Company (US$143.9 billion), BHP-Billiton (US$93.3 billion), China Mobile (US$85.3 billion) and Samsung Electronic (US$77.0 billion).

OCTOBER

     - On October 24, six companies in China and three companies in Hong Kong, China were chosen as "Asia's Best Performing Public Listed Companies" organised by Business Week. The Company ranked second on the list.

     - On October 26, the Company convened the fourth extraordinary Board meeting. The resolution on the Company's application for the integration of its listed subsidiaries by way of general offer and authorizing the special committees of the Board of Directors to handle related matters was passed by circulation.

     - On October 31, the Company made an announcement for the tender offers for all outstanding shares in Jinzhou Petrochemical, Liaohe Jinma and Jilin Chemical in order to withdraw the listing of such shares. The general offer will further increase the transparency of the Company, resolve the issue of internal competition within the Group, regulate connected transactions and improve the Company's efficiency. The offer price for the A shares in Jinzhou Petrochemical was RMB4.25 per share. The offer price for the A shares in Liaohe Jinma was RMB8.80 per share. The offer prices for the A shares, H shares and ADSs of Jilin Chemical were RMB5.25 per share, HK$2.80 per share and HK$280.00 per ADSs respectively.

          The general offer was completed successfully. On January 4, 2006, the A shares in Jinzhou Petrochemical and the A shares in Liaohe Jinma ceased to be listed on the Shenzhen Stock Exchange. On January 23, 2006, the H shares of Jilin Chemical ceased to be listed on the HKSE.

          On February 15, 2006, ADSs of Jilin Chemical ceased to be listed on the New York Stock Exchange and on February 20, 2006, the A shares of Jilin Chemical ceased to be listed on the Shenzhen Stock Exchange.

NOVEMBER

     - On November 1, the Company won the "Best Investor Relations Award" for Chinese companies listed in Hong Kong, China regarding the investors' relations of the Hong Kong and Taiwan companies organised by the Investors' Relations Magazine.

     - On November 8, the Company convened the second extraordinary general meeting of shareholders. The following resolutions were passed in the meeting: approval of the election of the Company's Directors; approval of the election of the Company's Supervisors; and approval of the Company's application to the HKSE for new continuing connected transactions and new caps for 2006 to 2008.

     - On November 10, the Company entered into a US$10 million Directors and Officer's Liability insurance contract with AIU Insurance Company, Guangzhou Branch. The insurance contract became effective immediately upon signing. This is an important protective measure for the purpose of eliminating effectively any personal financial risk and legal risk that may be assumed by the Directors and senior management staff of the Company in the performance of their duties.

     - On November 13, an explosion broke out in Jilin Petrochina Benzene Production Plant. The incident caused serious personal injuries and deaths, loss of property and water pollution of the Song Huajiang. The Company dispatched an operation team and a specialist team to the site immediately after the incident. The Company also activated the contingency plan to minimize the loss and the number of injuries and deaths. At the same time with the handling of the incident, the Company quickly organized a large-scale inspection of safety standards in production, focusing on "anti-breach of rules, inspection of hidden risks and procurement of rectification", and put into effect various measures for safety in production in winter. The Company has learned a lesson from the incident and has strengthened its efforts at ensuring safety in production and environmental protection.

     - On November 28, the Company convened the first meeting of the Third Term of the Board of Directors in Beijing. The following resolutions were passed in the meeting: resolution on the Company's budget for the year 2006; resolution on the production and operation and the


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          investment plan of the Company for the year 2006; resolution on the appointment of the Senior Vice Presidents, the Financial Controller and the Vice Presidents nominated by the President; resolution on the establishment of the Information Management Division and the Internal Control Division of the Company; resolution on the modification of the standards of basic remuneration and annual performance remuneration for the President's Work Team; and resolution on the Company's proposed application for the acquisition of the shares in the Fuel Oil Company held by Liaohe Petroleum Exploration Bureau and China Oil Natural Gas Pipeline Bureau and related matters.

DECEMBER

     - On December 6, the Company entered into two acquisition agreements with two wholly owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, for the acquisition of shares representing 15.56% and 20.17% respectively from them in the Fuel Oil Company, a 55.43% subsidiary of the Company, for an aggregate cash consideration of RMB559 million. The Fuel Oil Company is principally engaged in the investment and development of fuel oil in the upstream and downstream areas in China. Upon completion of the acquisitions, the Company's interest in the Fuel Oil Company will be increased and it is expected that the Company's management in the Fuel Oil Company will be strengthened.

     - On December 7, the world famous energy information company Platts published the "Top 250 Global Energy Companies for 2005". The Company and Sinopec ranked 7th and 12th respectively among those companies.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: April 10, 2006                   By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary